As confidentially submitted to the Securities and Exchange Commission on October 30, 2023.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________________

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

__________________________________________

Lakeside Holding Limited
(Exact name of registrant as specified in its charter)

__________________________________________

Nevada	4731	82-4305406
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1475 Thorndale Avenue, Suite A,
Itasca, Illinois 60143
(224) 446-9048
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

__________________________________________

Henry Liu
Chief Executive Officer
1475 Thorndale Avenue, Suite A,
Itasca, Illinois 60143
(224) 446-9048
(Name, address, including zip code, and telephone number, including area code, of agent for service)
__________________________________________

Copies to:

Yang Ge, Esq. DLA Piper UK LLP 20th Floor, South Tower, Kerry Center No. 1 Guanghua Road, Chaoyang District Beijing, China 100020 Tel: 86-10-8520-0616	Richard A. Friedman, Esq. Stephen A. Cohen, Esq. Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, NY 10112-0015 Tel.: (212) 653-8700

__________________________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)	, 2023

            Shares

LAKESIDE HOLDING LIMITED

Common Stock

__________________________________________

This is an initial public offering of common stock of Lakeside Holding Limited. We are offering            shares of our common stock.

Prior to this offering there has been no public market for our common stock. It is currently estimated that the initial public offering price will be between $            and $            per share.

We intend to apply to list our common stock on the Nasdaq Capital Market under the symbol “LSH.”

We are an “emerging growth company” and a “smaller reporting company” under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this prospectus and future filings after the closing of this offering. See the section titled “Prospectus Summary — Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

__________________________________________

Investing in our common stock involves risks. See the section titled “Risk Factors” beginning on page 7 of this prospectus to read about factors you should consider before deciding to invest in shares of our common stock.

__________________________________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

____________

(1)    See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to             additional shares of our common stock at the initial public offering price less the underwriting discounts and commissions.

Delivery of the shares is expected to be made on or about            , 2023.

__________________________________________

THE BENCHMARK COMPANY, LLC	AXIOM CAPITAL MANAGEMENT, INC.

, 2023

You should rely only on the information contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus that we may authorize to be delivered or made available to you. We and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectuses prepared by us or on our behalf. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus, any amendment or supplement to this prospectus or any applicable free writing prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus, any amendment or supplement to this prospectus or any applicable free writing prospectus is current only as of its date, regardless of the time of delivery of this prospectus, any amendment or supplement to this prospectus or any applicable free writing prospectus or any sale of the shares. Our business, financial condition, results of operations and prospects may have changed since such date.

For investors outside the United States: we have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

i

PROSPECTUS SUMMARY

This summary highlights information included elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should read and consider this entire prospectus carefully, including the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making any investment decision. Unless the context otherwise requires, the terms “Lakeside,” “the Company,” “we,” “us” and “our” refer to Lakeside Holding Limited, together with its consolidated subsidiaries.

Mission

We aspire to become a U.S.-backed cross-border supply chain corridor that connects Asia and North America with efficiency, reliability, and affordability.

Overview

We are a U.S.-based integrated cross-border supply chain solution provider with a primary focus on the Asian market including China and South Korea. We primarily provide customized cross-border ocean freight solutions and airfreight solutions to Asia-based customers that specifically cater to their requirements and needs in transporting goods into the U.S. We offer a wide variety of integrated services under our cross-border ocean freight solutions and cross-border airfreight solutions, including (i) cross-border freight consolidation and forwarding services, (ii) customs clearance services, (iii) warehousing and distribution services and (iv) U.S. domestic ground transportation services.

Founded in Chicago, Illinois in 2018, we are an Asian American-owned business rooted in the U.S. with in-depth understanding of both the U.S. and Asian international trading and logistics service markets. Our customers are typically Asia- and U.S.-based logistics service companies serving large Asia-based e-commerce platforms, social commerce platforms and manufacturers to sell and transport consumer and industrial goods made in Asia into the U.S. Since inception and as of June 30, 2023, we had served over 300 customers to fulfill over 25,500 cross-border supply chain solution orders.

We have established an extensive collaboration network of service partners, including global freight carrier partners for our cross-border freight consolidation and forwarding services as well as domestic ground transportation partners for our U.S. domestic transportation services. Since inception and as of June 30, 2023, we had partnered with almost all major global ocean and air carriers to forward over 27,000 twenty-foot equivalent unit, or TEU, of container loads and 30,000 tons of air cargo. As of June 30, 2023, we had also partnered with over 200 domestic ground transportation carriers, including almost all major U.S. domestic ground transportation carriers.

We operate three massive and hyper-busy regional warehousing and distribution centers in the U.S., including in Chicago, Illinois, Dallas, Texas and Los Angeles, California. With an aggregate gross feet area of approximately 85,000 square feet and 35 docks, our regional warehousing and distribution centers have an aggregate daily floor load of up to 3,000 cubic meters of freight. In addition to our self-owned regional centers, we have established strategic partnerships with over 150 warehouses and distribution terminals in almost all transportation hubs in the U.S. to assist with the warehousing and distributing services of our cross-border freight. Further, we collaborate with licensed customs brokerage experts to help our customers clear shipments importing into the U.S. As of June 30, 2023, we had assisted with the customs clearance of cross-border freight of an aggregate assessed value of over US$25.0 million.

Leveraging our strong cross-border supply chain service capabilities, extensive network of cross-border freight carrier partners and U.S. domestic ground transportation partners, massive and hyper-busy regional warehousing and distribution centers as well as deep understanding of the Asian markets, we have been able to build up our brand and reputation and have achieved fast growth since our inception. For the fiscal years ended June 30, 2022 and 2023, our revenues amounted to US$9.6 million and US$12.9 million, respectively, and our gross profit amounted to US$1.8 million and US$2.6 million during the same periods, respectively. As of June 30, 2023, we had fulfilled over 25,500 cross-border supply chain solution orders for freight of an aggregate assessed value of US$1.0 billion, delivered to thousands of business and residential addresses in approximately 48 U.S. states.

Solutions and Services

We offer our customers cross-border ocean freight solutions and airfreight solutions that are specifically tailored to their requirements and needs in transporting goods into the U.S.

Services under our cross-border ocean freight solutions and cross-border airfreight solutions typically include (i) cross-border freight consolidation and forwarding services, (ii) customs clearance services, (iii) warehousing and distribution services and (iv) U.S. domestic ground transportation services.

Our Strengths

We believe the following strengths contribute to our success and differentiate us from our competitors:

•        Fast-growing U.S.-based cross-border supply chain solution provider with a unique focus on the Asian market;

•        Extensive network of global freight carrier partners and U.S. ground transportation partners;

•        Symbiotic relationships with a large base of customers with high demand for supply chain solutions;

•        Persistent focus on providing superior service efficiency and quality; and

•        Visionary and accomplished young management team with strong industry expertise and in-depth understanding of Asian markets.

Growth Strategies

We believe that we have a significant opportunity before us, both to further our mission and to strengthen our business and grow our revenues. We are focused on the following strategies to drive our growth:

•        Solidify our competitive edge and further grow customer base;

•        Expand our global footprints more extensively;

•        Diversify and increase the breadth and depth of our service offerings through an organic growth and/or mergers and acquisitions;

•        Optimize operational efficiency and maintain premier service quality; and

•        Continue to invest in and advance our technologies.

Market Opportunity

The cross-border supply chain solutions industry is highly fragmented with thousands of companies of various sizes competing in domestic and international markets. The overall opportunities in the cross-border supply chain solutions sector are significant. According to McKinsey & Company, the cross-border supply chain solutions sector is expected to see a significant growth in the coming years. It is estimated that the market size of cross-border e-commerce will expand to around $1 trillion in merchandise value by 2030, from a current value of approximately $300 billion.

We maintain a strong focus on the Asian market. According to McKinsey & Company, Asia is expected to account for 57% of the growth of the global e-commerce logistics market between 2020 and 2025, making it one of the most important regions for global trade and logistics activities going forward. Our concentration on the Asian market enables us to develop in-depth expertise in serving Asian countries such as China and South Korea and provides us an edge in understanding the nuances and demands in this rapidly evolving market.

Summary of Risk Factors

Our business is subject to a number of risks of which you should be aware before making a decision to invest in our common stock. These risks are more fully described in the section titled “Risk Factors” beginning on page 7 of this prospectus. These risks include, among others, the following:

•        Our business and growth are significantly affected by the development of international commerce, e-commerce and social commerce industries, as well as macroeconomic and other factors that affect demand for cross-border supply chain solutions and services, in the U.S. and globally.

•        We face intense competition which could adversely affect our results of operations and market share.

•        We face risks associated with our service partners and their personnel.

•        COVID-19 significantly impacted worldwide economic conditions and global trade and may continue to have a disruptive effect on our operations, and the operations of our service partners and our customers, which may further impact our business.

•        We rely on a variety of service partners, such as global ocean and air freight carrier parties as well as U.S. domestic ground transportation partners, and if they become financially unstable or have reduced capacity to provide service because of COVID-19 or other factors, it may adversely impact our business, financial condition and results of operations.

•        Global economic uncertainty impacted international trade and could affect demand for our services or the financial stability of our service partners and customers.

•        Our historical results of operations and financial performance are not indicative of future performance.

•        Failure to successfully implement our business strategies, effectively respond to changes in market dynamics or satisfactorily meet customer demands could materially and adversely affect our future financial results.

•        We may not be familiar with new regions or markets we enter and may not be successful in maintaining our current growth in such regions or markets.

•        The cross-border supply chain solution industry has its own set of risks, including operational inefficiencies, lack of digital culture and training, disruptive labor relations and operational costs. Our provision of integrated cross-border supply chain solutions and services to customers may be adversely impacted due to these factors.

•        Our long-term growth and competitiveness are highly dependent on our ability to control costs.

•        Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material adverse impact on our business, financial condition and results of operations.

Corporate Information

We commenced our operations in February 2018 through American Bear Logistics Corp., a corporation established under the laws of the State of Illinois. In August 2023, as a part of our reorganization, we established our holding company, Lakeside Holding Limited, under the laws of the State of Nevada. Our principal executive offices are located at 1475 Thorndale Avenue, Suite A, Itasca, Illinois 60143, and our telephone number is (224) 446-9048.

Our website address is www.americanbearlogistics.com. The information on, or that can be accessed through, our website is not part of this prospectus and is not incorporated by reference herein. We have included our website address as an inactive textual reference only.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act of 1933, as amended, or the Securities Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements that are applicable to other companies that are not emerging growth companies.

Accordingly, in this prospectus, we (i) have presented only two years of audited financial statements; and (ii) have not included a compensation discussion and analysis of our executive compensation programs. In addition, for so long as we are an emerging growth company, among other exemptions, we will:

•        not be required to engage an independent registered public accounting firm to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•        not be required to comply with the requirement in Public Company Accounting Oversight Board Auditing Standard 3101, The Auditor’s Report on an Audit of Financial Statements When the Auditor Expresses an Unqualified Opinion, to communicate critical audit matters in the auditor’s report;

•        be permitted to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our periodic reports and registration statements, including in this prospectus;

•        not be required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation; or

•        not be required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes.”

We will remain an “emerging growth company” until the earliest occurrence of:

•        our reporting of $1.235 billion or more in annual gross revenue;

•        our becoming a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates;

•        our issuance, in any three year period, of more than $1.0 billion in non-convertible debt; and

•        the fiscal year end following the fifth anniversary of the completion of this initial public offering.

The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, also permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period under the JOBS Act.

We also qualify as a “smaller reporting company,” meaning that the market value of our common stock is less than $700.0 million and our annual revenue is less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our common stock is less than $250.0 million or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our common stock is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

THE OFFERING

Common stock offered by us	shares.
Option to purchase additional shares	The underwriters have a 30 day option to purchase up to additional shares of our common stock at the initial public offering price less estimated underwriting discounts and commissions.
Common stock to be outstanding after this offering	shares, or shares if the underwriters exercise their option to purchase additional shares in full.
Use of proceeds

We estimate that the net proceeds from this offering will be approximately $             million (or approximately $             million if the underwriters exercise their option to purchase additional shares in full) from the sale of the shares of common stock offered by us in this offering, based on an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our stockholders. See “Use of Proceeds” for additional information.

Lock-up

[We, our executive officers, directors, and stockholders of our common stock prior to the offering, collectively], have agreed with the underwriters not to sell, transfer or dispose of any shares or similar securities for a period of 180 days following the closing of this offering. See “Shares Eligible for Future Sale” and “Underwriting.”

Underwriter Warrants

Upon the closing of this offering, we will issue to The Benchmark Company, LLC (“Benchmark”) and Axiom Capital Management, Inc. (“Axiom”), as representatives of the underwriters, warrants entitling the representatives to purchase a total of 5% of the aggregate number of shares issued in this offering. The warrants shall be exercisable for a period of four and one-half years commencing six (6) months from the effective date of the Registration Statement on Form S-1 of which this prospectus forms a part. For additional information, please refer to the “Underwriting” section.

Transfer Agent and Registrar
Risk Factors

You should carefully read and consider the information set forth in the section titled “Risk Factors,” together with all of the other information set forth in this prospectus, before deciding whether to invest in our common stock.

Proposed Nasdaq trading symbol	“LSH”

The number of shares of our common stock that will be outstanding after this offering is based on 50,000 shares of common stock outstanding, pro forma as of June 30, 2023.

Except as otherwise indicated, all information in this prospectus reflects and/or assumes no exercise by the underwriters of their option to purchase additional shares of common stock from us in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary of historical financial and operating data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. We have derived the summary consolidated statements of operations data for the fiscal years ended June 30, 2022 and 2023 and consolidated balance sheet data as of June 30, 2023 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

	For the Fiscal Year Ended June 30, 2023 (audited)	For the Fiscal Year Ended June 30, 2022 (audited)
Statement of operation data:
Revenues	$12,872,891	$9,605,536
Gross profit	2,564,289	1,808,905
Operating expenses	2,317,392	1,926,665
Income (loss) from operations	246,897	(117,760)
Other income (expense), net	761,901	114,871
Income taxes (benefit) expense	65,068	—
Net income (loss)	$943,730	$(2,889)
Earnings (loss) per share, basic and diluted	$19.67	$(0.05)
Weighted average Ordinary Shares outstanding (basic)	50,000	50,000

Balance sheet data:

	As of June 30, 2023 (audited)	As of June 30, 2022 (audited)
Current assets	$2,435,814	$1,574,327
Total assets	5,471,946	5,154,464
Current liabilities	2,774,366	2,532,944
Total liabilities	4,617,186	5,075,994
Total equity	$854,760	$78,470

RISK FACTORS

Investing in the common stock involves a high degree of risk. You should carefully consider the following risks, as well as other information contained in this prospectus, before making an investment in our company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our common stock. We may face additional risks and uncertainties aside from the ones mentioned below. There may be risks and uncertainties that we are unaware of, or that we currently do not consider material, that may become important factors that adversely affect our business in the future. Any of the following risks and uncertainties could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends. In such case, the market prices of the common stock could decline and you may lose part or all of your investment.

Risks Related to Our Business and Industry

Our business and growth are significantly affected by the development of international commerce, e-commerce and social commerce industries, as well as macroeconomic and other factors that affect demand for cross-border supply chain solutions and services, in the U.S. and globally.

We are a U.S.-based integrated cross-border supply chain solution provider with a primary focus on the Asian market including China and South Korea. Our customers are typically Asia- and U.S.-based logistics service companies serving large Asia-based e-commerce platforms, social commerce platforms and manufacturers to sell and transport consumer and industrial goods made in Asia into the U.S. As such, our business and growth are highly dependent on the viability and prospects of international commerce, as well as the domestic and international e-commerce and social commerce industries. Any uncertainties relating to the growth, profitability and regulatory regime of international commerce, e-commerce or social commerce industries could have a significant impact on us. The developments of international commerce, e-commerce and social commerce industries are affected by a number of factors, most of which are beyond our control. These factors include, but are not limited to:

•        the consumption power and disposable income of consumers, as well as changes in demographics and consumer tastes and preferences;

•        the potential impact of the COVID-19 and other pandemics on our business operations and the economy in the U.S. and elsewhere in the world generally;

•        the growth of broadband and mobile Internet penetration and usage;

•        the availability, reliability and security of e-commerce and social commerce platforms;

•        the selection, price and popularity of products offered on e-commerce and social commerce platforms;

•        the emergence of alternative channels or business models that better suit the needs of consumers;

•        the development of logistics, payment and other ancillary services associated with international commerce, e-commerce and social commerce; and

•        changes in laws and regulations, as well as government policies that govern international commerce, trade, e-commerce and social commerce industries.

International commerce, e-commerce and social commerce industries are highly sensitive to the changes of macroeconomic conditions, and consumers’ e-commerce and social commerce spending tends to decline during recessionary periods. Many factors beyond our control, including economic recessions, downturns in business cycles, inflation and deflation, fluctuation of currency exchange rate, volatility of stock and property markets, changes in interest rates, tax rates and other government policies, and increases in unemployment rates, can adversely affect international commerce, consumer confidence and spending behavior on e-commerce and social commerce platforms, which could in turn materially and adversely affect our growth and profitability. In addition, unfavorable changes in domestic and international politics, including military conflicts, political turmoil and social instability, may also adversely affect consumer confidence and spending behavior, which could in turn negatively impact our growth and profitability.

Further, the cross-border supply chain solution industry has historically experienced cyclical fluctuations in operational and financial performance due to economic recessions, reductions in per capita disposable income and levels of consumer spending, downturns in the business cycles of customers, interest rate fluctuations and economic factors beyond our control. During economic downturns, whether in the U.S. or globally, reduced overall demand for cross-border supply chain services will likely result in decreased demand for our solutions and services and may exert downward pressures on our rates and margins. As we provide a significant portion of our supply chain solutions and logistics services for the international commerce, e-commerce and social commerce industries, if the online and offline retail channel integration trend or any other trend required for the development of international commerce, e-commerce or social commerce industry does not develop as we expect, our business prospects may be adversely affected. In periods of strong economic growth, demand for limited transportation resources can also result in increased network congestion and operational inefficiencies.

In addition, any deterioration in the economic environment subjects our business to various risks that may have a material impact on our operating results and future prospects. Any trade barriers, legal measures and exchange rate fluctuations may severely affect cross-border business activities or integrated supply chain solution providers that are highly sensitive to price changes. In such deteriorated economic environment, some of our customers may face difficulties in paying us, and some may go out of business. These customers may not complete their payments as quickly as they did in the past, if at all, which may have adverse impact on our working capital. We may not be able to promptly adjust our expenses in response to changing market demands and it may be more difficult to match our staffing levels to our business needs.

We face intense competition which could adversely affect our results of operations and market share.

We offer a wide variety of integrated services within cross-border ocean freight solutions and cross-border airfreight solutions, including (i) cross-border freight consolidation and forwarding services, (ii) customs clearance services, (iii) warehousing and distribution services and (iv) U.S. domestic ground transportation services. The industries we operate in are highly competitive and fragmented. As a result, we may compete with a broad range of companies, such as integrated supply chain solution and service providers, cross-border freight delivery service providers, customs clearance services providers, U.S. domestic ground transportation service providers and other bonded warehouses. Specifically, there are multiple existing market players that offer integrated supply chain solutions and logistics services, and there may be new entrants emerging in each of the markets we operate in, which compete to attract, engage, and retain consumers and merchants. These companies may have greater financial, technological, research and development, marketing, distribution, and other resources than we do. They may have longer operating histories, a larger customer base or broader and/or deeper market coverage. As a result, our competitors may be able to respond more quickly and effectively to new or evolving opportunities, technologies, standards, or user requirements than we do and may have the ability to initiate or withstand significant regulatory changes and industry evolvement. Furthermore, when we expand into other markets, we will face competition from new competitors, domestic or foreign, who may also enter markets where we currently operate or plan to operate.

Any significant increase in competition may have a material adverse effect on our revenues and profitability as well as on our operations and business prospects. We cannot assure you that we will be able to continuously distinguish our services from those of our competitors, preserve and improve our relationships with various participants in the supply chain solution industry, or increase or even maintain our existing market share. We may experience the loss of market share, and our financial condition and results of operations may deteriorate if we fail to compete effectively.

In addition, new partnerships and strategic alliances in the supply chain solution industry also can alter market dynamics and adversely impact our businesses and competitive positioning. Our current and potential competitors may also establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and offerings. If we are unable to anticipate or react to these competitive challenges, our competitive position could be undermined, and we could experience a decline in growth which may adversely affect our business, financial condition, and results of operations.

We face risks associated with our service partners and their personnel.

We have established an extensive and long-standing collaboration network of service partners. For example, since inception and as of June 30, 2023, we had partnered with almost all major global ocean and air carriers to serve over 300 customers to forward cross-border shipments consisting of over 27,000 TEU of container loads and 30,000 tons of air cargo. In addition, as of June 30, 2023, we had partnerships with over 200 domestic ground transportation carriers, including almost all major U.S. domestic ground transportation carriers.

As the cross-border freight of our customers moves in the network of our service partners from pickup, transportation to delivery, the performance of our service partners may affect our brand image.

We do not directly supervise the day-to-day operations of our service partners. We typically manage our collaboration with them through contractual agreements, which provide for performance incentives along with periodic evaluations. We may not be able to manage such service partners, as well as their own employees, as effectively as if we had full ownership of them or operated their businesses directly. Although we have established and distributed service standards across our network of service partners from time to time, we may not be able to successfully monitor, maintain and improve them. Their failure to provide satisfactory services may adversely impact our reputation and brand image. Furthermore, our service partners may fail to implement sufficient control over the performance of pickup, transportation and delivery personnel, adherence to customer privacy standards and timely delivery of parcels. We and our service partners may suffer financial losses, incur liabilities and suffer reputational damages in the event of theft or late delivery of freight or mishandling of customer privacy.

Suspension or termination of the services of our service partners in a particular geographic area may cause interruption to or suspension of our services in the corresponding geographic area. Our service partners may suspend or terminate their services voluntarily or involuntarily due to various reasons, including disagreement or dispute with us, failure to make a profit, failure to maintain requisite approvals, licenses or permits or to comply with governmental regulations, and events beyond our or their control, such as inclement weather, natural disasters, transportation interruptions or labor unrest or shortage. Due to the intense competition in the cross-border supply chain solution industry, our existing service partners may also choose to discontinue their cooperation with us and work with our competitors instead. We may not be able to promptly replace our service partners or find alternative ways to provide relevant services in a timely, reliable and cost-effective manner, or at all. As a result of any service disruptions associated with our service partners, our customer satisfaction, reputation, operations and financial performance may be materially and adversely affected.

COVID-19 significantly impacted worldwide economic conditions and global trade and may continue to have a disruptive effect on our operations, and the operations of our service partners and our customers, which may further impact our business.

We may be impacted by residual effects of the COVID-19 pandemic or a new and similarly disruptive global health emergency. In early 2020, COVID-19 was declared a global health emergency and later declared a global pandemic by the World Health Organization, prompting governments around the world to mandate lockdowns and other restrictions that had direct impacts on international trade. The COVID-19 pandemic and various government reactions to it contributed to shortages of labor and capacity, and increased costs that continue to impact our operations. While many of the COVID-19 restrictions have been eased or discontinued entirely, various protocols and policies continue to be implemented or contemplated in 2023, as a resurgence of COVID-19 remains a possibility. There is no guarantee that a continuation or resurgence of COVID-19 or a variant, or a similarly disruptive health emergency, would not impact our operations. Any significant disruption on the scale of the COVID-19 pandemic over an extended period could negatively affect our business and our financial results. Such a disruption could also have the effect of heightening many of the other risks described below.

We rely on a variety of service partners, such as global ocean and air freight carrier parties as well as U.S. domestic ground transportation partners, and if they become financially unstable or have reduced capacity to provide service because of COVID-19 or other factors, it may adversely impact our business, financial condition and results of operations.

As an integrated cross-border supply chain solution provider, we depend on a variety of service partners, including global ocean and air freight carrier partners, U.S. domestic ground transportation partners and others. The quality and profitability of our integrated cross-border supply chain solutions and services depend upon effective selection and oversight of our service partners. For example, during the pandemic, airfreight carriers have been particularly affected, such as having to cancel flights due to travel restrictions resulting in dramatic drops in revenues, historical losses, high leverage and liquidity challenges. Delays and congestions at various ports as a result of COVID-19 restrictions during the pandemic also prolonged the delivery times for certain of our cross-border freight. Additionally, ocean freight carriers have consolidated with the potential for more to occur in the future. Disruptions such as COVID-19 place significant stress on our global ocean and air freight carrier partners, U.S. domestic ground transportation partners as well as other service partners, which may result in reduced carrier capacity or availability, pricing volatility or more limited carrier transportation schedules and other services that we utilize, which could adversely impact our business, financial condition and results of operations.

Global economic uncertainty impacted international trade and could affect demand for our services or the financial stability of our service partners and customers.

The global economy entered a recession as a result of the pandemic, which could affect international trade and negatively affect demand for our cross-border supply chain solutions and services. Future unfavorable economic conditions, rising interest rates and high inflation could result in lower freight volumes, reduced sell rates, higher operating expenses and may adversely affect our revenues, operating results and cash flows. These conditions, should they occur for an extended period of time, could adversely affect our customers and service partners. Should our customers’ ability to pay deteriorate, additional credit losses may be incurred.

Our historical results of operations and financial performance are not indicative of future performance.

Our total revenues increased by 34.0% from US$9.6 million for the fiscal year ended June 30, 2022 to US$12.9 million for the fiscal year ended June 30, 2023. Our gross profits increased by 41.8% from US$1.8 million for the fiscal year ended June 30, 2022 to US$2.6 million for the fiscal year ended June 30, 2023. Although our business has grown rapidly, our historical results of operations and financial performance may not be indicative of our future performance. In addition, we cannot assure you that we can continue to operate under our existing business models successfully. As the market and our business evolve, we may modify our operations, data and technology, sales and marketing as well as solutions and services. These changes may not achieve expected results and may have a material and adverse impact on our results of operations and financial condition. We expect our expenses to continue to increase in the future as we expand our business. Our expenses may grow faster than our revenues, and our expenses may be greater than we expected. We cannot assure you that we will be able to achieve similar results or grow at the same speed as we did in the past or at all. Rather than relying on our historical operating and financial results to evaluate us, you should consider our business prospects in light of the risks and difficulties we may encounter as a company in its ramp-up stage of development and operating in emerging and dynamic industries, including, among other factors, our ability to attract and retain customers; our ability to create value propositions for our service partners; our ability to navigate in the evolving regulatory environment; our ability to provide high-quality and satisfactory integrated cross-border supply chain services; our ability to build up our reputation and promote our brand; and our ability to anticipate and adapt to changing market conditions. We may not be able to successfully address these risks and difficulties, which could significantly harm our business, results of operations and financial condition.

Failure to successfully implement our business strategies, effectively respond to changes in market dynamics or satisfactorily meet customer demands could materially and adversely affect our future financial results.

We may make significant investments and other decisions in connection with our long-term business strategies such as to expand the breadth and depth of our solution and service offerings and to further upgrade the supply chain technologies that we utilize. Such initiatives and enhancements may require us to make significant capital expenditures. Additionally, in developing business strategies, we make certain assumptions including, but not limited to, those related to customer demand and preferences, competition landscape as well as the economy in the U.S., Asia and globally. However, the actual market, economic and other conditions may be different from our assumptions. As technologies, customer behaviors and market conditions continue to evolve, it is important that we maintain the relevance of our brand as well as our solution and service offerings to our customers. If we are not able to successfully implement our business strategies and effectively respond to changes in market dynamics, our future financial results may be materially and adversely affected. We have also incurred, and may continue to incur, increased operating expenses in connection with certain changes to our business strategies.

In addition, our planning and spending decisions, including capacity expansion, procurement commitments, personnel needs, and other resource requirements, are primarily made based on our estimate of customer demands. We may not always be able to estimate such demands accurately. For example, if we underestimate our customer demands during our peak periods, we may experience capacity and resource shortages in fulfilling customer orders during such periods. Failure to meet customer demands in a timely fashion or at all will adversely affect our competitive position, financial condition and results of operations.

We may not be familiar with new regions or markets we enter and may not be successful in maintaining our current growth in such regions or markets.

We are a U.S.-based integrated cross-border supply chain solution provider with a current primary focus on the Asian market including China and South Korea, while we intend to further expand our business footprint and enter into new regions and markets. The revenue growth rate was 34.0% and 16.2%, respectively, for the fiscal years ended June 30, 2022 and 2023. However, we may be unable to replicate our current success in new markets. In expanding our business, we may enter markets in which we may have limited or none experience. We may not be familiar with the local business and regulatory environment, and we may fail to attract a sufficient number of customers due to our limited presence in that region. In addition, competitive conditions in new markets may be different from those in our existing markets and may make it difficult or impossible for us to generate high income in these new markets. If we are unable to manage such difficulties in our expansion into other regions or markets, our business, financial condition, results of operations and prospects may be adversely affected.

The cross-border supply chain solution industry has its own set of risks, including operational inefficiencies, lack of digital culture and training, disruptive labor relations and operational costs. Our provision of integrated cross-border supply chain solutions and services to customers may be adversely impacted due to these factors.

The cross-border supply chain solution industry has its own set of risks, including operational efficiencies, lack of digital culture and training, labor relations and operational costs. We dedicate to providing integrated cross-border supply chain solutions and services to our customers. The provision of these integrated cross-border supply chain solutions and services may also depend on various industry-inherent factors such as our ability to coordinate with our service partners and customers, the services and labor relations of our service partners, the operational efficiencies at our facilities, our ability to hire qualified personnel, our development of digital integration, and our ability to control and manage costs. If we are unable to manage any of such industry-inherent factors, our provision of cross-border supply chain solutions and services may be adversely affected.

Our long-term growth and competitiveness are highly dependent on our ability to control costs.

Our long-term growth, competitiveness and results of operations are affected by our ability to control costs including labor and lease costs, which may be subject to factors, including, among other things, fluctuations in wage rates and leasing costs. Any unexpected increase in our costs due to factors beyond our control, could adversely impact our profitability. Effective cost control measures have a direct impact on our financial condition and results of operations. We have adopted and expect to adopt additional cost control measures. However, the measures we have adopted or will adopt in the future may not always be as effective as expected. If we are not able to effectively control our costs and adjust the level of fee rates of our integrated cross-border supply chain solutions and services based on varied operating costs and market conditions, our profitability and cash flow may be adversely affected.

Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material adverse impact on our business, financial condition and results of operations.

Our business is subject to certain regulations, and we are required to hold or complete a number of licenses, permits and filings in connection with our business operation, including, but not limited to, container freight station, non-vessel operating common carrier (“NVOCC”), indirect air carrier certification, Freight Broker License, and Standard Carrier Alpha Code. We must also obtain a license from the Federal Maritime Commission (“FMC”) by filing Form FMC-18. Failure to satisfy these requirements may result in penalties, orders to rectify, fines, or suspension of business for remediation. We hold and complete all material licenses, permits and filings for our current operation and will apply for certain permits and filings with the government authorities if needed in the future. Please see “Business — Government Regulations” for more information regarding the licenses and permits we have obtained and filings we have made. However, we cannot assure you that we will be able to complete such filings in a timely manner, or at all, due to complex procedural requirements and the expansion of our business.

As an integrated cross-border supply chain solution provider, a substantial portion of our business operations consist of freight forwarding, particularly international freight forwarding. According to FMC, all international freight forwarding agencies and their branches must be filed with or licensed by the Bureau of Certification and Licensing of FMC. Air freight forwarders should operate as indirect air carriers and hold indirect air carrier numbers, overseen by the Transportation Security Administration. Companies may file a Form FMC-18 in either paper or electronic format to complete the license application. Entities engaging in international freight forwarding operations who do not complete or maintain the filing will be subject to fines, denial, revocation or suspension of an ocean transportation intermediary license. In addition, we, as an integrated cross-border supply chain solution provider, also provide our service as an NVOCC. Under FMC, a U.S.-based NVOCC shall obtain a license from the FMC by filing form FMC-18. Entities conducting business as an NVOCC in violation of such filing requirements may be ordered to submit fines. Persons operating without the proper license may be subject to civil penalties not to exceed $6,000 for each violation. If the violation is willfully and knowingly committed, in which case the amount of the civil penalty may increase to $30,000 for each violation. Entities engaging in international freight forwarding operations or conducting business as an NVOCC who do not complete or maintain the filing may also result in denial, revocation or suspension of an ocean transportation intermediary license.

The information contained in the licenses, permits, records or filings that we possessed may not be updated in a timely manner due to changes in any registered information of our subsidiaries, such as their domicile address, registered capital and type of entity, company name (including additions or removals of trade names), business structure change, and we will apply for these changes of registration as required. However, we cannot guarantee that we will complete such change of registration in time or at all and any failure to complete the change of registration in a timely manner may result in fines and penalties.

New laws and regulations may be enforced from time to time to require additional licenses and permits other than those we currently have or provide additional requirements on the operation of our business. If we do not receive, complete or maintain necessary approvals or filings, or we inadvertently conclude that such approvals or filings are not required, or there is a change in the applicable laws, regulations, or interpretations such that we need to make filings or obtain approvals in the future, we may be subject to (i) investigations by competent regulatory authorities, (ii) fines or penalties, (iii) orders to suspend our operations and to rectify any non-compliance, or (iv) prohibitions from engaging in relevant businesses and even securities offerings. These risks could result in material adverse changes in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

Our business and results of operations may be materially and adversely affected if we or our service partners become unable to provide relevant services in a timely, reliable, safe and secure manner.

The success of our business largely depends on our ability to maintain and further enhance the quality of our supply chain solutions and services. Together with our service partners such as cross-border freight forwarding partners, customs brokerage experts and U.S. domestic ground transportation partners, we provide integrated cross-border supply chain solutions and services to our customers. If we, or our service partners become unable to provide relevant services in a timely, reliable, safe and secure manner, our reputation and customer loyalty could be negatively affected. In addition, if our customer service personnel fail to satisfy customer needs or respond effectively to customer complaints, we may not be able to retain our existing customers or attract prospective customers and may experience a decrease in our supply chain solution orders, which could have a material adverse effect on our business, financial condition and results of operations. See also “— We face risks associated with our service partners and their personnel.”

As substantially all of the container loads and air cargo space we source are non-committed purchases, there can be no assurance that we will be able to obtain sufficient container loads or air cargo space on routes that meet our customers’ specific demands, or at all.

Since our inception, substantially all of the container loads and air cargo space we source from our cross-border freight forwarding partners such as ocean shipping carriers, airlines as well as other sizable ocean and air freight forwarders for our cross-border freight consolidation and forwarding services are on a non-committed basis and are subject to the availability of their shipping vessels and aircrafts. There can be no assurance that we will be able to source sufficient container loads or air cargo space on all routes upon our customers’ requests. If we cannot obtain sufficient container loads and air cargo space from our service partners to meet our customers’ specific demands, in particular during peak periods, our reputation within the network of industry players and our results of operations could be adversely affected.

Fluctuations in the rates of container loads and air cargo space could adversely impact our business, financial condition and results of operations.

The rates of container loads and air cargo space for our cross-border freight consolidation and forwarding services may fluctuate based on market conditions. If we cannot adjust the corresponding rates that we charge our customers in time to reflect such fluctuations accordingly, the number of our supply chain solution orders and/or our gross profit may decrease, and our business, financial condition and results of operations may be materially and adversely affected. In addition, we generally enter into block space agreements with our freight forwarding service partners such as ocean shipping carriers, airlines as well as other sizable ocean and air freight forwarders, whereby we are committed to purchasing a fixed number of containers or amount of cargo space at pre-determined rates regardless of the actual volume that we utilize and resell to our customers. Although we have not experienced any situations where we cannot fully utilize the pre-determined containers or cargo space, we cannot assure you that we will not encounter any of such situations in the future. If at the time when we fix our terms with our customers, the prevailing market rates of container loads or air cargo space fall below the pre-determined rates provided under the block space agreements, we may not be able to charge our customers at rates higher than the ones provided under our block space agreements, and our gross profit may be materially and adversely affected.

If we cannot utilize the container loads or air cargo space allocated to us under the block space agreements with our freight forwarding service partners, we may not be able to fully recover the costs of the relevant container loads or air cargo space, and our results of operations may be adversely impacted.

For our cross-border freight consolidation and forwarding services, we generally enter into block space agreements with our freight forwarding service partners such as ocean shipping carriers, airlines as well as other sizable ocean and air freight forwarders in order to ensure we obtain an assured level of container loads and air cargo space at a relatively fixed price. However, we may not be able to fully utilize the container loads or air cargo space that we purchase from such freight forwarding service partners under the block space agreements at all times. If we cannot resell the container loads and air cargo space allocated to us under the block space agreements to our customers in full, we may not be able to fully recover the costs of the relevant container loads and air cargo space, and our financial condition and results of operations may be adversely impacted.

Any disruption to the operation of our regional warehousing and distribution centers could have a material adverse effect on our business, financial condition and results of operations.

We operate three massive and hyper-busy regional warehousing and distribution centers in Illinois, Texas and California with an aggregate gross feet area of approximately 85,000 square feet. Natural disasters or other unanticipated catastrophic events, including power interruptions, water shortage, storms, fires, environmental pollution, earthquakes, terrorist attacks and wars, as well as changes in governmental planning for the land underlying these regional warehousing and distribution centers, could damage or destroy our cross-border freight at these facilities that requires storage, fulfilment, transloading, palletizing, packaging or distribution, and significantly impair our business operations. We may not be able to identify suitable replacement warehousing and logistics facilities that meet our requirements in a timely manner, should any of the foregoing occur. If we are unable to identify suitable replacement warehousing and logistics facilities, we may not be able to offer the warehousing and distribution services that can meet our customers’ demand and our financial condition and results of operations may be adversely impacted.

If we are unable to utilize our regional warehousing and distribution centers effectively, our business, financial condition and results of operations may be adversely affected.

As part of our integrated cross-border supply chain solutions, we offer warehousing and distribution services at our three regional warehousing and distribution centers in Illinois, Texas and California. The continued growth of our integrated cross-border supply chain solution business depends in part on our ability to maintain efficient and effective operation of these regional warehousing and distribution centers, including to: (i) obtain adequate funding for development and improvement of these centers; (ii) accurately estimate the customer demand in new centers; (iii) successfully promote these centers; and (iv) hire and retain skilled management and employees, especially qualified warehousing and distribution managers through our training and promotion, on commercially reasonable terms. Adverse changes in the economic conditions and any material decline in demand of our warehousing and distribution services may lead to excess capacity at our warehousing and distribution centers. If we are unable to utilize excess capacity on hand, we may incur losses which could materially and adversely affect our business, financial condition and results of operations.

If we are unable to manage the expansion of our supply chain infrastructure successfully, our business prospects and results of operations may be materially and adversely affected.

As of September 30, 2023, we had a workforce of approximately 33 full-time employees across various functions. We may expand our supply chain infrastructure to increase our operational capacity and to restructure and reorganize the workflow and processes therein. We may also establish centers in additional cities, states and countries to further enhance our warehousing and distribution capacity. As we continue to enhance capability, our supply chain infrastructure may become increasingly complex and challenging to operate. We cannot assure you that we will be able to set up additional warehousing and distribution centers or lease suitable facilities on commercially acceptable terms or at all. Moreover, we may not be able to recruit a sufficient number of qualified employees in connection with the expansion of such supply chain infrastructure. In addition, the expansion of our supply chain infrastructure may strain our managerial, financial, operational and other resources. If we fail to manage such expansion successfully, our growth potential, business and results of operations may be materially and adversely affected. Even if we manage to expand our supply chain infrastructure successfully, we may not obtain the competitive advantage that we expect.

We face risks associated with the cross-border freight that we handle, including real or perceived quality or health issues, and risks inherent in the supply chain industry, including personal injury, product damage, and transportation-related incidents.

We handle a large volume of freight during the provision of our integrated cross-border supply chain services and face challenges with respect to the protection and examination of such freight. Freight that we and/or our service partners handle may be delayed, stolen, damaged or lost during the transportation due to various reasons beyond our control, and we may be perceived or found liable for such incidents. In addition, we may not be able to fully screen and detect unsafe, prohibited or restricted items within the freight that we handle. Unsafe items, such as flammables and explosives, toxic or corrosive items and radioactive materials, may damage other freight, harm the personnel and facilities of us or our service partners, or even injure the recipients. Furthermore, if we fail to prevent prohibited or restricted items from entering into our cross-border supply chain network and if we participate in the transportation and delivery of such items unknowingly, we may be subject to administrative penalties, and if any personal injury or property damage is concurrently caused, we may also be liable for civil compensation.

The transportation of cross-border freight also involves inherent risks. The insurance maintained by us or our service partners may not fully cover the liabilities caused by transportation-related injuries or losses during the cross-border freight forwarding or the U.S. domestic ground transportation. From time to time, the shipping vessels, aircrafts, vehicles or personnel of our service partners may be involved in transportation accidents, and freight carried by them may be lost or damaged. In addition, frictions or disputes may occasionally arise during the pickup or delivery of freight. Personal injuries or property damages may arise if such incidents escalate.

Any of the foregoing could disrupt our solutions and services, cause us to incur substantial expenses and divert the time and attention of our management. We may face claims and incur significant liabilities if found liable or partially liable for any of injuries, damages or losses. Furthermore, if the services by us or our collaboration partners are perceived to be insecure or unsafe by our customers, the volume of our integrated cross-border supply chain solutions orders may be significantly reduced, and our business, financial condition and results of operations may be materially and adversely affected.

We may fail to make necessary acquisitions or investments or enter desirable strategic alliances, and we may not be able to achieve the anticipated benefits from such acquisitions, investments or strategic alliances.

Our strategy for long-term growth, productivity and profitability depends in part on our ability to make prudent decisions to make strategic acquisitions or investments or enter desirable alliances and to realize the benefits we expect when we make those investments or acquisitions. We may evaluate and consider strategic acquisitions and investments or enter strategic alliances to develop new services or solutions, with an aim to enhance our competitive position and achieve long-term growth, productivity and profitability. However, we cannot assure you that we will make prudent decisions on such acquisitions, investments, strategic alliances at all times. In addition, investments or acquisitions involve numerous risks, including (i) potential failure to achieve the expected benefits of the integration or acquisition, (ii) difficulties in, and the cost of, integrating operations, technologies, services and personnel, (iii) potential write-offs of acquired assets or investments and (iv) downward effect on our operating results. These transactions will also divert management’s time and resources from our normal course of operations, and we may have to incur unexpected liabilities or expenses. Strategic alliances with third parties could also subject us to a number of risks, including risks associated with potential leakage of proprietary information, non-performance by the counterparty and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business.

If we cannot successfully execute or effectively operate, integrate, leverage and grow the acquired businesses or strategic alliances, our financial results and reputation may be materially and adversely affected. While we expect our future acquisitions, investments or strategic alliances to further enhance our value propositions to customers and improve our long-term profitability, there can be no assurance that we will realize our expectations within the time frame we envisage, if at all, or that we can continue to support the values we allocate to these acquired, invested or alliance businesses, including their goodwill or other intangible assets.

We may not be able to obtain additional capital when desired, on favorable terms or at all.

We may require additional capital resources in order to fund future growth and the development of our businesses, including investments in equipment, land, facilities and technological systems to remain competitive. If our capital resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows, stock price performance, liquidity of domestic and international capital and lending markets, governmental regulations over foreign investment and the cross-border supply chain industry. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financing covenants that would restrict our operations. There can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations. Moreover, issuance of equity or equity-related securities could result in significant dilution to our existing stockholders.

Failure to renew our current leases or locate desirable premises for our facilities, or challenges on the use of certain leased properties by us or our service partners, could materially and adversely affect our business, financial condition and results of operations.

We lease properties for our facilities including offices and regional warehousing and distribution centers. Some of the service partners that we collaborate with also lease properties for operation facilities such as offices, pickup and delivery outlets and service stations. We or our service partners may not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms or at all and may therefore be forced to relocate the affected operations. This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. Even if we are able to extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, as our operations further scale, we may need to expand our existing regional warehousing and distribution centers or establish new centers to meet our increased operational demands. We may compete with other businesses for premises at certain locations of desirable sizes, and it can be difficult for us to find suitable premises or locate desirable alternative sites that meet all of our requirements, and such failure in relocating our affected operations could adversely affect our business, financial condition and results of operations.

If our customers reduce their expenditures on outsourcing cross-border supply chain services or increase utilization of their internal solutions, our business, financial condition and operating results may be materially and adversely affected.

Our customers are typically Asia- and U.S.-based logistics service companies serving large Asia-based e-commerce platforms, social commerce platforms and manufacturers to sell and transport consumer and industrial goods made in Asia into the U.S. Our growth strategy is partially based on the assumption that their outsourcing of all or part of their cross-border supply chain services will continue. Third-party cross-border supply chain solution providers like us are generally able to provide such services more efficiently than otherwise could be provided “in-house,” primarily as a result of our expertise, technology and lower and more flexible employee cost structure. However, many factors could cause a reversal in such trend. For example, our customers may see risks in relying on and outsourcing all or part of their cross-border supply chain services to third-party providers, or they may begin to define these activities as within their own core competencies and decide to perform relevant supply chain operations on their own. If our customers are able to improve the cost structure of their in-house activities related to integrated cross-border supply chain solutions and services, including in particular labor-related costs, our solutions and services may no longer be deemed an attractive alternative to meet their cross-border supply chain needs. In addition, if our customers reduce expenditures on outsourcing cross-border supply chain services and switch to performing significant aspects of their supply chain operations in-house, or if our prospective customers who may have conducted cross-border supply chain activities on their own have no further demands for outsourcing, our business, financial condition and results of operations may be materially and adversely affected.

Our business is in part dependent upon our customers’ business performance and their continuing outsourcing and demand of cross-border supply chain solutions and services.

As an integrated cross-border supply chain solution provider, we primarily provide customized cross-border ocean freight solutions and airfreight solutions to Asia-based customers that specifically cater to their requirements and needs in transporting goods into the U.S., and our customers are typically Asia- and U.S.-based logistics service companies serving large Asia-based e-commerce platforms, social commerce platforms and manufacturers to sell and transport consumer and industrial goods made in Asia into the U.S. Our business is therefore in part dependent upon the business performance and developments of our customers and the end customers that our customers serve in their markets and industries. Any decline in the business performance and developments of our customers or the end customers that they serve, or any adverse change in their decisions to outsource cross-border supply chain solutions and services, could lead to a corresponding decrease in demand for our solutions and services and may therefore adversely affect our business, financial condition and results of operations.

Increased inspection procedures and tighter import and export controls could increase our costs and disrupt our business.

Cross-border freight is subject to various security and customs inspections and related procedures in countries of origin, destination, and trans-shipment points. Increased inspection procedures may result in the seizure of the freight for which we provide cross-border supply chain services, delays in the trans-loading, transportation or delivery of such freight and levying of customs duties, fines, or other penalties against us, our service partners or our customers, in certain cases, rendering the cross-border forwarding or U.S. domestic transportation of certain freight uneconomical or impractical. Further, inspection-related delays or incidents may subject us to additional costs of operations as well as financial and legal obligations to our customers and may adversely impact our reputation.

If we are unable to collect our receivables from our existing customers, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to successfully collect payment from our customers of the amounts they owe us for our services. As of June 30, 2023, we had accounts receivable recorded at US$1.6 million. We have established an allowance for credit loss based upon estimates, historical experience and other factors surrounding the credit risk of specific customers. However, actual losses on customer receivables balance could differ from our anticipation and as a result we might need to adjust our allowance. There is no guarantee that we will accurately assess the creditworthiness of our customers. Macroeconomic conditions, including related turmoil in the global financial system, could also result in financial difficulties for our customers, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause customers to delay payments to us, requesting modifications to their payment arrangements that could increase our receivables balance or default on the payment obligations to us. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If we are unable to collect our receivables from our customers, our results of operations and cash flows could be adversely affected.

We expect revenues generated from our customers in Asia, particularly China, to continue to increase. Any negative impact to our ability to serve customers in China could materially and adversely affect our business, financial condition and results of operations.

We have a primary business focus on the Asian market, including China and South Korea. During the fiscal years ended June 30, 2022 and 2023, revenues generated from the China market accounted for approximately 34.3% and 43.0% of our revenues, respectively. We expect such sales to continue to comprise a significant part of our revenues going forward. As a result, any unforeseen events or circumstances that negatively impact our ability to serve our customers in China could materially and adversely affect our business, results of operations and financial condition. These negative events and circumstances include, but may not be limited to, the following:

•        an economic downturn in China;

•        political instability that could adversely affect our ability to provide cross-border supply chain services in a timely fashion;

•        changes in laws and regulations of China, in particular those with little advance notice;

•        a deterioration of relations or disruption of trade between China and the U.S., such as anti-U.S. campaigns, and the boycott of U.S. products; and

•        tariffs and other trade barriers imposed by the U.S. to goods originated from China.

None of our service agreements with our customers is on an exclusive basis.

None of our service agreements that we enter into with our customers is on an exclusive basis; in other words, our customers can engage other supply chain solution or service providers in addition to or in lieu of us, and our business, financial condition and results of operations may be materially and adversely impacted. For example, although we have established long-standing strategic business relationships with our major customers, there is no assurance that during the term of our service agreements with them, our major customers will not engage other cross-border supply chain solutions providers to meet their demands of supply chain solution services in addition to us, in which case we may not be able to generate the same level of or increased revenue from such major customers.

If we fail to cost-efficiently attract new customers to use our solutions and services, or to maintain relationships with existing customers, our business and results of operations could be adversely affected.

The success of our business depends in part on our ability to cost-effectively retain existing customers, increase repeated cross-border supply chain solution orders placed by such existing customers and attract new customers. For the fiscal years ended June 30, 2022 and 2023, the number of customers that used our integrated cross-border supply chain solutions and services were 147 and 193, respectively. We believe that our sales and marketing efficiency, consistent and reliable services as well as rapid responses to changing customer preferences have been critical in promoting recognition of our services, which in turn drive customer growth and engagement. However, if marketing strategies and activities do not work efficiently, we may not be able to maintain our sales and marketing expenses at a reasonable level.

In addition, if the customers do not perceive our solutions and services to be timely and reliable, we may not be able to retain and attract our customers and increase their repeated uses of our solutions and services. If we fail to cost-effectively retain customers and increase their repeated uses of our services, our business and results of operations could be adversely and materially affected.

Fluctuations in the prices or availabilities of fuels may adversely affect our business, financial condition and results of operations.

We collaborate with an extensive network of service partners, including freight carrier partners and domestic ground transportation partners to provide cross-border freight consolidation and forwarding services and U.S. domestic ground transportation services, as parts of our integrated cross-border supply chain solutions. Fuel expenses account for a substantial portion of the costs borne by these service partners, and they may adjust their fee rates as a result of fluctuations in the prices and availabilities of fuels due to political, economic and market factors that are outside of their control. In the event that fuel prices increase significantly and that our service partners including freight carrier partners and domestic ground transportation partners raise their fee rates consequently, our related costs may arise, and our gross profits may be reduced if we are unable to adopt any effective cost control-measures or pass on the incremental costs to our customers, in either cases our business, financial condition and results of operations may be materially and adversely affected.

We collect, process and use data, some of which contains confidential and personal information. Any privacy or data security breach could damage our reputation and brand and substantially harm our business and results of operations.

We have access to a large amount of confidential information in our daily operations. For example, waybills on the packages for which we provide cross-border supply chain solutions and services contain names, addresses, email addresses and other contact information of the senders and recipients. The content inside packages may also constitute or reveal confidential information. Therefore, proper use and protection of confidential information are essential to maintaining customer trust and confidence in us.

Our website and technology systems also process and store a significant amount of confidential information and data in relation to our cross-border supply chain solution orders. Security breaches and hackings to our website or technology systems might result in a compromise to the technologies that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining the confidential information. Such individuals or entities may further engage in illegal activities using such information. On the other hand, as freight moves through the network of our service partner from pickup, transportation to delivery, a large number of personnel may have access to the relevant confidential information. Some of them may misappropriate the confidential information, although we and our service partners have adopted security policies and measures, which could be beyond our sufficient and effective control as such personnel may not be our personnel.

Practices regarding the collection, use, storage, transmission and security of personal information have been subject to increased public scrutiny. Relevant regulatory frameworks worldwide have been evolving rapidly and may continue to evolve in the foreseeable future. Various government bodies worldwide, such as the U.S. government, have in the past years adopted, and may continue to adopt in the future, new laws and regulations on data protection and data privacy, all of which may subject us to additional compliance costs, divert management attention and adversely impact our results of operations. If we fail to comply with any of these laws, regulations, standards, or other obligations, or such public representations, or are alleged to have done so, we may be subject to investigations, enforcement actions, civil litigation, fines, and other penalties, all of which may generate negative publicity and have a negative impact on our business.

Furthermore, as the interpretation and application of many laws and regulations relating to privacy, data protection, and data security, along with industry standards, are uncertain, it is possible that these laws and regulations may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our products, and we could face fines, lawsuits, regulatory investigations, and other claims and penalties, and we could be required to fundamentally change our products or our business practices, which could have an adverse effect on our business. Any inability to adequately address privacy, data protection, and data security concerns, even if unfounded, or any actual or perceived failure to comply with applicable privacy, data protection, and data security laws, regulations, and other obligations, could result in additional cost and liability to us, damage our reputation, inhibit sales, and adversely affect our business. Privacy, data protection, and data security concerns, whether valid or not valid, may inhibit market adoption of our products. If we are not able to adjust to changing laws, regulations, and standards related to these matters, our business may be harmed.

If we fail to keep up with the technological developments and implementation of advanced technologies, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We apply technology to serve our customers more efficiently and bring them better experience. For example, we have built a highly scalable proprietary technology platform on the cloud — the American Bear Logistics Datatool Management Platform, or the Platform, which streamlines our variety of service offerings and promotes our overall operational efficiency. Our success will in part depends on our ability to keep up with the changes in technology and the continued successful implementation of advanced technology, including 5G, cloud computing, distributed architecture, artificial intelligence and big data analytics. If we fail to adapt our platform, solutions and services to changes in technological development in an effective and timely manner, our business and operations may be adversely impacted. Changes in technologies may require substantial expenditures in research and development as well as modification in the solutions and services that we offer. Technical hurdles in implementing technological advances may result in our solutions or services becoming less attractive to our customers, which, in turn, may materially and adversely affect our business, financial condition, results of operations and prospects.

Failures to maintain satisfactory performance of or interruptions in the availability of our website and technology systems could adversely affect our business, results of operations and prospects.

The satisfactory performance, reliability and availability of our technology systems are critical to our success. We have developed technology systems that enable us to deliver supply chain solutions and logistics services with simplicity, convenience, speed and reliability, such as the Platform, and our intelligent warehousing system. These systems streamline our variety of service offerings and support the smooth performance of key functions of our business. However, our technology systems or infrastructure may not function properly at all times. We may not be able to monitor and ensure high-quality maintenance and upgrade of our technology systems and network infrastructure at all times, either. In addition, we may experience surges in online traffic and real-time fee quote requests as we scale, which can put additional demand on our technology systems at specific times. Any disruption or interruption to our website and technology systems could adversely affect our business, financial condition and results of operations.

Our website and technology systems may also experience telecommunications failures, computer viruses, failures during the process of upgrading or replacing software, databases or components, power outages, hardware failures, user errors, or other attempts to attack, which may result in the unavailability or slowdown of our website and technology systems or certain functions, delays or errors in data processing, loss of data, inability to generate real-time fee quote, reduced order volume and attractiveness of our website and technology systems. Further, hackers, acting individually or in coordinated groups, may also launch distributed denial of service attacks or other coordinated attacks that may cause service outages or other interruptions in our business. Any of such occurrences could cause severe disruption to our daily operations. If we cannot successfully execute system maintenance and repair, our business, financial condition and results of operations could be adversely affected.

We may be subject to potential liability in connection with pending or threatened legal proceedings and other matters, which could adversely affect our business, financial condition or results of operations.

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business in the U.S. We may also be subject to potential liabilities in connection with pending or threatened legal proceedings arising from breach of contract claims and other matters. These proceedings, investigations, claims and complaints could be initiated or asserted under or on the basis of a variety of laws in different jurisdictions, including data protection and privacy laws, trucker or consumer protection laws, labor and employment laws, transportation laws, advertising laws, intellectual property laws, securities laws, tort laws, contract laws and property laws. There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under these various laws. If we fail to defend ourselves in these actions, we may be subject to restrictions, fines or penalties that will materially and adversely affect our business, financial condition and results of operations. Even if we are successful in the attempt to defend ourselves in legal and regulatory actions or to assert our rights under various laws and regulations, the process of communicating with relevant regulators, defending ourselves and enforcing our rights against the various parties involved may be expensive and time-consuming. These actions could expose us to negative publicity, substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property, which we have ownership or legal rights to use, as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete arrangements with our employees and others, to protect our proprietary rights. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. Further, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

In addition, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we take may not be adequate to prevent the infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources and could put our intellectual property at risk of being invalidated or narrowed in scope. We cannot assure you that we will prevail in such litigation, and even if we do prevail, we may not obtain a meaningful recovery. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

Our business depends on the continued efforts of our senior management, particularly Mr. Shuai Li and Mr. Henry Liu. If Mr. Li, Mr. Liu, or any other of our key executives and employees, were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continuing services of our senior management, particularly Mr. Shuai Li, our co-founder, president and chief operating officer, and Mr. Henry Liu, our co-founder, chairman of the board of directors and chief executive officer. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our senior management and other key employees, there is no assurance that any of them will not join our competitors or form a competing business. Moreover, it is possible that our key executives and employees, upon their departure, will join our competitors or start their own competing businesses, and may solicit certain of our current customers, which may adversely affect our business, financial results and daily operations. If any dispute arises between us and our current or former officers, we may have to incur substantial costs and expenses in order to enforce such agreements, or we may not be able to enforce them at all.

We are dependent on our personnel and any inability to hire, develop or retain our employees may have a negative impact on our operations.

Identifying, recruiting, hiring, training, and retaining employees is essential to our ability to operate and deliver our services, ability to grow and ultimately our future profitability. The pandemic caused significant disruptions in global supply chain operations that were further exacerbated by congestion at destination ports and shortages of equipment, labor and warehouse space. In response to these conditions, we hired additional employees to be able to service customers and navigate through these challenges. We may hire other additional personnel from time to time, either on a permanent basis or temporary basis. For example, we generally hire additional personnel for our several regional warehousing and distribution centers during holiday seasons in light of the increased demand for our supply chain solutions and services. As of September 30, 2023, we had a workforce of approximately 33 full-time employees across various functions.

In the short term, any reductions in our workforce could result in significant additional expenses. Conversely, a failure to reduce compensation expense and other expenses in periods when the business environment does not support our workforce level will result in substantially lower compensation earned by the majority of employees. This may challenge our ability to retain and attract employees to conduct our business successfully. We cannot predict how management’s responses to these challenges will ultimately impact our company culture, financial position, results of operations and cash flows nor our ability to successfully attract and retain employees in the future.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflicts between Russia and Ukraine as well as Israel and Hamas, and the increasingly strained relationship between the U.S. and China. Our business, financial condition, and results of operations could be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine, Israel or any other geopolitical tensions.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflicts between Russia and Ukraine as well as Israel and Hamas. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. On October 7, 2023, Hamas militants and members of other terrorist organizations infiltrated Israel’s southern border from the Gaza Strip and conducted a series of terror attacks on civilian and military targets. Although the length and impact of the ongoing military conflicts is highly unpredictable, the conflict in Ukraine and Israel-Gaza could lead to continuing market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions.

The military conflict in Ukraine has led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia. Additional potential sanctions and penalties have also been proposed or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds. As of the date of this prospectus, our business, including the routes, frequency and delivery times for our cross-border ocean freight and airfreight consolidation and forwarding services, has not been impacted by the ongoing military conflict between Russian and Ukraine. However, we cannot assure you that our operations, including the operations of our customers and our global freight carrier partners, will not be impacted by such military conflict at all, whether on a short-term basis or on a long-term basis. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this prospectus.

In addition, as a U.S.-based integrated cross-border supply chain solution provider, we have a primary business focus on the Asian market, including the China market, and therefore, our business relies on a stable economic and political relationship between the U.S. and China to some extent. However, the U.S.-China relationship has faced a daunting challenge, contributing to geopolitical instability worldwide. The tensions between the U.S. and China have intensified since the COVID-19 pandemic, exemplified by the ongoing trade conflicts between the two countries, and there is significant uncertainty about the future relationship between the two countries with respect to trade policies, treaties, government regulations, and tariffs. A deteriorating relationship between the U.S. and China, or a prolonged stalemate between them, could materially adversely affect our business, results of operations, and financial condition.

As we continue to generate revenues from the Asian market, including China, we are subject to significant regulatory risks arising from the legal system in China, which can change quickly with little advance notice.

We have a primary business focus on the Asian market including China. During the fiscal years ended June 30, 2022 and 2023, revenues generated from the China market accounted for approximately 42.0% and 34.3% of our revenues, respectively. As we continue to generate revenues from the China market, we are subject to significant regulatory risks arising from the legal system in China, which could cause the value of our securities to significantly decline or become worthless.

For example, the PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The legislation over the past five decades has significantly increased the protection afforded to foreign companies selling to customers in the PRC. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, however, the interpretations of many laws, regulations, and rules are not always uniform and enforcement of these laws, regulations, and rules involve uncertainties.

From time to time, in certain cases, we may have to resort to administrative and court proceedings to enforce our legal rights related to our solutions and services provided to Chinese customers. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, however, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in the PRC legal system than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies, internal rules, and regulations (some of which are not published in a timely manner or at all) that may have retroactive effect and may change quickly with little advance notice. We cannot predict the effects of future developments in the PRC legal system on our ability to serve our PRC customers, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. If the PRC government were to adopt similar regulatory actions on the supply chain service industry in China, or industries such as e-commerce, social commerce and manufacturing which our customers in China typically serve, our PRC customers’ operations could be materially and adversely changed. Such uncertainties, including uncertainties over the scope and effect of our contractual, property (including intellectual property), and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to serve our customers in China.

Further, the PRC government has significant oversight and discretion over every sector of the Chinese economy, including the supply chain solution service industry in China, and may intervene or influence our PRC customers’ operations at any time as the government deems appropriate to further regulatory, political, and societal goals, which could adversely affect our ability to serve our PRC customers and/or the value of our common stock. The PRC government has published new policies that significantly affected certain industries, such as the education and Internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies on the supply chain service industry or industries such as e-commerce, social commerce and manufacturing which our customers in China typically serve, which could adversely affect our business, financial condition, and results of operations. Furthermore, if China adopts more stringent standards with respect to certain areas, such as environmental protection or corporate social responsibilities, our PRC customers may, directly or indirectly, incur increased compliance costs or become subject to additional restrictions in their operations, which could adversely affect our ability to serve our PRC customers. In addition, we cannot predict the effects of future developments in the PRC legal system on our ability to serve our PRC customers, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof.

If the PRC government imposes further restrictions and limitations on our PRC customers’ ability to transfer or distribute cash from the PRC to the U.S., our business, financial condition, and results of operations could be materially and adversely affected.

As we continue to generate revenues from the Asian market, including China, we rely on the continued ability of our Chinese customers to pay us in U.S. dollars and transfer such payments to our bank accounts in the U.S. The PRC government has imposed controls on the convertibility of the Renminbi, or RMB, into foreign currencies and, in certain cases, the remittance of currency out of China. For instance, the Circular on Promoting the Reform of Foreign Exchange Management and Improving Authenticity and Compliance Review, or “SAFE Circular 3,” issued on January 26, 2017, provides that banks shall, when dealing with dividend remittance transactions from a domestic enterprise to its offshore stockholders of more than $50,000, review the relevant board resolutions, original tax filing form, and audited financial statements of such domestic enterprise based on the principle of genuine transaction. There is no guarantee that the PRC government will not further intervene or impose other restrictions on our PRC customers’ ability to transfer or distribute cash outside the PRC. In the event that the foreign exchange control system prevents our PRC customers from remitting their payments to the U.S., we may not be able to receive a certain portion of our revenues. As a result, our business, financial condition, and results of operations may be materially and adversely affected.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

As we expect to continue to generate revenues from customers in the Asian market, including China and South Korea, we rely on the continued ability of our customers in Asia to convert foreign currencies such as RMB and South Korean won (“KRW”) to U.S. dollars and pay us in U.S. dollars. Fluctuations in such foreign currencies could have a material adverse effect on the operations of our customers and therefore adversely impact our financial condition and results of operations.

The value of the foreign currencies against U.S. dollars may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the foreign governments, such as the PRC government. For example, on July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. In August 2015, the People’s Bank of China (the “PBOC”) changed the way it calculates the mid-point price of the RMB against the USD, requiring the market-makers who submit for reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply, as well as changes in major currency rates. In 2019, the RMB appreciated by approximately 1.9% against the U.S. dollar. In 2020, RMB appreciated by approximately 6.9% against the U.S. dollar. In 2021, RMB depreciated approximately 2.6% against the U.S. dollar. During the year ended December 31, 2022, RMB rapidly depreciated against the U.S. dollar by approximately 9%. It is difficult to predict how market forces or PRC or U.S. government policy, including any interest rate increases by the Federal Reserve, may impact the exchange rate between the RMB and the USD in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, including from the U.S. government, which has threatened to label China as a “currency manipulator,” which could result in greater fluctuation of the RMB against the USD. However, the PRC government may still at its discretion restrict access to foreign currencies for capital account or current account transactions in the future. Therefore, it is difficult to predict how market forces or government policies may impact the exchange rate between the RMB and the USD in the future. In addition, the PBOC regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals.

To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. If the exchange rates between USD and foreign currencies such as RMB and SKW fluctuate in an unanticipated manner, operations of our customers as well as our business, financial condition, and results of operations could be materially adversely affected.

Our business is affected by rising inflation.

Various macroeconomic factors could adversely affect our business, financial condition and results of operations, including changes in inflation, interest rates and overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets. For instance, inflation has negatively impacted us by increasing our labor costs, through higher wages and higher interest rates, and operating costs. Supply chain constraints have led to higher inflation, which if sustained, could have a negative impact on our operations. If inflation or interest rates were to significantly increase, our business and results of operations may be negatively affected. Interest rates, liquidity of credit markets and volatility of capital markets could also affect our business and results of operations as well as our ability to raise capital on favorable terms, or at all.

Any damage to the reputation and recognition of our brand names, including negative publicity against us, our services, operations and our directors, senior management and business partners may materially and adversely affect our business operations and prospects.

We believe our brand image and corporate reputation will play an increasingly important role in enhancing our competitiveness and maintaining business growth. Many factors, some of which are beyond our control, may negatively impact our brand image and corporate reputation if not properly managed. These factors include our ability to provide superior solutions and services to our customers, successfully conduct marketing and promotional activities, manage relationship with and among our customers and business partners, and manage complaints and events of negative publicity, maintain positive perception of our Company, our peers and supply chain solution industry in general. Any actual or perceived deterioration of our service quality, which is based on an array of factors including customer satisfaction, rate of complaint or rate of incident, could subject us to damages such as loss of important customers. Any negative publicity against us, our solutions and services, operations, directors, senior management, employees, business partners or our peers could adversely affect customer perception of our brand, cause damages to our corporate reputation and result in decreased demand for our solutions and services. If we are unable to promote our brand image and protect our corporate reputation, we may not be able to maintain and grow our customer base, and our business and growth prospects may be adversely affected.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and non-compliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation.

As a U.S.-based integrated cross-border supply chain solution provider that primarily provides customized cross-border ocean freight solutions and airfreight solutions to Asia-based customers that specifically cater to their requirements and needs in transporting goods into the U.S., we are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which we may conduct business activities, including the U.S. Foreign Corrupt Practices Act, or the FCPA, and other anti-corruption laws and regulations. The FCPA prohibits us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls.

Non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation. In addition, changes in economic sanctions laws in the future could adversely impact our business and investments in our common stock.

Our business and the business of our service partners are subject to a broad range of laws and regulations.

As a U.S.-based integrated cross-border supply chain solution provider with a primary focus on the Asian market, we offer a wide variety of integrated services under our cross-border ocean freight solutions and cross-border airfreight solutions, including (i) cross-border freight consolidation and forwarding services, (ii) customs clearance services, (iii) warehousing and distribution services and (iv) U.S. domestic ground transportation services. Our business is therefore subject to a variety of governmental supervision and regulation by governmental authorities in the U.S. and other jurisdictions, which we may not be able to fully comply with at all times. We are also subject to various restrictions in markets in which we operate, which may limit our ability to replicate our success. See “— Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material adverse impact on our business, financial condition and results of operations.” and “Business — Government Regulations.”

Our service partners, such as our cross-border freight forwarding partners and U.S. domestic ground transportation partners, have broad discretion over their daily operations and make decisions with respect to their vessels, aircrafts, facilities, vehicles and hiring and pricing strategies. Their operations are regulated by various laws and regulations, including local administrative rulings, orders and policies. For example, local regulations may specify the models or types of vehicles to be used in the ground transportation by our U.S. domestic transportation service partners or require our service partners to implement heightened package safety screening procedures, which could materially drive up the operating costs and delivery efficiency of our service partners’ delivery outlets.

New laws and regulations may be enforced from time to time. Uncertainties exist regarding the interpretation and implementation of current and any future laws and regulations applicable to our businesses. If relevant authorities promulgate new laws and regulations that require additional approvals or licenses or imposes additional restrictions on our business and operations, they may have the authority, among other things, to levy fines, confiscate income, revoke business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by governments in the jurisdictions where we operate may have a material adverse effect on our results of operations. If we or our service partners are found to be in violation of any applicable laws or regulations then in effect, we or our service partners may be subject to similar penalties or administrative orders and may not be able to continue to deliver satisfactory services or at all. As a result, we may suffer reputational damages due to negative publicity or compromised service quality.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our common stock may be materially and adversely affected.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the Nasdaq Stock Market, or the Nasdaq. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting, as we are not required to provide a report of management’s assessment on our internal control over financial reporting due to a transition period established by the rules of the Securities and Exchange Commission, or the SEC, for newly public companies. However, in the course of auditing our consolidated financial statements for the financial statements included elsewhere in this prospectus, we identified two material weaknesses in our internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to (i) inadequate segregation of duties and effective risk assessment, and (ii) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of both the accounting principles generally accepted by the United States of America, or the U.S. GAAP, and SEC guidelines.

Additionally, each of the aforementioned material weaknesses could result in a misstatement of the consolidated financial statements that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

We continue to focus on internal control over financial reporting and have taken certain measures to remediate the material weaknesses described above, including (i) hiring additional qualified personnel to ensure proper segregation of duties and perform more effective risk assessment, and (ii) designing and implementing formal procedures and controls supporting the Company’s period-end financial reporting process, such as controls over the preparation and review of account reconciliations and disclosures in the consolidated financial statements. We are in the process of implementing additional measures designed to enable us to meet the requirements of being a public company, establishing an internal audit function and standardizing the Company’s semi-annual and year-end closing and financial reporting processes, to improve our internal control over financial reporting and remediate the control deficiencies that led to the material weaknesses, including hiring additional information technology, finance and accounting personnel, evaluating our financial and information technology control environment and augmenting our internal controls with new accounting policies and procedures, and designing and implementing financial reporting controls, income tax controls, and information technology general controls.

While we believe that these measures will improve our internal control over financial reporting, the implementation of these measures is ongoing, and we cannot assure you that we will be successful in doing so or that these measures will significantly improve or remediate the material weaknesses described above. We cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to remediate the material weaknesses we have identified or avoid potential future material weaknesses. If the steps we take do not correct the material weaknesses in a timely manner, we will be unable to conclude that we maintain effective internal control over financial reporting. We also cannot assure you that there will not be any additional material weaknesses in our internal control over financial reporting in the future.

We are working to remediate the material weaknesses. At this time, we cannot provide an estimate of costs expected to be incurred in connection with implementing a remediation plan; however, these remediation measures will be time consuming and will place significant demands on our financial and operational resources.

We may not be able to remediate any material weaknesses prior to the deadline imposed by Section 404(a) of the Sarbanes-Oxley Act for management’s assessment of internal control over financial reporting. The failure to achieve and maintain effective internal control over financial reporting could have a material adverse effect on our business, financial condition and results of operations. In the event that we are not able to successfully remediate the existing material weaknesses in our internal control over financial reporting or identify additional material weaknesses, or if our internal control over financial reporting is perceived as inadequate or it is perceived that we are unable to produce timely or accurate consolidated financial statements, investors may lose confidence in our results of operations, the price of our common stock could decline, we could become subject to investigations by the stock exchange on which our common stock is listed, the SEC or other regulatory agencies, which could require additional financial and management resources, or our common stock may not be able to remain listed on such exchange.

If we are not able to limit our liability for customers’ claims for loss or damage to their freight through contract terms and limit our exposure through the purchase of insurance, we could be required to pay large amounts of damages to our customers as indemnification for their claims, and our financial condition and results of operations could be materially adversely affected.

In the provision of our integrated cross-border supply chain solutions, we may have liability under law to our customers for loss or damage to their freight. In addition to legal liability, from time to time, customers may exert economic pressure on us when our service partners fail to cover their costs of loss or damage. We have, from time to time, made payments to our customers for claims related to our services and may make such payments in the future. Should we experience an increase in the number or size of such claims or an increase in liability pursuant to claims or unfavorable resolutions of claims, our results could be adversely affected.

We attempt to limit our exposure through release limits, indemnification by our service partners including cross-border ocean and air freight carrier partners and U.S. domestic ground transportation carriers, as well as insurance. However, there can be no assurance that such limitation of liability exposure will be effective. For example, our insurance coverage may not provide us with adequate coverage for such claims or that the maximum amounts for which we are liable in connection with our services will not change in the future or exceed our insurance levels. As with every insurance policy, there are limits, exclusions and deductibles that apply, and we could be subject to claims for which insurance coverage may be inadequate or even disputed and such claims could adversely impact our financial condition and results of operations. In addition, significant increases in insurance costs could reduce our profitability.

Our insurance coverage may not be sufficient, which could expose us to significant costs and business disruptions.

We have obtained or caused relevant counterparties to obtain insurance to cover certain potential risks and liabilities. We maintain insurance for commercial automobile and trucker’s liability, commercial general liability, cargo legal liability and employers’ liability, as well as property coverage with coverage limits, deductibles and self-insured retention levels that we believe are reasonable given the varying historical frequency, severity and timing of claims. There can be no assurance that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

Natural disasters, epidemics, acts of war, terrorist attacks and other events could materially and adversely affect our business, financial condition and results of operations.

Natural disasters (such as typhoons, flooding and earthquakes), epidemics, acts of war, terrorist attacks and other events, many of which are beyond our control, may lead to global or regional economic instability, which may in turn materially and adversely affect our business, financial condition and results of operations. An outbreak or epidemic, such as those of the severe acute respiratory syndrome, the H1N1 and H5N1, and the COVID-19 viruses, could cause general consumption or the demand for specific products to decline, which could result in reduced demand for our services. Such an outbreak or epidemic may also cause significant interruption to our operations as health or governmental authorities may impose quarantine and inspection measures on our freight carrier partners or restrict the flow of cargo to and from areas affected by the epidemic. In addition, airplanes, shipping vessels and other transportation vehicles can be targets of terrorist attacks, which could lead to, among other things, increased insurance and security costs. Political tensions or conflicts and acts of war, such as the conflicts in the Ukraine, or the potential for war could also cause damage and disruption to our business, which could materially and adversely affect our business, financial condition and results of operations.

Trade restrictions could materially and adversely affect our business, financial condition and results of operations.

We are a U.S.-based integrated cross-border supply chain solution provider with a primary focus on the Asian market including China and South Korea. We primarily provide customized cross-border ocean freight solutions and airfreight solutions to Asia-based customers that specifically cater to their requirements and needs in transporting goods into the U.S. Our provision of customized cross-border ocean freight solutions and airfreight solutions may be affected by trade restrictions implemented by the countries or territories where our customers are located or where their goods are manufactured or sold to. For example, we are subject to risks relating to changes in trade policies, tariff regulations, embargoes or other trade restrictions adverse to our customers’ business. Actions by governments which result in restrictions on movement of cargo or otherwise could also impede our ability to carry out cross-border ocean freight and airfreight solutions. In addition, international trade and political issues, tensions, conflicts and wars may cause delays and interruptions to cross-border freight transportation and result in limitations on our insurance coverage. If we are unable to transport cargo to and from countries with trade restrictions in a timely manner or at all, we may face to risks related to contract violations and our business, financial condition and results of operations could be materially and adversely affected.

Risks Related to This Offering and Ownership of Our Common Stock

Our offering would not be completed if our listing application is not approved by Nasdaq. Further, an active trading market for our common stock may not develop and the trading price for our common stock may fluctuate significantly.

We will apply to list our common stock on the Nasdaq Capital Market. At this time, Nasdaq has not yet approved our application to list our common stock. There is no assurance that such application will be approved, and if our application is not approved by the Nasdaq, this offering would not be completed. Prior to the completion of this offering, there has been no public market for our common stock, and we cannot assure you that a liquid public market for our common stock will develop. If an active public market for our common stock does not develop following the completion of this offering, the market price and liquidity of our common stock may be materially and adversely affected. The initial public offering price for our common stock will be determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our common stock after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their common stock.

The market price of our common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares of common stock at or above the initial public offering price.

The initial public offering price for our common stock will be determined through negotiations between the underwriters and us and may vary from the market price of our common stock following our initial public offering. If you purchase our common stock in our initial public offering, you may not be able to resell those shares of common stock at or above the initial public offering price. We cannot assure you that the initial public offering price of our common stock, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our common stock that have occurred from time to time prior to our initial public offering. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•        actual or anticipated fluctuations in our revenues and other operating results;

•        the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•        actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

•        announcements by us or our competitors of significant services or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•        price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•        lawsuits threatened or filed against us; and

•        other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

If a limited number of participants in this offering purchase a significant percentage of the offering, the effective public float maybe smaller than anticipated and the price of our common stock may be volatile which could subject us to securities litigation and make it more difficult for you to sell your shares of common stock.

As a company conducting a relatively small public offering, we are subject to the risk that a small number of investors will purchase a high percentage of the offering. While the underwriters are required to sell shares of common stock in this offering to at least 300 round lot stockholders (around lot stockholder is a stockholder who purchases at least 100 shares of common stock) with at least 50% of such round lot holders holding securities with a market value of at least $2,500 in order to ensure that we meet the Nasdaq initial listing standards, we have not otherwise imposed any obligations on the underwriters as to the maximum number of shares of common stock they may place with individual investors. If, in the course of marketing the offering, the underwriters were to determine that demand for our common stock was concentrated in a limited number of investors and such investors determined to hold their shares of common stock after the offering rather than trade them in the market, other stockholders could find the trading and price of our common stock affected (positively or negatively) by the limited availability of our common stock. If this were to happen, investors could find our common stock to be more volatile than they might otherwise anticipate. Companies that experience such volatility in their share price may be more likely to be the subject of securities litigation. In addition, if a large portion of our public float were to be held by a few investors, smaller investors may find it more difficult to sell their shares of common stock.

The sale or availability for sale of substantial amounts of our common stock could adversely affect the market price of our common stock.

Sales of substantial amounts of our common stock in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our common stock and could materially impair our ability to raise capital through equity offerings in the future. The common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and common stock held by our existing stockholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be            common stock outstanding immediately after this offering, or            shares of common stock if the underwriters exercise their option to purchase additional            shares of common stock in full. In connection with this offering, our directors and officers and holders of more than 5% of our outstanding common stock as of the effective date of this registration statement will enter into customary “lock-up” agreements in favor of the underwriters for a period of six (6) months from the date of this offering. We have agreed with the underwriters that, for a period of six (6) months from the closing of this offering, we will not (a) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any capital stock or any securities convertible into or exercisable or exchangeable for capital stock; or (b) file or caused to be filed any registration statement with the SEC relating to the offering of any capital stock or any securities convertible into or exercisable or exchangeable for capital stock. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc., or FINRA. We cannot predict what effect, if any, market sales of securities held by our significant stockholders or any other stockholder or the availability of these securities for future sale will have on the market price of our common stock. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our common stock for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our common stock as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our common stock will likely depend entirely upon any future price appreciation of our common stock. There is no guarantee that our common stock will appreciate in value after this offering or even maintain the price at which you purchased the common stock. You may not realize a return on your investment in our common stock and you may even lose your entire investment in our common stock.

You will experience immediate dilution as a result of this offering.

If you purchase our common stock in this offering, you will pay more for each common stock than the corresponding amount paid by existing stockholders for their common stock. As a result, you will experience immediate dilution of US$            per common stock, representing the difference between the assumed initial public offering price of $            per share (the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus) and our pro forma net tangible book value per share after giving effect to this offering. See “Dilution” for a more complete description of how the value of your investment in our common stock will be diluted upon the completion of this offering.

Our principal stockholders have substantial influence over our company. Their interests may not be aligned with the interests of our other stockholders, and they could prevent or cause a change of control or other transactions.

As of the date of this prospectus, Mr. Shuai Li, our co-founder, president and chief operating officer, beneficially owns an aggregate of 35.0% of our outstanding common stock, while Mr. Henry Liu, our co-founder, chairman of the board of directors and chief executive officer, beneficially owns an aggregate of 35.0% of our outstanding common stock. Upon the completion of this offering, Mr. Li and Mr. Liu and will beneficially own approximately            % of our outstanding common stock assuming the underwriters do not exercise their over-allotment option.

Accordingly, our executive officers and directors, together with our existing stockholders, could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these stockholders will also have the power to prevent or cause a change in control. Without the consent of some or all of these stockholders, we may be prevented from entering into transactions that could be beneficial to us or our minority stockholders. In addition, our directors and officers could violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest stockholders may differ from the interests of our other stockholders. The concentration in the ownership of our common stock may cause a material decline in the value of our common stock. For more information regarding our principal stockholders and their affiliated entities, see “Principal Stockholders.”

We will incur significantly increased costs and devote substantial management time as a result of the listing of our common stock.

We will incur additional legal, accounting and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company. For example, we will be required to comply with the additional requirements of the rules and regulations of the SEC and the Nasdaq rules, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us and our business may be adversely affected.

Anti-takeover provisions contained in our amended bylaws as well as provisions of Nevada law, could impair a takeover attempt.

Our amended bylaws and Nevada law contain provisions which could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our board of directors. Our corporate governance documents include provisions:

•        authorizing the issuance of “blank check” preferred stock that could be issued by Greenlane’s board of directors to increase the number of outstanding shares and thwart a takeover attempt;

•        limiting the liability of, and providing indemnification to, our directors and officers;

•        limiting the ability of our stockholders to call and bring business before special meetings;

•        requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;

•        controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings; and

•        providing our board of directors with the express power to postpone previously scheduled annual meetings and to cancel previously scheduled special meetings.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

The Nevada Revised Statutes (“NRS”) Sections 78.411 through 78.444, regulate business combinations with interested stockholders. The NRS defines an interested stockholder as a beneficial owner (directly or indirectly) of 10% or more of the voting power of the outstanding shares of the corporation. Pursuant to NRS Sections 78.411 through 78.444, combinations with an interested stockholder remain prohibited for three years after the person became an interested stockholder unless (i) the transaction is approved by the board of directors or the holders of a majority of the outstanding shares not beneficially owned by the interested party, or (ii) the interested stockholder satisfies certain fair value requirements. NRS 78.434 permits a Nevada corporation to opt out of the statute with appropriate provisions in its articles of incorporation.

NRS Sections 78.378 through 78.3793 regulates the acquisition of a controlling interest in an issuing corporation. An issuing corporation is defined as a Nevada corporation with 200 or more stockholders of record, of which at least 100 stockholders have addresses of record in Nevada and does business in Nevada directly or through an affiliated corporation. NRS Section 78.379 provides that an acquiring person and those acting in association with an acquiring person obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders of the corporation, approved at a special or annual meeting of the stockholders. Stockholders who vote against the voting rights have dissenters’ rights in the event that the stockholders approve voting rights. NRS Section 78.378 provides that a Nevada corporation’s articles of incorporation or bylaws may provide that these sections do not apply to the corporation. Our amended bylaws provide that these sections do not apply.

We are an “emerging growth company” and a “smaller reporting company,” and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including the auditor attestation requirements in the assessment of our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, compliance with any new requirements adopted by the PCAOB, disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and the requirements of holding advisory “say-on-pay” votes on executive compensation and stockholder advisory votes on golden parachute compensation not previously approved. Certain of these reduced reporting requirements and exemptions were also available to us due to the fact that we qualify as a “smaller reporting company” under SEC rules. For instance, smaller reporting companies are not required to obtain an auditor attestation and report regarding management’s assessment of internal control over financial reporting, are not required to provide a compensation discussion and analysis, are not required to provide a pay-for-performance graph or chief executive officer pay ratio disclosure and may present only two years of audited financial statements and related management discussion and analysis disclosure.

Under the JOBS Act, we will remain an emerging growth company until the earliest of (1) the last day of the fiscal year in which we have more than $1.235 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates; (3) the issuance, in any three-year period, by our company of more than $1.0 billion in non-convertible debt securities; and (4) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement filed under the Securities Act. Under current SEC rules, however, we will continue to qualify as a “smaller reporting company” if either (i) the market value of our common stock is less than $250.0 million or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our common stock is less than $700.0 million.

We cannot predict if investors will find our shares of common stock to be less attractive because we may rely on these exemptions. If some investors find our shares of common stock less attractive as a result, there may be a less active trading market for our shares of common stock, and our share price may be more volatile.

Under the JOBS Act, emerging growth companies also can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

If we cannot continue to satisfy the listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Following this offering, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum stock price, minimum market value of publicly held common stock, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy Nasdaq criteria for maintaining our listing, our securities could be subject to delisting.

If Nasdaq subsequently delists our securities from trading, we could face significant consequences, including:

•        a limited availability for market quotations for our securities;

•        reduced liquidity with respect to our securities;

•        a determination that our common stock is a “penny stock,” which will require brokers trading in our common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our common stock;

•        limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, future revenue, business strategies, growth strategies and anticipated trends in our business, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements include, but are not limited to, statements concerning:

•        our future operating and financial performance, ability to generate positive cash flow and ability to achieve and sustain profitability;

•        our competitive position;

•        the sufficiency of our existing capital resources to fund our future operating expenses;

•        the timing of the introduction of new products and services;

•        the likelihood of success in and impact of litigation;

•        our protection or enforcement of our intellectual property rights;

•        our expectation with respect to securities, options and future markets and general economic conditions;

•        our ability to keep up with rapid technological change;

•        the impact of future legislation and regulatory changes on our business; and

•        our anticipated use of proceeds from this offering.

The forward-looking statements in this prospectus are only predictions and are based largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of known and unknown risks, uncertainties and assumptions, including those described under the sections in this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

INDUSTRY AND MARKET DATA

This prospectus contains estimates, projections and other information concerning our industry, our business and the potential markets for our service offerings, including data regarding the estimated size of such markets and the growth rates of such markets. We obtained the industry, market and competitive position data set forth in this prospectus from our own internal estimates and research, as well as from academic and industry publications, research, surveys and studies conducted by third parties. Internal estimates are derived from publicly available information released by industry analysts and third-party sources, our internal research and our industry experience, and are based on assumptions made by us based on such data and our knowledge of the industry and market, which we believe to be reasonable. In some cases, we do not expressly refer to the sources from which this data is derived.

We believe that the third-party data set forth in this prospectus is reliable and based on reasonable assumptions. This information, to the extent it contains estimates or projections involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates or projections. The industry in which we operate is subject to risks and uncertainties and are subject to change based on various factors, including those set forth under the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Among others, we refer to estimates compiled by:

•        McKinsey & Company (“McKinsey”), a management consulting firm;

•        Spherical Insights & Consulting, a market research firm;

•        Research & Markets, a market research firm; and

•        Mordor Intelligence, a market research company.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$            million, or approximately US$            million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$            per share, the midpoint of the price range shown on the front cover page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per share would increase (decrease) the net proceeds to us from this offering by US$            million, assuming the underwriters do not exercise their over-allotment option to purchase additional shares of common stock and the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The primary purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our stockholders.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management will have flexibility and discretion in the application of net proceeds from this offering, and investors will be relying on the judgment of our management regarding the use of these net proceeds.

DIVIDEND POLICY

We do not intend to pay any dividends in the foreseeable future and currently intend to retain all future earnings to finance our business. Any determination to pay dividends to holders of our common stock in the future will be at the discretion of our board of directors and will depend upon such factors as our earnings, capital requirements, overall financial condition and contractual, legal, tax and regulatory restrictions, and other factors that our board of directors deems relevant.

CAPITALIZATION

The following table summarizes our cash and cash equivalents and capitalization as of June 30, 2023:

•        on an actual basis;

•        on a pro forma as adjusted basis, to reflect the sale and issuance by us of            shares of common stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commission and estimated offering expenses payable by us.

You should read the information in this table together with our consolidated financial statements and related notes to those statements included elsewhere in this prospectus, as well as the information set forth under the headings “Use of Proceeds,” “Summary Consolidated Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The pro forma and pro forma as adjusted information below is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at pricing (in thousands, except share and per share amounts):

	As of June 30, 2023
	Actual	Pro Forma	Pro Forma as adjusted(1)
	(in thousands, except per share data)
Cash and cash equivalents	$174	$174	$
Common stock (par value of US$0.0001 per share; 200,000,000 ordinary shares authorized and 50,000 ordinary shares issued and outstanding, actual; 50,000 shares issued and outstanding, pro forma as of June 30, 2023, respectively)	—	—
Retained earning	862	862
Total stockholders’ equity	862	862
Non-controlling interest	(7)	(7)
Total equity	855	855
Total capitalization	1,674	1,674

____________

(1)      Each $1.00 increase (decrease) in the assumed initial price to the public of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization on a pro forma as adjusted basis by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization on a pro forma as adjusted basis by approximately $             million, assuming that the assumed initial price to the public remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial price to the public and other terms of this offering determined at pricing.

DILUTION

If you invest in our common stock in this offering, you will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value of your shares of common stock. Dilution in pro forma as adjusted net tangible book value represents the difference between the assumed initial price to the public per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately following this offering.

Historical net tangible book value per share represents our total tangible assets less total liabilities stock divided by the number of shares of outstanding common stock as of June 30, 2023, or 50,000 shares of common stock. Our historical net tangible book value as of June 30, 2023 was $0.86 million, or $17.12 per share of our common stock.

Our pro forma net tangible book value as of June 30, 2023 was $            million, or $            per share, based on the total number of shares of our common stock outstanding as of June 30, 2023. After giving effect to our sale of            shares of common stock in this offering at an assumed initial public offering price $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2023 would have been approximately $            million, or $            per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $            per share to existing stockholders and an immediate dilution of $            per share to investors participating in this offering. Dilution per share to new investors participating in this offering is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share	$
Historical net tangible book value per share as of June 30, 2023	$
Increase per share attributable to the pro forma adjustments described above	$
Pro forma net tangible book value per share as of June 30, 2023, before giving effect to this offering	$
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering	$
Pro forma as adjusted net tangible book value per share after giving effect to this offering	$
Dilution per share to new investors in this offering	$

If the underwriters exercise in full their option to purchase additional shares of common stock from us in this offering, our pro forma as adjusted net tangible book value per share after the offering would be $            million, representing an immediate increase in pro forma as adjusted net tangible book value per share of $            to existing stockholders and immediate dilution of $            per share to new investors, in each case assuming an initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial price to the public of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value by approximately $            , or approximately $            per share, and increase (decrease) the dilution per share to investors participating in this offering by approximately $            per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

We may also increase or decrease the number of shares we are offering. An increase of 1,000,000 in the number of shares offered by us would increase the pro forma as adjusted net tangible book value by approximately $            , or $            per share, and the dilution per share to investors participating in this offering would be $             per share, assuming that the assumed initial price to the public remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. Similarly, a decrease of 1,000,000 shares in the number of shares offered by us would decrease the pro forma as adjusted net tangible book value by approximately $            , or $            per share, and the dilution per share to investors participating in this

offering would be $            per share, assuming that the assumed initial price to the public remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial price to the public and other terms of this offering determined at pricing.

The following table summarizes, on the pro forma as adjusted basis described above as of June 30, 2023, the differences between the number of shares of common stock purchased from us, the total consideration paid to us in cash and the average price per share paid by existing stockholders and by investors participating in this offering at the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors		%	$	%	$
Total		100%		100%	$

The number of shares of our common stock issued and outstanding, pro forma and pro forma as adjusted, in the table above is based on shares of common stock outstanding as of June 30, 2023:

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by existing stockholders will be reduced to            % of the total number of shares of common stock to be outstanding upon completion of this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to            % of the total number of shares of common stock to be outstanding upon completion of the offering.

Furthermore, we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. New investors will experience further dilution if any of our outstanding options are exercised, new options are issued and exercised under our equity incentive plans if any or we issue additional shares of common stock, other equity securities or convertible debt securities for lower consideration per share than in this offering in the future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.” All amounts included herein with respect to the fiscal years ended June 30, 2023 and 2022 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Our financial statements have been prepared in accordance with the U.S. GAAP.

Overview

We are a U.S.-based integrated cross-border supply chain solution provider with a primary focus on the US and Asia market. We primarily provide customized cross-border ocean freight solutions and airfreight solutions to Asia-based customers that specifically cater to their requirements and needs in transporting goods into the U.S., as well customers who shipping goods from U.S. to overseas. We offer a wide variety of integrated services under our cross-border ocean freight solutions and cross-border airfreight solutions, including (i) cross-border freight consolidation and forwarding services, (ii) customs clearance services, (iii) warehousing and distribution services and (iv) U.S. domestic ground transportation services.

Founded in Chicago, Illinois in 2018, we are an Asian American-owned business rooted in the U.S. with in-depth understanding of both the U.S. and Asian international trading and logistics service markets. Our customers are typically Asia- and U.S.-based logistics service companies serving large Asia-based e-commerce platforms, social commerce platforms and manufacturers to sell and transport consumer and industrial goods made in Asia into the U.S. Since inception and as of June 30, 2023, we had served over 300 customers to fulfil over 25,500 cross-border supply chain solution orders.

For the fiscal years ended June 30, 2023 and 2022, our revenues were $12,872,891 and $9,605,536, respectively. We currently generate most of the revenues from our cross-border ocean freight solutions, which represented 62.7% and 69.9% of the total revenues for the fiscal years ended June 30, 2023 and 2022, respectively. We also generate revenues from our cross-border airfreight solutions, which represented 37.3% and 30.1% of the total revenues for the fiscal years ended June 30, 2023 and 2022, respectively. We had net income of $943,730 and net loss of $2,889 for the fiscal year ended June 30, 2023 and 2022, respectively.

Key Factors Affecting Our Results of Operations

We believe the most significant factors that affect our business and results of operations include the following:

Our ability to expand our customer base

Since inception and as of June 30, 2023, we had served over 300 customers to fulfill over 25,500 cross-border supply chain solution orders. We will continue to seek to expand our customer base to achieve sustainable growth. We aim to attract new customers and maintain our existing customers. We plan to strengthen our partnerships by improving the quality and variety of our services to obtain more customers.

Our ability to control the costs

Our results of operations are affected by our ability to control costs including labor, transportation, and lease costs, which may be subject to factors, including, among other things, fluctuations in wage rates, fuel prices, toll fees, and leasing costs. Effective cost-control measures have a direct impact on our financial condition and results of operations. For example, our U.S. domestic ground transportation services use large quantities of fuel to operate vehicles, hence the higher fuel cost causes our higher cost charged by the service providers. The availability and price of fuel and third-party transportation capacity are subject to political, economic, and market factors that are beyond our control. We also incur a significant amount of costs in relation to transportation and labor. Any unexpected increase in these costs, which is subject to factors beyond our control, could adversely impact our profitability. We have adopted, and expect to adopt, additional cost control measures. However, the measures we have adopted or will adopt in the future may not be as effective as expected. If we are not able to effectively control our costs and adjust the level of fee rates based on operating costs and market conditions, our profitability and cash flow may be adversely affected.

Our ability to provide high-quality services

The success of our business largely depends on our ability to maintain and further enhance our service quality. Together with our network partners, we provide complete port-to-door delivery services to our end customers. If we or our network partners are unable to provide express delivery services in a timely, reliable, safe and secure manner, our reputation and customer loyalty could be negatively affected. If our customer service personnel fail to satisfy customer needs or respond effectively to customer complaints, we may lose potential or existing end customers and experience a decrease in customer orders, which could have a material adverse effect on our business, financial condition and results of operations.

Strategic Acquisitions and Investments

We may selectively pursue acquisitions, investments, joint ventures and partnerships that we believe are strategic and complementary to our operations and technology. The business or financial performance of the companies we have invested in as well as our ability to successfully integrate these investments with our existing business would impact our results of operations and financial conditions.

Impact of COVID-19

The global spread of COVID-19 and the efforts to control it have slowed global economic activity and disrupted, and reduced the efficiency of, normal business activities in much of the world. The pandemic has resulted in authorities around the world implementing numerous unprecedented measures such as travel restrictions, quarantines, shelter in place orders, and factory and office shutdowns. These measures have impacted and will likely continue to impact our workforce and operations, and those of our customers and suppliers.

Delays and congestions at various ports as a result of the COVID-19 restrictions during the pandemic also prolonged the delivery times for certain of our cross-border freight. Additionally, ocean freight carriers have consolidated with the potential for more to occur in the future. Disruptions such as COVID-19 place significant stress on our global ocean and air freight carrier partners, U.S. domestic ground transportation partners as well as other service partners, which may result in reduced carrier capacity or availability, pricing volatility or more limited carrier transportation schedules and other services that we utilize, which could adversely impact our business, financial condition and results of operations.

In response to governmental directives and recommended safety measures, we have implemented personal safety measures at all our facilities. However, these measures may not be sufficient to mitigate the risk of infection by COVID-19. If a significant number of our employees, or third parties performing key functions, including our chief executive officer and members of our board of directors, become ill, our business may be further adversely impacted.

The impact of COVID-19 pandemic on us in the future will depend on future developments which are highly unpredictable and beyond our control, such as the frequency, duration and severity of the resurgence of COVID-19 and the emergence of new variants, as well as the measures that may be taken by governments around the world in response to these developments, the impact of the pandemic on the global economy and the measures taken by governments to stimulate the general economy. Therefore, we cannot guarantee that the pandemic will not continue to have an adverse effect on our business and results of operations in the future, which may be material.

We will continue to actively monitor the situation and may take further actions that alter our business operations as may be required by federal, state, local or foreign authorities, or that we determine are in the best interests of our employees, customers, partners and stockholders.

Key components of results of operations

We derive our revenues almost entirely from the cross-border ocean and airfreight solutions. We have established an extensive collaboration network of global freight carrier partners for our cross-border freight consolidation and forwarding services. Since inception and as of June 30, 2023, we had partnered with almost all major global ocean and air carriers to forward over 27,000 TEU of container loads and 30,000 tons of air cargo. We have also established a massive U.S. domestic ground transportation network in collaboration with reputable U.S. domestic ground transportation partners. As of June 30, 2023, we had partnered with over 200 domestic ground transportation carriers, including almost all major U.S. domestic ground transportation carriers.

We operate three massive and hyper-busy regional warehousing and distribution centers in the U.S., including in Chicago, Illinois, Dallas, Texas and Los Angeles, California. With an aggregate gross feet area of approximately 85,000 square feet and 35 docks, our regional warehousing and distribution centers have an aggregate daily floor load of up to 3,000 cubic meters of freight. In addition to our self-owned regional centers, we have established strategic partnerships with over 150 warehouses and distribution terminals in almost all transportation hubs in the U.S. to assist with the warehousing and distributing services of our cross-border freight. Further, we collaborate with licensed customs brokerage experts to help our customers clear shipments importing into the U.S. As of June 30, 2023, we had assisted with the customs clearance of cross-border freight of an aggregate assessed value of over US$25.0 million.

Leveraging our strong cross-border supply chain service capabilities, extensive network of cross-border freight carrier partners and U.S. domestic ground transportation partners, massive and hyper-busy regional warehousing and distribution centers as well as deep understanding of the Asian market, we have been able to build up our brand and reputation and have achieved fast growth since our inception. For the fiscal years ended June 30, 2023 and 2022, our revenues amounted to US$12.9 million and US$9.6 million, respectively, and our gross profit amounted to US$2.6 million and US$1.8 million during the same periods, respectively. As of June 30, 2023, we had fulfilled over 25,500 cross-border supply chain solution orders for freight of an aggregate assessed value of US$1.0 billion, delivered to thousands of business and residential addresses in approximately 48 U.S. states.

Results of operations

The following table summarizes our consolidated results of operations, The operating results in any historical period are not necessarily indicative of the results that may be expected for any future period.

Revenues

	For the fiscal years ended June 30,
	2023		2022
Revenues	Revenues	% of total Revenues	Revenues	% of total Revenues	Amount Increase (Decrease)	Percentage Increase (Decrease)
Cross-border ocean freight solutions	$8,073,685	62.7%	$6,717,411	69.9%	$1,356,274	20.2%
Cross-border airfreight solutions	4,799,206	37.3%	2,888,125	30.1%	1,911,081	66.2%
Total revenues	12,872,891	100.0%	9,605,536	100.0%	3,267,355	34.0%
Cost of revenues	(10,308,602)	(80.1)%	(7,796,631)	(81.2)%	(2,511,971)	32.2%
Gross profit	$2,564,289	19.9%	$1,808,905	18.8%	$755,384	41.8%

For the fiscal years ended June 30, 2023 and 2022

Total revenues increased by $3,267,355, or 34.0%, from $9,605,536 in the fiscal year ended June 30, 2022 to $12,872,891 in the fiscal year ended June 30, 2023. Revenues generated from our cross-border ocean freight solutions increased by 20.2% from $6,717,411 in the fiscal year ended June 30, 2022 to $8,073,685 in the fiscal year ended June 30, 2023. Revenues generated from our cross-border airfreight solutions increased by 66.2% from $2,888,125 in the fiscal year ended June 30, 2022 to $4,799,206 in the fiscal year ended June 30, 2023.

The increase was due to the growth of our cross-border ocean and airfreight solutions of $1,356,274 and $1,911,081, respectively. The increase of our total revenues was the result of the combined effect of: (i) the expansion of our customer base and establishment of business relationship with a number of China based e-commerce customers in light of rising e-commerce environment; (ii) the increase in transportation capacity following the reopening of borders in the aftermath of the COVID-19 pandemic; (iii) the full year operation of air freight services in the fiscal year ended June 30, 2023 as we commenced air freight services in middle of the fiscal year ended June 30, 2022; and (iv) the increase in customers’ demand due to the recovery of the economy after the COVID-19 pandemic.

Cost of revenues

Our cost of revenues mainly comprises the freight charges, last mile carriage and alliance costs, packaging costs and labor costs. The cost of revenues increased by $2,511,971, or 32.2%, from $7,796,631 in the fiscal year ended June 30, 2022 to $10,308,602 in the fiscal year ended June 30, 2023. The increase in cost of revenues was mainly due to the combined effect of: (i) the increase in transportation costs resulting from higher fuel prices charged by the vendors; (ii) the increase in operation costs due to higher average labor costs and (iii) the additional expenses associated with the full-year operation of the air freight services in the fiscal year ended June 30, 2023 as we commenced air freight forwarding services in middle of the fiscal year ended June 30, 2022.

Gross profit

Our gross profit increased by $755,384, or 41.8%, from $1,808,905 in the fiscal year ended June 30, 2022 to $2,564,289 in the fiscal year ended June 30, 2023. Our gross profit margin was 19.9% for the fiscal year ended June 30, 2023, as compared with 18.8% for the fiscal year ended June 30, 2022. The increase in the gross profit margin was primarily attributable to the increase in sales and that we offered and promoted our diverse range of services including warehousing and distribution services and customs clearance services to current customers with a higher mark-up, as well as the surging demand of global shipping during and after the COVID-19 pandemic.

Revenues by customers’ geographic area

	For the fiscal years ended June 30,
	2023		2022
Revenues	Revenues	% of total Revenues	Revenues	% of total Revenues	Amount Increase (Decrease)	Percentage Increase (Decrease)
China and Asian market	$5,531,468	43.0%	$3,298,583	34.3%	$2,232,885	67.7%
U.S. market	7,341,423	57.0%	6,306,953	65.7%	1,034,470	16.4%
Total revenues	12,872,891	100.0%	9,605,536	100.0%	3,267,355	34.0%

For the fiscal years ended June 30, 2023 and 2022

Revenues generated from our China and Asian markets increased by 67.7% from $3,298,583 in the fiscal year ended June 30, 2022 to $5,531,468 in the fiscal year ended June 30, 2023. Revenues generated from the U.S. market increased by 16.4% from $6,306,953 in the fiscal year ended June 30, 2022 to $7,341,423 in the fiscal year ended June 30, 2023.

The significant increase of revenues in China and Asian markets in fiscal 2023 compared to fiscal 2022 is mainly due to: (i) the recovery of customer demand for cargo shipping business after the COVID-19 pandemic which disrupted the economy and the customers’ shipping schedules; (ii) the expansion of our customer base and establishment of business relationship with a number of China based e-commerce customers in light of rising e-commerce environment; (iii) the increase in transportation capacity following the reopening of borders in the aftermath of the COVID-19 pandemic; (iv) the full year operation of cross-border airfreight solutions in the fiscal year ended June 30, 2023 as we commenced cross-border airfreight solutions in middle of the fiscal year ended June 30, 2022.

Selling expenses

Our selling expenses mainly represented the commission paid to unrelated parities on client referral. Selling expenses increased by $59,297, or 288.9%, from $20,525 in the fiscal year ended June 30, 2022 to $79,822 in the fiscal year ended June 30, 2023. The increase was mainly driven by the significant increase of our revenues in the fiscal year ended June 30, 2023.

General and administrative expenses

Our general and administrative expenses primarily include salaries and benefits, professional fees, office expenses, travel expenses, insurance expenses, and amortization expenses. General and administrative expenses increased by $425,172, or 22.3%, from $1,906,140 in the fiscal year ended June 30, 2022 to $2,331,312 in the fiscal year ended June 30, 2023. Our general and administrative expenses represented 18.1% and 19.8% of our total revenues for the fiscal years ended June 30, 2023 and 2022, respectively. The increases were primarily attributed to:

Our payroll expenses increased by $180,009, or 17.7%, from $1,017,073 in the fiscal year ended June 30, 2022 to $1,197,082 in the fiscal year ended June 30, 2023, representing 51.3% and 53.4% of our total general and administrative expenses for the fiscal years ended June 30, 2023 and 2022, respectively. The increase was mainly due to increased average salaries and wages and we have employed more senior staff.

Our employee benefit expenses, which mainly consist of 401K company contribution and health insurance expenses, increased by $79,418, or 51.0%, from $155,590 in the fiscal year ended June 30, 2022 to $235,008 in the fiscal year ended June 30, 2023, representing 10.1% and 8.2% of our total general and administrative expenses for the fiscal years ended June 30, 2023 and 2022, respectively. The increase was mainly due to full year impact of 401K contribution in the fiscal year ended June 30, 2023 as the program started in April 2022 and the increase in employee health insurance premiums in the fiscal year ended June 30, 2023.

Our depreciation expenses of PPE increased by $42,172, or 47.6%, from $88,583 in the fiscal year ended June 30, 2022 to $130,755 in the fiscal year ended June 30, 2023, representing 5.6% and 4.6% of our total general and administrative expenses for the fiscal years ended June 30, 2023 and 2022, respectively. The increase was mainly due to the combined effect of: (i) the PPE additions of $116,533 in the fiscal year ended June 30, 2023; and (ii) the impact of full-year amortization of the fixed assets purchased in the fiscal year ended June 30, 2022.

We also had increased operating lease expenses and professional fees in the fiscal year ended June 30, 2023 due to expansion of our operations.

Other income, net

Our other income primarily represented the rental income and the Employee Retention Credit (“ERC”) received during the fiscal years ended June 30, 2023 and 2022. The amount increased by $701,949, or 382.4%, from $183,552 in the fiscal year ended June 30, 2022 to $885,501 in the fiscal year ended June 30, 2023. The increase was mainly due to the combined effect of: (i) the increase in rental income of $367,346 due to office and warehouse areas and parking lots subleased to a related party at cost from February 2022. The sublease was terminated in September 2023; and (ii) the recognition of ERC benefits of $337,992 in the fiscal year ended June 30, 2023.

Interest expenses

Our interest expenses primarily represented the interest expenses incurred for the finance leases, equipment loans and other loans. The amount increased by $54,919, from $68,681 in the fiscal year ended June 30, 2022 to $123,600 in the fiscal year ended June 30, 2023. The increase in interest expense was mainly due to the increase loan interest of $52,224 in connection with a private loan of $300,000 with interest rate of 15% arranged in March 2022, thus, 12-month interest expenses were recorded in the fiscal year ended June 30, 2023 while 3-month interest expenses were recorded in the fiscal year ended June 30, 2022.

Income (loss) before income taxes

We had income before income taxes of $1,008,798 in the fiscal year ended June 30, 2023 and loss before income taxes of $2,889 in the fiscal year ended June 30, 2022. Increase in income before taxes for the fiscal year ended June 30, 2023 was primarily attributable to the net effect of: (i) the increase in gross profit of $755,384; (ii) the increase in operating expenses of $390,727; and (iii) the increase in other income of $701,949.

Income tax expense

We had income tax expense of $65,068 in the fiscal year ended June 30, 2023 which is taxed at rates of 1.5% and 4.95% for the replacement tax and pass-through-entity tax, respectively. The income tax provision in fiscal year ended June 30, 2022 is $nil, due to our loss position.

Net income (loss)

As a result of the foregoing, our net income increased to $943,730 in the fiscal year ended June 30, 2023. We were in net loss position of $2,889 for the fiscal year ended June 30, 2022.

Liquidity and Capital Resources

As of June 30, 2023, we had cash balance of $174,018. Our current assets were $2,435,814 and our current liabilities were $2,774,366, which resulted in a current ratio of 0.88:1. Total stockholders’ equity as of June 30, 2023 was $861,828.

As of June 30, 2023 and 2022, we had accounts receivable net of allowance of $1,418,303 and $789,522, respectively. The accounts receivable turnover in days were 32 days and 33 days for the fiscal years ended June 30, 2023 and 2022, respectively. We periodically review our accounts receivable and allowance level in order to ensure our methodology used to determine allowances is reasonable and accrued additional allowances if necessary. For the accounts receivable, as of June 30, 2023, the Company provided credit loss allowance of $25,909 against the accounts receivable balances. Subsequent to June 30, 2023 and through September 30, 2023, the Company collected approximately $1.4 million, or 94.9% of the accounts receivable balance as of June 30, 2023.

In assessing our liquidity, we monitor and analyze our cash on hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. We have historically funded our working capital needs primarily from operations, loans, as well as working capital loans from stockholders. Our working capital requirements are affected by the efficiency of our operations, the numerical volume and dollar value of our revenue contracts, the progress or execution on our customer contracts, and the timing of accounts receivable collections.

As of June 30, 2023 and 2022, we had a working capital deficit of $338,552 and $958,617, respectively. We believe that our current cash and cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital for the next 12 months from the date of this prospectus. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. Our ability to maintain sufficient liquidity depends partially on our ability to achieve anticipated levels of revenue, while continuing to control costs. We continue to seek favorable equity financing to meet our capital requirements to fund our operations and growth plans in the ordinary course of business.

Cash Flows

For the fiscal years ended June 30, 2023 and 2022

The following table sets forth summary of our cash flows for the fiscal years ended June 30, 2023 and 2022 indicated:

	For the fiscal years ended June 30,
	2023	2022
Net cash provided by operating activities	$63,475	$312,984
Net cash used in investing activities	(18,288)	(124,299)
Net cash (used in) provided by financing activities	(277,260)	14,894
Effect of exchange rate changes on cash	32,560	—
Net (decrease) increase in cash	(199,513)	203,579
Cash, beginning of the year	373,531	169,952
Cash, end of the year	$174,018	$373,531

Operating activities:

Net cash provided by operating activities was $63,475 and $312,984 in the fiscal years ended June 30, 2023 and 2022, respectively. The decrease in net cash provided by operating activities was primarily attributable to the following factors:

•        Accounts payable including both related parties and third parties decreased by $47,486 in the fiscal year ended June 30, 2023, compared to an increase of $347,369 in the fiscal year ended June 30, 2022;

•        Accounts receivable including both related parties and third parties increased by $535,039 in the fiscal year ended June 30, 2023, compared to a decrease of $162,275 in the fiscal year ended June 30, 2022;

•        Contract assets decreased by $54,441 in the fiscal year ended June 30, 2023, compared to an increase of $72,174 in the fiscal year ended June 30, 2022;

•        Prepayment, other deposit decreased by $18,672 in the fiscal year ended June 30, 2023, compared to an increase of $91,295 in the fiscal year ended June 30, 2022;

•        Lease liabilities (operating lease) decreased by $833,365 in the fiscal year ended June 30, 2023, compared to a decrease of $836,557 in the fiscal year ended June 30, 2022;

•        Amounts due from related parties increased by $579,496 in the fiscal year ended June 30, 2023, compared to an increase of $151,747 in the fiscal year ended June 30, 2022; and

•        Other payable, accrued expense and other current liabilities increased by $57,701 in the fiscal year ended June 30, 2023, compared to an increase of $23,758 in the fiscal year ended June 30, 2022.

Investing activities:

Net cash used in investing activities was $18,288 in the fiscal year ended June 30, 2023, compared to net cash used in investing activities of $124,299 in the fiscal year ended June 30, 2022. The decrease in net cash used in investing activities was primarily attributable to the reduced purchase of property and equipment and using financing on addition of equipment in the fiscal year ended June 30, 2023.

Financing activities:

Net cash used in financing activities was $277,260 in the fiscal year ended June 30, 2023, compared to net cash provided by financing activities of $14,894 in the fiscal year ended June 30, 2022. The net cash used in financing activities in the fiscal year ended June 30, 2023 was primarily attributable to the net repayment of vehicle loans and equipment loans by $229,634. The net cash provided by financing activities in the fiscal year ended June 30, 2022 was primarily attributable to combined effect of net proceeds from loan of $180,775 and net repayment to stockholders of $144,141.

Capital expenditures

Our capital expenditures are incurred primarily in connection with the purchase of fixed assets, including machinery and equipment, furniture and fixtures, leasehold improvement and vehicles. Our capital expenditures amounted to $116,533 and $327,716 in the fiscal years ended June 30, 2023 and 2022, respectively. Subsequent to June 30, 2023 and as of the date of this filing, there have been no material commitments for capital expenditures. We intend to fund our future capital expenditures with our existing cash balance, proceeds of loans, working capitals loans from stockholders and the proceeds from the initial public offering.

Commitments and contractual obligations

As of June 30, 2023, our contractual obligations consisted of the following:

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating lease obligations	$2,450,215	836,248	1,612,411	1,556	$—
Finance lease obligations	65,842	43,786	22,056	—	—
Loan obligations	852,093	602,387	186,219	54,550	8,937
Total	$3,368,150	1,482,421	1,820,686	56,106	$8,937

Off-balance sheet commitments and arrangements

There were no off-balance sheet arrangements for the fiscal years ended June 30, 2023 and 2022, that have, or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Critical accounting policies and estimates

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past two years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

Despite the fact that the management determines there are no critical accounting estimates, the most significant estimates relate to allowance for credit losses, for which we are required to estimate the collectability of accounts receivable and allowance for doubtful accounts, and contract asset relating to shipment in transit.

The estimates were based on a number of factors including historical experience, the age of the accounts receivable balances, the credit quality of customers, current and reasonably expected future economic conditions, and other factors that may affect our ability to collect from customers.

The estimated contract asset is based on the estimated completion percentage of the performance obligation. The Company believes that customers simultaneously benefit from the comprehensive services it provides. For customers with goods entering the United States, the Company offers customs clearance, container unloading, storage, unpacking, packing, and transportation services to customer-specified locations after the goods arrive at a U.S. seaport or airport. For customers shipping goods overseas, the Company provides cargo space arrangement, storage, packing, export customs clearance, and transportation to the seaport or airport for loading. The performance obligation is satisfied over time as customers receive the benefits of these services during the process of transporting goods from one location to another. As a result, the Company recognizes revenue over time. The Company believes that the methodology employed is comparable to that of other global logistics companies and offers faithful depiction of the services rendered to customers.

While our significant accounting policies are more fully described in Note 2 — Summary of Significant Accounting Policies to our consolidated financial statements, we believe that there were no critical accounting policies that affect the preparation of financial statements.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews newly issued accounting standards.

In August 2020, the FASB issued ASU No. 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies accounting for convertible instruments by removing major separation models required under current U.S. GAAP. This ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The new standard will become effective for us beginning January 1, 2024, using either a modified retrospective or a fully retrospective method of transition and early adoption is permitted. Management is currently evaluating the impact of the new standard on our financial statements.

In October 2021, the FASB issued ASU No. 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company does not expect the adoption to have a material impact on the consolidated financial statements.

In June 2022, the FASB issued ASU No. 2022-03, “Fair Value Measurements (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions,” which clarifies and amends the guidance of measuring the fair value of equity securities subject to contractual restrictions that prohibit the sale of the equity securities. The guidance will be effective for years beginning after December 15, 2023 and interim periods within those years. The Company does not expect the adoption to have a material impact on the consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

BUSINESS

Mission

We aspire to become a U.S.-backed cross-border supply chain corridor that connects Asia and North America with efficiency, reliability, and affordability.

Overview

We are a U.S.-based integrated cross-border supply chain solution provider with a primary focus on the Asian market including China and South Korea. We primarily provide customized cross-border ocean freight solutions and airfreight solutions to Asia-based customers that specifically cater to their requirements and needs in transporting goods into the U.S. We offer a wide variety of integrated services under our cross-border ocean freight solutions and cross-border airfreight solutions, including (i) cross-border freight consolidation and forwarding services, (ii) customs clearance services, (iii) warehousing and distribution services and (iv) U.S. domestic ground transportation services.

Founded in Chicago, Illinois in 2018, we are an Asian American-owned business rooted in the U.S. with in-depth understanding of both the U.S. and Asian international trading and logistics service markets. Our customers are typically Asia- and U.S.-based logistics service companies serving large Asia-based e-commerce platforms, social commerce platforms and manufacturers to sell and transport consumer and industrial goods made in Asia into the U.S. Since inception and as of June 30, 2023, we had served over 300 customers to fulfil over 25,500 cross-border supply chain solution orders.

We have established an extensive collaboration network of service partners, including global freight carrier partners for our cross-border freight consolidation and forwarding services as well as domestic ground transportation partners for our U.S. domestic transportation services. Since inception and as of June 30, 2023, we had partnered with almost all major global ocean and air carriers to forward 27,000 TEU of container loads and 30,000 tons of air cargo. As of June 30, 2023, we had also partnered with over 200 domestic ground transportation carriers, including almost all major U.S. domestic ground transportation carriers.

We operate three massive and hyper-busy regional warehousing and distribution centers in the U.S., including in Chicago, Illinois, Dallas, Texas and Los Angeles, California. With an aggregate gross feet area of approximately 85,000 square feet and 35 docks, our regional warehousing and distribution centers have an aggregate daily floor load of up to 3,000 cubic meters of freight. In addition to our self-owned regional centers, we have established strategic partnerships with over 150 warehouses and distribution terminals in almost all transportation hubs in the U.S. to assist with the warehousing and distributing services of our cross-border freight. Further, we collaborate with licensed customs brokerage experts to help our customers clear shipments importing into the U.S. As of June 30, 2023, we had assisted with the customs clearance of cross-border freight of an aggregate assessed value of over US$25.0 million.

Leveraging our strong cross-border supply chain service capabilities, extensive network of cross-border freight carrier partners and U.S. domestic ground transportation partners, massive and hyper-busy regional warehousing and distribution centers as well as deep understanding of the Asian market, we have been able to build up our brand and reputation and have achieved fast growth since our inception. For the fiscal years ended June 30, 2022 and 2023, our revenues amounted to US$9.6 million and US$12.9 million, respectively, and our gross profit amounted to US$1.8 million and US$2.6 million during the same periods, respectively. As of June 30, 2023, we had fulfilled over 25,500 cross-border supply chain solution orders for freight of an aggregate assessed value of US$1.0 billion, delivered to thousands of business and residential addresses in approximately 48 U.S. states.

Solutions and Services

We offer our customers cross-border ocean freight solutions and airfreight solutions that are specifically tailored to their requirements and needs in transporting goods into the U.S.

Services under our cross-border ocean freight forwarding solutions and cross-border airfreight forwarding solutions typically include (i) cross-border freight consolidation and forwarding services, (ii) customs clearance services, (iii) warehousing and distribution services and (iv) U.S. domestic ground transportation.

Cross-border Freight Consolidation and Forwarding Services

As a licensed non-vessel operating common carrier, or NVOCC and indirect air carrier, we provide cross-border ocean and air freight consolidation and forwarding services either as a freight consolidator or agent for an ocean or air shipping carrier. Solutions under our cross-border freight consolidation and forwarding services include:

Ocean freight consolidation and forwarding: As an ocean freight forwarder, we contract with ocean shipping carriers and/or other sizeable ocean freight forwarders to obtain transportation for a fixed number of containers between various points during a specific time period at agreed-upon rates. We handle both full container loads and less-than-container load freight, offering a wide range of shipping options and rates than available with carriers directly.

Airfreight consolidation and forwarding: As an airfreight forwarder, we purchase cargo capacity from airlines and/or other sizeable airfreight forwarders on a volume basis and resell the space to our customers. We determine the routing, consolidate individual, unconsolidated shipments bounds for a particular airport distribution point, and then select the airline for transportation to the distribution point, where we then arrange for the consolidated lot to be broken into its component shipments and for the transportation of each individual shipments to its final destination.

Through long-term partnerships with almost all major global ocean carriers and air carriers, we offer our freight consolidation and forwarding service customers a wide footprint globally to cater to their shipping and space needs throughout the year, including during peak periods. Since inception and as of June 30, 2023, through partnerships with almost all major global ocean carriers and air carriers, we had served over 300 customers to forward cross-border shipments consisting of over 27,000 TEU of container loads and 30,000 tons of air cargo.

Customs Clearance Services

We provide customs clearance services to our customers in conjunction with our other service offerings. We typically collaborate with licensed customs brokerage experts to help our customers clear shipments importing into the U.S. through customs by preparing and filing required documentation, calculating and providing for payment of duties, taxes and fees on behalf of our customers as well as arranging for any required inspections by governmental agencies such as the U.S. Customs and Border Protection, or CBP. Our customs clearance services include screening commercial documentation for assessed value, country of origin, application for special trade programs and classification. Since our inception and as of June 30, 2023, we had assisted with the customs clearance of cross-border freight of an aggregate assessed value of over US$25.0 million.

Warehousing and Distribution Services

For cross-border freight we pick up at ocean ports and airports that require storage, fulfilment, trans-loading, palletizing, packaging or distribution, we offer ancillary warehousing and distribution services at our three regional warehousing and distribution centers in Illinois, Texas and California, each adjacent to the O’Hare International Airport, Dallas Fort Worth International Airport and Los Angeles International Airport, respectively, and are connected to almost all major U.S. domestic railroads and/or ports. With an aggregate gross feet area of approximately 85,000 square feet and 35 docks, our regional warehousing and distribution centers have an aggregate daily operation capacity of up to 3,000 cubic meters of freight for storage, packaging and other fulfilment services. Our regional warehousing and distribution centers are generally utilized by multiple customers at a time so that such customers may benefit from cost savings related to shared space, labor, equipment and other efficiencies.

U.S. Domestic Ground Transportation Services

We provide flexible, cost-competitive full-truckload and less-than-truckload ground transportation of cross-border freight to businesses and residences in the U.S. either directly from port to door, or from our regional warehousing and distribution centers to such domestic addresses. Our U.S. domestic ground transportation services are offered through an extensive network in collaboration with our ground transportation partners. As of June 30, 2023, we had established a ground transportation network in collaboration with over 200 domestic ground transportation carriers, including almost all major U.S. domestic ground transportation carriers, capable of delivering to thousands of business and residential addresses in approximately 48 U.S. states.

In addition, through establishing in-depth and long-standing partnerships with leading supply chain service providers in Asia for domestic supply chain services in the U.S., we have opened pathways to e-commerce and social commerce and have empowered several Asia-based e-commerce and social commerce platform giants to sell into the U.S. more easily and to deliver small-package goods to end consumers in the U.S. more smoothly.

Market Opportunity

The cross-border supply chain solutions industry is highly fragmented with thousands of companies of various sizes competing in domestic and international markets. The overall opportunities in the cross-border supply chain solutions sector are significant. According to McKinsey, the cross-border supply chain solutions sector is expected to see a significant growth in the coming years. It is estimated that the market size of cross-border e-commerce will expand to around $1 trillion in merchandise value by 2030, from a current value of approximately $300 billion.

We maintain a strong focus on the Asian market. According to McKinsey, Asia is expected to account for 57% of the growth of the global e-commerce logistics market between 2020 and 2025, making it one of the most important regions for global trade and logistics activities going forward. Our concentration on the Asian market enables us to develop in-depth expertise in serving Asian countries such as China and South Korea and provides us an edge in understanding the nuances and demands in this rapidly evolving market.

Integrated cross-border supply chain service solutions, from cross-border freight forwarding to U.S. domestic ground transportation, present a significant growth opportunity. Customers often prefer integrated solutions as they reduce the complexity of dealing with multiple service providers. A study by Gartner found that 80% of customers prefer to work with a single provider for all their logistics needs.

Partnering with almost all major global ocean and air carriers, our vast network of global freight carrier partners and in-depth connections with U.S. ground transportation providers can offer customers consistent services, even during peak periods. Such service reliability can be significantly beneficial for e-commerce platforms, social commerce platforms and manufacturers that often times may face supply chain disruptions during peak seasons.

Strengths

We believe the following strengths contribute to our success and differentiate us from our competitors:

Fast-growing U.S.-based cross-border supply chain solution provider with a unique focus on the Asian market

We are an integrated cross-border supply chain solution provider based in the U.S. with a primary focus on the Asian market. Leveraging our strong cross-border supply chain service capabilities, superior service quality, extensive network of cross-border freight carrier partners and U.S. domestic ground transportation partners, massive and hyper-busy regional warehousing and distribution centers as well as deep understanding of the Asian market, we have been able to provide our Asia-based customers with individually-tailored solutions that specifically cater to their requirements and needs in transporting goods into the U.S. Our solutions encompass a wide variety of services such as cross-border ocean and air freight consolidation and forwarding, customs clearance, warehousing and distributing as well as U.S. domestic ground transportation.

We have grown our business rapidly since our inception in 2018. As an Asian American-owned business deeply rooted in the U.S., our accumulated insights and deep understanding of both the U.S. and Asian international trading and logistics service markets have enabled us to build up our brand and reputation cross-border and achieve fast growth since our inception. As of June 30, 2023, we operated three regional warehousing and distribution centers in the U.S., including in Chicago, Illinois, Dallas, Texas and Los Angeles, California, and we had served over 300 customers and fulfilled over 25,000 cross-border supply chain solution orders for ocean freight and airfreight of an aggregate assessed value of US$1.0 billion delivered to thousands of business and residential addresses in approximately 48 U.S. states. Our revenues increased from US$9.6 million for the fiscal year ended June 30, 2022 to US$12.9 million for the fiscal year ended June 30, 2023. The total number of our cross-border supply chain solution orders fulfilled increased significantly from over 5,000 for the fiscal year ended June 30, 2022 to over 10,000 for the fiscal year ended June 30, 2023, while the total number of our customers increased from approximately 150 to 200 during the same periods.

Extensive network of global freight carrier partners and U.S. ground transportation partners

We have established an extensive, long-standing collaboration network of global freight carrier partners for our cross-border freight consolidation and forwarding services. Since inception and as of June 30, 2023, we had partnered with almost all major global ocean and air carriers to serve over 300 customers to forward cross-border shipments consisting of over 27,000 TEU of container loads and 30,000 tons of air cargo. We have also established a massive, in-depth and long-standing U.S. domestic ground transportation network in collaboration with our domestic ground transportation partners. As of June 30, 2023, we had partnered with over 200 domestic ground transportation carriers, including almost all major U.S. domestic ground transportation carriers. We believe such extensive partnership network has enabled us to provide our customers with more flexible and optimized options of origin ports, shipping routes, shipping frequency and delivery times that suit their needs better.

Symbiotic relationships with a large base of customers with high demands for supply chain solutions

We forge symbiotic relationships with a large base of customers that are typically Asia- and U.S.-based logistics service companies serving large Asia-based e-commerce platforms, social commerce platforms and manufacturers to sell and transport consumer and industrial goods made in Asia into the U.S. Since inception and as of June 30, 2023, we had served over 300 customers with over 25,000 cross-border supply chain solution orders fulfilled. We believe our solutions have become a vital, indispensable part of our customers’ international trading and/or service value chain. Our solutions lift the burden associated with searching for, contracting with, coordinating with and paying various freight carriers, customs brokers and U.S. domestic transportation brokers on individual basis and enable our customers to commit their limited operational and managerial resources to their core business activities and achieve their business objectives cost-effectively. For example, we are among the earliest U.S.-based third-party supply chain service suppliers of a top integrated logistics service provider headquartered China and have served this customer for over three years, enabling this customer to effectively obtain integrated supply chain capabilities and expertise in the U.S. without having devoted substantial operational resources and costs. Leveraging our strong supply chain service capabilities and deep understanding of the Asian market, we have been able to provide our Asia-based customers with customized solutions that specifically cater to their needs. We believe our customized cross-border supply chain solutions offer compelling value propositions to our customers, allowing us to become their go-to third-party service suppliers for exporting and transporting into the U.S.

Persistent focus on providing superior service efficiency and quality

We are driven by a persistent focus on providing highly efficient quality services to our customers. We have standardized, unified and streamlined the protocols and criteria of our wide variety of supply chain service offerings, aiming to provide reliable and best-quality services to customers. For example, we manage our cross-border freight consolidation and forwarding services and our U.S. domestic ground transportation services to specific objectives, such as high customer service scores for on-time delivery and damage-free freight. For the fiscal year ended June 30, 2023, among our overall cross-border ocean freight and airfreight supply chain solution orders, the damage rate of the total shipments delivered through our network of global freight carrier partners and U.S. domestic ground transportation partners maintained less than 1.0%. We have also established a customer support regime that is available from 7am to 11pm, seven days a week, to address the needs of our international customers. During the fiscal year ended June 30, 2023, over 73.0% of our customers were repeat customers.

Visionary and accomplished young management team with strong industry expertise and in-depth understanding of Asian market

We were founded by two Asian American entrepreneurs who have worked closely together for over seven years. Mr. Henry Liu, our co-founder, chairman of the board of directors and chief executive officer, is a successful Asia-born, U.S.-educated entrepreneur. Mr. Shuai Li, our co-founder, president and chief operating officer, is also of an Asian descent. We benefit from the leadership of such management team with prominent strategic visions, in-depth industry expertise, extensive managerial and operational experience as well as deep understanding of both the U.S. and Asian market. The key members of our management have an average of more than ten years of experience in the logistics service industry. We believe our management’s industry expertise, coupled with their vision and entrepreneurial spirit, has enabled us and will continue to enable us to navigate in the cross-border supply chain solution market successfully.

Growth Strategies

We believe that we have a significant opportunity before us, both to further our mission and to strengthen our business and grow our revenues. We are focused on the following strategies to drive our growth:

Solidify our competitive edge and further grow customer base

We have established a global ocean freight and airfreight carrier partnership network as well as an extensive U.S. domestic ground transportation partnership network that cater to the needs of our large base of customers in Asia seeking integrated cross-border supply chain solutions, and we have achieved a robust revenue growth during the past few years. We intend to solidify our competitive edge in the cross-border ocean freight solution sector and further grow the scale of our cross-border airfreight solution operations. We seek to deepen the strategic long-term relationships with our global ocean and air carrier partners as well as U.S. domestic transportation partners, tap into new markets with them and explore new ways of collaborations. On the other hand, we strive to strengthen our branding and sales efficiencies, increase our presence in Asia and the globe as a U.S.-based integrated cross-border supply chain solution provider, capitalize on the massive opportunities for cross-border supply chain solutions within the thriving global social commerce market driven by consumer purchases directly through social media channels, and expand our customer base globally. We will also continue to optimize our service quality and enhance the experience and loyalty of our customers.

Expand our global footprints more extensively

We seek to provide integrated supply chain solutions to customers globally. We believe there are significant opportunities in the merchandise trade between the U.S. and emerging economies in Southeast Asia and South America, which we intend to leverage on and further expand our global footprints. For example, in addition to our three existing regional warehousing and distribution centers in Chicago, Illinois, Dallas, Texas and Los Angeles, California, we plan to establish new hubs and centers in other major border cities in the U.S., such as Houston, Texas and Miami, Florida to cater to the needs in cross-border supply chain solutions from customers in Canada and South America. We also plan to expand our already extensive coverage of Asia-to-U.S. shipping routes provided by our ocean carrier partners and allow our customers in Asia to have more flexible and optimized options of origin ports, shipping routes and shipping frequency. Moreover, we aim to extend our carrier partnership network’s reach to penetrate into Europe and bring our integrated and streamlined cross-border supply chain solutions to European customers, facilitating the flow of goods from Europe to the U.S. as well as elsewhere in the world.

Diversify and increase the breadth and depth of our service offerings through an organic growth and/or mergers and acquisitions

We intend to expand our portfolio of supply chain solutions and diversify our service offerings to more upstream and downstream sectors throughout the entire international trade value chain through an organic growth and/or mergers and acquisitions. For example, leveraging our existing extensive cross-border logistics network and strong supply chain management capabilities, we plan to expand into the prospective trading market and establish integrated cross-border trading businesses in free-trade zones with a focus on the export of U.S.-made consumer goods to the Asian market and the import of Asia-made consumer goods into the U.S. In addition, we plan to continue to deepen and broaden our current supply chain service offerings by (i) expanding the categories of cargo transported through our cross-border ocean freight solutions and airfreight solutions to cover special cargo, including dangerous goods such as lithium batteries, perishable cargo, wet cargo, and temperature-sensitive goods and (ii) launching new services such as last mile, inventory management and one-stop multi-model solutions, with an aim to bring more value-adds to our customers.

Optimize operational efficiency and maintain premier service quality

We aim to drive further the operational efficiency of each service offering under our cross-border ocean freight and airfreight solutions, reduce costs and maximize the overall profitability. For example, in addition to utilizing a core technology platform which streamlines and monitors our various service offerings in real time, we plan to upgrade the standardization machinery, systems and functions at our regional warehousing and distribution centers, including to further invest in automation equipment such as industrial conveyor belts to advance the automation processes of sorting, packaging, distribution and trans-loading at these regional centers. We will also continue to strengthen the training of our personnel among the various function departments and adopt a holistic yet rigorous service quality management approach to ensure the premier quality of each service offering under our integrated cross-border supply chain solutions.

Continue to invest in and advance our technologies

We plan to continue to invest in and further digitize our technology platform to address our needs or those of our customers. We believe that efficient and effective use of information technology and advanced automation systems will allow us to further enhance our competitive position and drive our continued growth and profitability. We intend to establish a core technology platform which encompasses our warehousing and distribution system, pricing engine, cross-border ocean and air carrier interface as well as U.S. domestic ground transportation carrier interface, allowing our customers to track the movement of their cross-border freight from end to end. In addition, we aim to develop a proprietary suite of intelligent tools and analytics, incorporating dynamic data science, predictive analytics and machine learning, to aid our daily operations and drive further productivity across our various cross-border supply chain service offerings.

Our Geographic Footprints

As of June 30, 2023, the geographic footprint of our cross-border supply chain solution services had covered two countries in Asia and approximately 48 states in the U.S.

The following map illustrates our global and U.S. domestic geographic footprints as of June 30, 2023.

Beijing
Dalian
Qingdao
Seoul
Shanghai
Wuhan
Hangzhou
Ningbo
Xiamen
Shenzhen
New York
Chicago
Los Angeles
Dallas
Atlanta
Houston
Miami

Service Partner Network

We have established an extensive and long-standing collaboration network of (i) global freight carrier partners and (ii) U.S. domestic ground transportation partners. Since inception and as of June 30, 2023, we had partnered with almost all major global ocean and air carriers to serve over 300 customers to forward cross-border shipments consisting of over 27,000 TEU of container loads and 30,000 tons of air cargo. We had also partnered with over 200 domestic ground transportation carriers including almost all major U.S. domestic ground transportation carriers with a domestic ground transportation network of approximately 60,000 drivers and 150 terminals as of June 30, 2023. We also collaborate with licensed customs brokerage experts to help our customers clear shipments.

Under our extensive collaboration network, we enable and empower global ocean freight carriers, airfreight carriers, licensed cross-border customs brokers as well as U.S. ground transportation carriers to connect and collaborate, providing reliable, timely and integrated services to our customers.

Our ability to provide services to our customers is highly dependent on good working relationships with these service partners. Maintaining acceptable working relationships with these service parties has gained increased importance in particular as a result of the effect of the pandemic, ongoing concern over terrorism, security, changes in governmental regulation and oversight of international trade. We use a consistent approach in selecting and managing the service suppliers across all of our solution and service offerings, beginning with a rigorous qualification and risk-based diligence process. We only select and engage compliance-focused, efficiently-run and growth-oriented service partners with superior service quality based upon defined value elements and are intentional in our relationship and performance management activities. We consider our current working relationships with these service partners to be satisfactory. However, changes in the financial stability and operating capabilities and capacity of asset-based carriers, capacity allotments available from carriers, governmental regulation or deregulation efforts, modernization of the regulations governing customs brokerage, and/or changes in governmental restrictions, quota restrictions or trade accords could affect our business in unpredictable ways.

Technology

One of the ways in which we deliver superior service to our customers is by empowering our employees with technology. Our industry is evolving, and customers tend to de-risk their supply chains by forming relationships with reliable service providers that have invested in innovation.

We have built a highly scalable proprietary technology platform on the cloud — the American Bear Logistics Datatool Management Platform, which streamlines our variety of service offerings and promotes our overall operating efficiency. Our technology platform, powered by sophisticated analytics of the massive amounts of route and price data derived from the past provision of our solutions and services, (i) optimizes the route-building and pricing for both our cross-border freight forwarding and domestic ground transportation services, (ii) allows for automated, real-time fee quotes for our cross-border ocean freight solutions and airfreight solutions between almost any origin and destination ports at any time and (iii) provides for automatic contractual account management, document generation and recordkeeping.

In addition, for our three regional warehousing and distribution centers, we developed an intelligent warehousing system which allows us to manage our storage remotely, prevents stockouts and overstocking and enables intelligent replenishment and order fulfillment. For example, this warehousing system automatically sends alerts when inventory levels reach predetermined thresholds, ensuring timely restocking and promoting operational efficiency.

We have developed reliable and stable network infrastructure to ensure high availability and a low risk of downtime. We primarily utilize third-party cloud service providers to host our network infrastructure for core operational functionality, data backup, and intelligence application.

We process a large amount of freight-related data on our platform. We take the privacy of personal data and confidential information seriously and have implemented an internal data security management policy. We also utilize a system of firewalls to prevent unauthorized access to our internal systems. Our technology department monitors the performance of our websites, technology systems and network infrastructure and responds promptly to potential problems. We also review, improve and iterate our data privacy policies and security foundation on a continued basis.

Facilities

We lease approximately 66,000 square feet in Chicago, Illinois, where we operate our U.S. headquarters and one of our regional warehousing and distribution centers. The lease of our facilities in Chicago, Illinois expires in April 2026 with an option to extend the lease for an additional five-year term. We lease approximately 19,000 square feet in Dallas, Texas, where we operate another regional warehousing and distribution center. The lease of this facility expires in April 2026 with an option to extend the lease for an additional five-year term. We also lease approximately 5,000 square feet in Los Angeles, California, where we operate our third regional warehousing and distribution center. The lease of this facility expires in October 2024 with an option to automatically renew on a yearly basis.

We believe our existing facilities are sufficient for our current needs and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any such expansion of our operations.

Regional Warehousing and Distribution Center

Industry Dynamics

The cross-border supply chain solutions sector is a dynamic and growing market. The global cross-border business-to-consumers, or B2C, e-commerce market size was valued at US$894.0 billion in 2022 and the worldwide cross-border B2C e-commerce market size is expected to reach US$8,138.3 billion by 2032, according to Spherical Insights & Consulting. The global third-party logistics market size is expected to reach US$1,998.7 billion by 2030, representing a CAGR of 8.6% from 2022 to 2030 according to Research & Markets. The United States freight and logistics market size is estimated at US$1,274.4 billion in 2023 and is expected to reach US$1,618.7 billion by 2029, growing at a CAGR of 4.07% from 2023 to 2029, according to Mordor Intelligence.

The overall dynamics of the market are being shaped by several factors discussed in more detail below, including the rise of e-commerce, the importance of supply chain resilience, and the ongoing U.S.-China trade war.

The Rise of E-commerce

The rise of e-commerce has been a major driver of growth in the cross-border supply chain solutions sector. E-commerce has made it possible for businesses to sell their products to customers worldwide, creating a growing demand for faster and more efficient shipping of goods from China to the United States.

For several reasons, e-commerce is driving demand for faster and more efficient shipping. First, e-commerce customers are used to getting their orders quickly. They expect to receive their orders within a few days and are unwilling to wait longer. Second, e-commerce businesses are competing to offer the best possible shipping options. Businesses offering faster and more efficient shipping are more likely to win customers.

The rise of e-commerce is also leading to a shift in how businesses manage their supply chains. In the past, businesses would typically ship goods from Asia to the United States in large containers. However, e-commerce businesses need to ship smaller quantities of goods more frequently. This is leading to a demand for more flexible and agile supply chains.

The demand for faster and more efficient shipping creates opportunities for businesses offering innovative solutions. For example, some businesses are using drones to deliver goods in urban areas. Others are using blockchain technology to track the movement of goods through the supply chain.

The rise of e-commerce is a major trend that significantly impacts the cross-border supply chain solutions sector. This trend will likely continue in the coming years as e-commerce grows in popularity.

The Importance of Supply Chain Resilience

The increasing importance of supply chain resilience is a major trend in the cross-border supply chain solutions sector. Businesses are becoming increasingly aware of the risks associated with disruptions in their supply chains and are looking for ways to mitigate these risks. This leads to increased demand for solutions to help businesses improve their supply chain’s resilience.

There are several reasons why businesses are becoming more concerned about supply chain resilience. First, the world is becoming more interconnected, which means that disruptions in one part of the world can have ripple effects on other parts of the world. Second, the frequency and severity of disruptions are increasing. Third, the cost of disruptions is increasing.

There are several things that businesses can do to improve the resilience of their supply chains. These include:

•        Diversifying their supply chains means sourcing goods from multiple suppliers in multiple countries. This can help to reduce the risk of disruptions.

•        Building redundancy into their supply chains means having backup plans in place in case of disruptions. For example, businesses could use multiple modes of transportation or have multiple warehouses.

•        Using technology to track their supply chains: This can help businesses to identify potential disruptions early on and to take steps to mitigate the risks.

•        Having a risk management plan: This plan should identify the potential risks to the supply chain and the steps that will be taken to mitigate those risks.

The increasing importance of supply chain resilience is a major trend that is having a significant impact on the cross-border supply chain solutions sector. This trend will likely continue in the coming years as businesses become more aware of the risks associated with disruptions.

The Ongoing U.S.-China Trade War

The ongoing U.S.-China trade war has significantly impacted the cross-border supply chain solutions sector. The trade war has led to increased tariffs on Chinese goods, which has raised the cost of doing business for businesses that import goods from China. This has led to some businesses moving their manufacturing operations out of China, while others have been forced to raise prices.

The trade war has also created uncertainty for businesses, as it is unclear how long it will last or what the outcome will be. This uncertainty has made it difficult for businesses to plan for the future and more difficult to secure financing.

The impact of the trade war on the cross-border supply chain solutions sector will likely continue in the near term. However, the long-term impact of the trade war is still uncertain. If the trade war is eventually resolved, the market could quickly rebound. However, if the trade war continues for an extended period, it could have a more permanent impact on the market.

Competition

The market for integrated cross-border supply chain solution providers is a highly fragmented market with fierce competition. We face competition with other cross-border supply chain solution providers, particularly those with a focus on the Asian market.

We compete primarily on the following factors:

•        customer relationships;

•        caliber and quality of services;

•        modes of transportation;

•        technology infrastructure and capabilities; and

•        industry experience and expertise.

We are well-positioned to effectively compete based on the factors listed above. However, some of our current or future competitors may have greater financial or operational resources, greater brand recognition, or a longer operating history, which could enable them to respond more quickly to changes in market dynamics and customer demands and preferences, devoting greater resources towards seizing this market than we can.

Sales and Marketing

We believe brand recognition is critical to our ability to acquire or retain our existing or new customers, and our general marketing efforts are designed to enhance our brand awareness and reputation among them. We primarily attract new customers with testimonials of our cross-border supply chain solutions and referrals by our existing customers. We also approach prospective customers by attending international trade fairs, exhibitions and conferences as well as events held by local chambers of commerce. We regularly conduct key performance indicator reviews with our customers and take measures to maintain close rapport with them.

Intellectual Property

Our ability to obtain and maintain intellectual property protection for our proprietary technology platform, preserve the confidentiality of our trade secrets, and operate without violating the intellectual property rights of others is important to our success. We have adopted a number of measures to protect our intellectual property and brand, including trademarks, confidentiality procedures, non-disclosure agreements and employee non-disclosure agreements, to establish and protect our proprietary rights. Despite these efforts, there can be no assurance that we will adequately protect our intellectual property.

As of June 30, 2023, we held one pending trademark in the United States, including a pending trademark for our brand, American Bear Logistics. In addition, we have registered domain names for websites that we use in our business, such as www.americanbearlogistics.com. We hold no patents as of the date of this prospectus. For more information regarding risks related to intellectual property, please see “Risk Factors — We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.”

Insurance

We maintain insurance for commercial automobile and trucker’s liability, commercial general liability, cargo legal liability and employers’ liability, as well as property coverage with coverage limits, deductibles and self-insured retention levels that we believe are reasonable given the varying historical frequency, severity and timing of claims.

Seasonality

Our revenue and profitability in the fourth quarter are typically higher than those during the first, second and third quarters of the calendar year. We believe the surge in the fourth quarter of the calendar year is in part due to the increase in demand experienced by many of our customers as a result of the increased purchases during the holiday season, which leads to higher need for our supply chain solutions and services. It is not possible to reliably predict whether our historical revenue and profitability trends will continue to occur in future periods.

Employees

Our people are key to our success. As of September 30, 2023, we had a workforce of approximately 33 full-time employees across various functions. None of our employees are represented by labor unions or work under any collective bargaining agreements. We have not experienced any work stoppages, and we believe that our employee relations are strong.

We work diligently to create an equitable and inclusive work environment for our diverse group of people who are young, energetic, highly educated and multi-lingual. As of September 30, 2023, our overall workforce is 97.0% of a minority ethnicity and 60.0% of female. In addition, among such workforce, 24.0% holds a bachelor’s degree, 45.0% holds an advanced degree such as a master’s degree, and 94.0% is multi-lingual. We provide equal opportunities for growth, success, promotion, learning and development, and aim to achieve parity in the way we organize and manage operations. We are focused on building support across all functions and individuals, ensuring everyone has a voice, and treats each other with respect.

Legal Proceedings

We are currently not a party to any legal proceedings that, in the opinion of management, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition, or cash flows. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. As our growth continues, we may become party to an increasing number of litigations and claims. The outcome of litigations and claims cannot be predicted with certainty, and the resolution of these matters could materially affect our future results of operations, cash flows, or financial position.

Government Regulations

This section provides an overview of the key regulations and legal considerations pertaining to our cross-border ocean freight solutions and cross-border airfreight solutions.

Regulations Relating to Labor and Employment

Pursuant to federal and state laws, we adhere to labor and employment laws at the federal and state levels. This includes fair employment practices, wage and hour regulations, worker safety, and anti-discrimination law. We are committed to providing a fair and inclusive workplace environment that respects the rights of our employees and fosters a culture of diversity and equality.

Regulations Regarding Cross-border Freight Forwarding Services

Interstate and international transportation of freight is highly regulated under U.S. law, and failure to comply with these regulations can have significant consequences, including substantial fines or the revocation of operating permits and authorities for both transportation intermediaries and their shipper customers. As a freight forwarder in operating the cross-border freight forwarding services by collaboration with the shipping carriers, the regulations that currently impact our operations and those that may affect us in the future are as follows.

Air Freight Forwarding Services

In accordance with the Federal Aviation Act enforced by the Federal Aviation Administration within the U.S. Department of Transportation, and the Transportation Security Administration (the “TSA”) within the Department of Homeland Security (the “DHS”), an air freight forwarder is classified as an indirect air cargo carrier. Even if air freight forwarders enjoy exemptions from the majority of the Federal Aviation Act’s requirements through compliance with the Economic Aviation Regulations, the industry remains under the constant scrutiny of evolving regulatory and legislative developments, and these developments have the potential to significantly impact the industry’s economic landscape, necessitating adjustments to operational practices and exerting influence on both service demands and associated costs. Regarding our involvement in the air transportation sector within the United States, we are subject to regulatory oversight by the TSA within the DHS as an indirect air carrier. All indirect air carriers operating in the United States must adhere to mandated security protocols and undergo periodic audits conducted by the TSA. According to Federal Code 71 FR 33255, each indirect air carrier must allow the TSA, at any time or place, to make any inspections or tests, including copying records, to determine compliance of an airport operator, aircraft operator, foreign air carrier, and indirect air carrier. At the request of the TSA, each indirect air carrier also has to provide evidence of compliance with this subchapter and its indirect air carrier security program, including copies of records. The TSA may enter and be present within areas where security measures required by the TSA are carried out without access media or identification media issued or approved by the indirect air carrier, an airport operator, or aircraft operator, in order to inspect or test compliance, or perform other such duties as the TSA may direct.

Ocean Freight Forwarding Services/NVOCC

As a licensed NVOCC, we fall within the regulatory purview of the FMC, a regulatory authority that oversees and licenses ocean forwarding operations. This oversight includes compliance with FMC tariff filing and surety bond mandates, as well as adherence to the Shipping Act of 1984, which contains provisions that specifically prohibit rebating practices.

Pursuant to FMC rules, all NVOCCs based in the U.S. and all international ocean freight forwarding agencies and their branches are required to obtain a license from the FMC’s Bureau of Certification and Licensing by filing Form FMC-18. Entities engaging in international freight forwarding operations or conducting business as NVOCCs who do not complete or maintain the filing may result in denial, revocation or suspension of an ocean transportation intermediary license. We hold the license as an Ocean Transportation Intermediary (“OTI”), which is sometimes interchangeably referred to as an NVOCC, and persons who operate without the proper license may be subject to civil penalties not to exceed $6,000 for each violation. Additionally, the FMC has also established precise criteria for shipping agents, inclusive of specific surety bonding prerequisites, and it is responsible for the economic regulation of OTI/NVOCC activity originating or terminating in the United States as well. In order to comply with these economic regulations, OTI/NVOCC entities, such as our company, are mandated to electronically submit tariffs, delineating the rates applicable to the transportation of specified commodities to and from the United States, and the FMC possesses the authority to enforce these regulations, including the imposition of penalties for non-compliance.

Freight Forwarder Liability

Generally, the limitation of liability of freight forwarders is identical to the international agreements that are applicable to carriers. There are multiple conventions that restrict the carriers’ liability such as by setting a specific monetary limit per package or weight. For instance, ocean carriers can incorporate the Carriage of Goods by Sea Act into their Bills of Lading to limit their liability to $500 per unit. The Warsaw Convention and the Hague Protocol impose a limit on the air carrier’s liability, capping it at a maximum of 250 francs or 19 special drawing rights per gross kilogram of the cargo that has been lost or damaged.

Freight forwarder’s liability also depends on their insurance coverage. In situations where goods get damaged or lost during transportation without an All Risk Cargo Policy or if the shipper chooses not to initiate a claim, the shipper will seek damages from all parties engaged in the transportation of goods, including carriers, warehouse operators, and the freight forwarders. If the insurance coverage is “All Risk,” then the shipper will recover through the insurance. However, if the losses exceed the amount recovered, shippers will go after the outstanding parties.

Furthermore, the extent of a freight forwarder’s liability is determined by the roles it assumes. When a freight forwarder issues a House Bill of Lading stating itself as the carrier, it assumes the role of principal, subjecting itself to the laws, regulations, and limitations applicable to carriers. When a freight forwarder issues a House Bill of Lading designating the common carrier (not the freight forwarder) as the carrier, the freight forwarder takes on the role of a broker or agent. In this scenario, the freight forwarder is often exempted from legal liabilities.

Forwarding agents must comply with the Export Administration Regulations (the “EAR”), a set of United States export guidelines and prohibitions that regulate the export restrictions of sensitive goods. It is essential to note that regardless of whether they are freight forwarders or other agents, their involvement in various tasks does not exempt them from their compliance obligations. Agents are accountable for the representations they make when filing export data. No individual, including an agent, may engage in any transaction if they have knowledge that it violates the EAR, has the potential to violate it, or is intended to do so. Pursuant to the Supplement No. 1 to Part 732 of the EAR, agents and exporters must assess the presence of Red Flags, exercise due diligence in investigating them, and ensure they do not overlook suspicious circumstances. Neglecting these responsibilities could result in a violation of the EAR. Additionally, it’s worth noting that the primary responsibility for EAR compliance rests with the principal parties in interest (the “PPI”) involved in a transaction. The EAR stipulates that the U.S. PPI must provide the foreign PPI and its agent with the correct Export Control Classification Number (the “ECCN”) or sufficient technical information to determine it, upon request. The U.S. PPI is obligated to furnish any information that could impact the determination of licensing authority as well. Under the Foreign Trade Regulations (15 C.F.R. Part 30), the U.S. PPI must supply specific data to the agent for electronic export information filing purposes.

Further, in a routed export transaction, the U.S. agent representing the foreign PPI is considered the “exporter” under the EAR. They are responsible for determining licensing authority and obtaining the necessary license or authorization for the export. In such cases, the agent representing the foreign PPI must obtain a power of attorney or written authorization to act on their behalf. However, if the U.S. PPI fails to obtain the required authorization from the foreign PPI, they become the “exporter” and must handle licensing authority and obtain the appropriate license, even in the context of a routed export transaction for electronic export information filing. However, in a non-routed transaction, if the U.S. PPI authorizes an agent to prepare and file the export declaration on their behalf, the U.S. PPI assumes the role of the “exporter” under the EAR. In this scenario, the U.S. PPI is obliged to: (i) provide the agent with necessary information for the Automated Export System (the “AES”) submission, which is a system the U.S. exporters use to electronically declare their international exports, known as the Electronic Export Information (the “EEI”), to the Census Bureau to help compile U.S. export and trade statistics; (ii) authorize the agent to complete the AES submission through a power of attorney or written authorization; and (iii) maintain documentation supporting the information provided to the agent for the AES submission.

If authorized by either the U.S. or foreign PPI, the agent bears responsibility for: (i) preparing the AES submission based on information from the U.S. PPI; (ii) maintaining documentation supporting the AES submission information; and (iii) furnishing a copy of the AES filing to the U.S. PPI upon request. It is crucial to highlight that both the agent and the authorized PPI share responsibility for the accuracy of entries in an AES submission. Agents should exercise caution in using “No License Required” designations and avoid unsupported entries. In cases where agents lack technical expertise for commodity classifications, they should obtain supporting documentation for ECCNs.

Regarding documentation requirements in EAR’s Part 762, which applies to all transactions subject to the EAR, it outlines records that must be maintained, those exempt from maintenance, requirements for producing records, and the retention period. Additionally, various other recordkeeping requirements apply, including those from Customs (19 CFR Part 163), the Department of State (ITAR and 22 CFR Part 122.5), the Census Bureau (15 CFR 30.66(c)), and Treasury’s OFAC (31 CFR Part 501). Further details on EAR rules and regulations applicable to freight forwarders can be consulted in Sections 758.1 through 758.6, 748.4, and 750.7(d) within the EAR.

Regulations Relating to Cargo Examinations

One of the integral functions performed by freight forwarders is to handle customs examinations. Regulations enforced by CBP mandate that all cargo entering the U.S. from any foreign territories undergo physical examination by the U.S. government to ensure compliance with U.S. laws and regulations. Under the Title 19 of the United State Code (19 U.S.C.), CBP is authorized to inspect, examine and search all goods entering the U.S., including but not limited to cargo transported by air, sea, land, or mail. CBP facilitates this process through the use of an electronic system, allowing importers, brokers, and other trade partners to submit data and documentation, as well as providing the cargo information, including entry summaries and customs declarations to CBP. Additionally, the TSA established rules for air cargo security, mandating screening and inspection to mitigate the potential threats. Pursuant to 49 CFR part 1549, TSA-certified cargo screening facilities across the United States to screen cargo before it is transported on passenger flights. Certified facilities must adhere to strict security programs and chain of custody requirements to secure cargo from screening until it is loaded onto passenger aircraft.

Regulations Regarding Warehousing and Distribution Services

Container Freight Stations (“CFS”) Regulations

Our operations encompass warehousing and distribution services conducted within our regional warehousing and distribution centers. We own CFS, which are licensed and certified by U.S. Customs. CFS facilities are an integral part of the logistics and shipping industry, where cargo containers are consolidated, deconsolidated, and temporarily stored during the import and export process. Besides consolidation and storage, CFS provide a spectrum of supplementary services, including documentation, custom examination, export clearance procedure. CFS facilities often handle imported and exported goods, so they must comply with customs regulations specific to the country or region in which they are located. This can include procedures for customs clearance, documentation, and security measures to prevent smuggling and ensure compliance with trade laws.

Pursuant to 19 CFR Part 19, the establishment of a container station, independent of the importing carrier, is subject to application submission and approval by the port director. Additionally, a Customs Form 301 must be filed, featuring bond conditions as stipulated in § 113.63 of such chapter, with the bond amount determined by the port director. Any alterations to or relocation of a container station require permission from the relevant port director. Furthermore, an application fee will be assessed by customs, with charges based on the average time required by customs officers to perform the service.

For containerized cargo, whether it needs transportation from the point of unloading to a designated container station or is received directly at the container station from a bonded carrier following in-bond transportation, an entry of merchandise must be filed. Permission is sought for the purpose of breaking bulk and redelivery of the cargo. In addition, concerning the transfer of containers, our container station operator must file an application for the transfer of merchandise with the customs authorities or customs inspector at the location where the container is unloaded, or for merchandise transported in-bond, at the designated facility of the bonded carrier as determined by the port director. Such filings must adhere to the prescribed format as per regulations. As outlined in 39 FR 4876, when the container station operator utilizes their own vehicle to transfer merchandise to their station, the merchandise may only be transferred by a bonded cartman or bonded carrier. The station operator, cartman, or carrier must issue a receipt for the merchandise on both copies of the application.

Regulations of Transportation Security Administration (“TSA”)

Pursuant to 49 CFR part 1548, we, as an indirect air carrier, must adopt and carry out a TSA-approved security program that meets current TSA requirements and is renewed annually. TSA principal security inspectors are the primary point of contact for the application process and approval of certification. Moreover, the TSA requires us to conduct known shipper programs and as the TSA’s known shipper management system requires, we must comply with a range of specific security requirements to qualify our clients as known shippers.

Regulations Relating to Intellectual Property, Data Protection and Security

In the rapidly digitizing landscape of supply chains, data protection has emerged as a significant challenge for the logistics sector. The Privacy Act of 1974 and the General Data Protection Regulation (the “GDPR”) have been enacted to ensure data privacy, regulatory frameworks and laws in order to safeguard this valuable information. Companies like us now shoulder the added responsibility of overseeing the proper collection and utilization of the vast volumes of customer data circulating within the logistics supply chain.

The Privacy Act of 1974, with amendments up to the present day, including Statutory Notes (5 U.S.C. 552a), plays a vital role in protecting records about individuals, retrieved by personal identifiers such as names, social security numbers, or other identifying information. It dictates how federal agencies collect and use data related to individuals in their records systems. The act unequivocally bars agencies from disclosing personal information without written consent from the individual, except under specific circumstances, such as for statistical purposes by the Census Bureau. Individuals also retain the right to access their records, request corrections if inaccuracies exist, and demand protection against unwarranted invasions of their privacy. Additionally, we also recognize the importance of data privacy and security and comply with applicable regulations, including the GDPR, where applicable. Companies implement measures to safeguard customer and employee data, ensuring proper collection, storage, and usage practices. Non-compliance with these regulations carries the potential for legal consequences that could impact the company’s operations and financial performance. We are unwavering in our commitment to upholding the highest standards of regulatory compliance to ensure the long-term success and sustainability of our business operations.

Third-Party Logistics Providers, or 3PLs, like us, commonly find themselves privy to sensitive or confidential information about shippers or carriers, often protected by statutes or contractual agreements. Even in cases where no negligence is involved, 3PLs can be held accountable for disclosing such private and safeguarded information. Given their substantial involvement in a shipper’s operations while providing logistics services, contracts between shippers and 3PLs often incorporate confidentiality provisions. These provisions are essential safeguards to protect the integrity of sensitive data in the complex landscape of logistics, where trust and security are paramount.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors, and their ages and positions as of the date of this prospectus, are set forth below:

Name	Age	Position(s)
Henry Liu	33	Co-Founder, Chairman of the Board of Directors and Chief Executive Officer
Shuai Li	39	Co-Founder, Director Nominee, President and Chief Operating Officer
Long (Leo) Yi	47	Chief Financial Officer Nominee
Yiye Zhou	40	Independent Director Nominee
Zhengyi (Janice) Fang	32	Independent Director Nominee
Cynthia Vuong	36	Independent Director Nominee

Mr. Henry Liu is our co-founder and has served as our chairman of the board of directors and chief executive officer since our establishment. Mr. Liu has over six years of logistics operation experience, especially in freight forwarding, and he has extensive knowledge of the supply chain industry. Mr. Liu has served as the president of American Bear Logistics Corp., our Illinois operating subsidiary, from February 2018 to present and co-lead its operations, client relationships and business development with Mr. Shuai Li. From August 2017 to February 2018, Mr. Liu served as an operator in Hoson Logistics America Inc., an Illinois-based logistics company, where he took charge of import and export of air and ocean freight. Mr. Liu received his bachelor’s degree in bioengineering from Northwest Agriculture and Forestry University in China in June 2013 and his master’s degree in food safety and technology from Illinois Institute of Technology in December 2015. We believe that Mr. Liu’s extensive knowledge of our Company, gained through his services as our co-founder and chief executive officer, and his experience in the supply chain industry, qualify him to serve as the chairman of our board of directors.

Mr. Shuai Li is our co-founder and has served as our president and chief operating officer since our inception and will serve as a member of our board of directors upon the effectiveness of our registration statement on Form S-1 of which this prospectus is a part. As an expert in the logistics and supply chain industry, Mr. Li oversees and manages the overall operations of our company. From February 2018 to present, Mr. Li has served as the president of American Bear Logistics Corp., our Illinois operating subsidiary and co-lead its operations, client relationships and business development with Mr. Henry Liu. From February 2014 to December 2017, Mr. Li served as an executive salesman at Express Distributor Corp, an Illinois-based restaurant supply chain company. From January 2010 to December 2014, Mr. Li worked as a sales consultant at Lala Lulu Online Store, a cross-border trading company that focuses on the export of U.S.-made merchandise to China. Mr. Li received his bachelor’s degree in communications from Wuhan Institute of Physical Education in China in July 2007 and his master’s degree in business administration from Benedictine University in Illinois in December 2013. We believe that Mr. Li’s extensive knowledge of our Company, gained through his service as our co-founder, president and chief operating officer, and his experience in the supply chain industry, qualify him to serve on our board.

Mr. Long (Leo) Yi will serve as our chief financial officer upon the effectiveness of our registration statement on Form S-1 of which this prospectus is a part. Mr. Yi is a certified public accountant in the state of Illinois with 15 years of working experience in the accounting and financing field. From July 2019 to January 2023, Mr. Yi served as the chairman of audit committee in Color Star Technology Co., Ltd. (NASDAQ: ADD), an entertainment technology company focusing on the application of technology and artificial intelligence in the entertainment industry. From January 2018 to July 2021, Mr. Yi served as the chief executive officer of Urban Tea, Inc. (NASDAQ: MYT). From April 2019 to January 2020, he served as the chief financial officer of iFresh Inc (OTC: IFMK). From November 2012 to January 2018, Mr. Yi served as the chief financial officer of TD Holdings, Inc. (NASDAQ: GLG). Mr. Yi received a bachelor’s degree in accounting from Northeastern University in September 1998, a master’s degree in accounting and finance from University of Rotterdam in June 2004 and another master’s degree in accounting and finance from McGill University in August 2006.

Ms. Yiye Zhou will serve as an independent director upon the effectiveness of our registration statement on Form S-1 of which this prospectus is a part. From September 2019 to present, Ms. Zhou served as the investor relations director at Senmiao Technology Ltd., a financing and servicing company focused on the online ride-hailing industry in China in charge of investor relations. From January 2013 to May 2019, Ms. Zhou worked as a business analyst at Gravity Ball, a healthcare startup company based in Los Angeles, California, in charge of research, strategies and risk control From July 2010 to March 2012, Ms. Zhou worked as a research analyst at McKinsey in Shanghai, China. Ms. Zhou received her bachelor’s degree in business management from Regensburg University of Applied Sciences in June 2007 and her master’s degree in management and strategy from London School of Economics & Political Science in December 2008. We believe that Ms. Zhou’s deep knowledge in the business industry qualifies her to serve on our board.

Ms. Zhengyi (Janice) Fang will serve as an independent director upon the effectiveness of our registration statement on Form S-1 of which this prospectus is a part. Ms. Fang is a professional accountant certified by the American Institute of Certified Public Accountants in Washington. From December 2020 to present, Ms. Fang has served as a senior consultant at Ernst & Young in Haikou, China, in charge of, valuation, modeling, and economic consulting services. From September 2018 to November 2020, Ms. Fang worked as an audit associate and assistant manager at KPMG. Ms. Fang received her bachelor’s degree in business administration in accounting in June 2014 and her master’s degree in professional accounting in June 2017 from Seattle University. We believe that Ms. Fang’s significant experience in finance and accounting qualifies her to serve on our board.

Ms. Cynthia Vuong will serve as an independent director upon the effectiveness of our registration statement on Form S-1 of which this prospectus is a part. Ms. Vuong is a program manager professional with over 11 years of experience. From January 2021 to present, Ms. Vuong has served as a game portfolio planner in business operations at Microsoft Corporation. Before that, from October 2018 to January 2021, she served as a launch manager in business operations at Microsoft Corporation. From March 2012 to June 2018, Ms. Vuong worked as a senior consultant at multiple consulting firms, including Unify Consulting, Revel Consulting Services L.L.C. and Sogeti USA. Ms. Vuong received her bachelor’s degree in international studies from the University of Washington in June 2010. We believe that Ms. Vuong’s extensive knowledge of business operations qualifies her to serve on our board.

Board Composition and Election of Directors

Our board of directors currently consists of one member. Following this offering, the number of directors will be fixed by our board of directors, subject to the rights of the stockholders and further subject to the terms of our bylaws and articles of incorporation. Each of our current directors will continue to serve until the first annual meeting of the stockholders or until their successor(s) shall have been elected and qualified.

Director Independence

We have applied to list our common stocks on the Nasdaq. Under the rules of the Nasdaq, independent directors may comprise a majority of a listed company’s board of directors within one year following the listing date of the company’s securities. Under the rules of the Nasdaq, a director will only qualify as an “independent director” if that that company’s board of directors affirmatively determines that such person does not have a relationship with the company that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Our board of directors has undertaken a review of the independence of each director and, based on the information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that Yiye Zhou, Zhengyi (Janice) Fang and Cynthia Vuong qualify as independent directors in accordance with the Nasdaq rules. Our board of directors has made a subjective determination as to each independent director that no relationships exist that, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s relationships as they may relate to us and our management, including the beneficial ownership of our capital stock by each director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Role of the Board of Directors in Risk Oversight

Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations, or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. While our board of directors has a fiduciary duty to monitor and assess strategic risk exposure, our audit committee is responsible for overseeing our major financial risk exposures and the steps our management has taken to monitor and control these exposures, overseeing cybersecurity risks and assisting the board of directors in its oversight over enterprise risk management. The audit committee also approves or disapproves any related person transactions. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines and manages risks associated with the independence of the board of directors. Our compensation and leadership development committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Committees of the Board of Directors

Prior to the completion of this offering, we intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors. We intend to adopt a charter for each of the three committees prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee will consist of Ms. Yiye Zhou, Ms. Zhengyi (Janice) Fang and Ms. Cynthia Vuong, and will be chaired by Ms. Fang. Ms. Zhou, Ms. Fang and Ms. Vuong each satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Ms. Fang qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•        selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•        reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•        reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•        discussing the annual audited financial statements with management and the independent registered public accounting firm;

•        reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•        annually reviewing and reassessing the adequacy of our audit committee charter;

•        meeting separately and periodically with management and the independent registered public accounting firm; and

•        reporting regularly to the board of directors.

Compensation Committee.    Our compensation committee will consist of Ms. Zhou, Ms. Fang and Ms. Vuong, and will be chaired by Ms. Vuong. Ms. Zhou, Ms. Fang and Ms. Vuong each satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The compensation committee will assist the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our executive officers may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee will be responsible for, among other things:

•        reviewing the total compensation package for our executive officers and making recommendations to the board of directors with respect to it;

•        approving and overseeing the total compensation package for our executives other than the three most senior executives;

•        reviewing the compensation of our directors and making recommendations to the board of directors with respect to it; and

•        periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee will consist of Ms. Zhou, Ms. Fang and Ms. Vuong, and will be chaired by Ms. Zhou. Ms. Zhou, Ms. Fang and Ms. Vuong each satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•        recommending nominees to the board of directors for election or re-election to the board of directors, or for appointment to fill any vacancy on the board of directors;

•        reviewing annually with the board of directors the current composition of the board of directors with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•        selecting and recommending to the board of directors the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation committee interlocks and insider participation

None of the members of our compensation committee is or has been our current or former officer or employee. None of our executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, including any entity whose executive officers served as a director or member of our compensation committee.

Code of Ethics and Code of Conduct

We intend to adopt a Code of Business Conduct and Ethics, or the Code of Conduct, applicable to all of our employees, executive officers and directors. Following the effectiveness of the registration statement of which this prospectus is a part, the Code of Conduct will be available on our website at www.americanbearlogistics.com. We intend to post on our website all disclosures that are required by law or the listing standards of The Nasdaq Capital Market concerning any amendments to, or waivers from, any provision of the Code of Conduct. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

EXECUTIVE COMPENSATION

Executive Compensation

For the fiscal years ended June 30, 2022 and 2023, we had two executive officers. Our named executive officers (“NEOs”) for the fiscal years ended June 30, 2022 and 2023, consisting of our principal executive officer and next most highly compensated officer serving at the end of such years, were:

•        Henry Liu, our chief executive officer; and

•        Shuai Li, our president and chief operating officer.

Summary Compensation Table

The following table sets forth information with respect to compensation earned by our NEOs for the fiscal years ended June 30, 2022 and 2023.

Name and Principal Position	For the Fiscal Year Ended June 30,	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation ($)	All Other ($)	Total ($)
Henry Liu	2023	72,800	—	—	—	—	—	—	72,800
Chief Executive Officer	2022	63,000	—	—	—	—	—	—	63,000
Shuai Li	2023	83,548	—	—	—	—	—	—	83,548
President and Chief Operating Officer	2022	68,607	—	—	—	—	—	—	68,607

Employment Agreements

We have entered into employment agreements with each of our NEOs (collectively, the “Employment Agreements”). The Employment Agreements establish an initial base salary for each of our NEOs and provide that each of our NEOs is eligible to participate in our standard employee benefit plan. The employment of each of our NEOs can be terminated by us at any time with or without cause. Each of the NEOs may (i) resign if such resignation is approved by our board of directors or an alternative arrangement with respect to his services is agreed to by the board of directors, and (ii) terminate his employment at any time with a one-month prior written notice to the Company, if (a) there is a material reduction in his authority, duties and responsibilities, or (b) there is a material reduction in his annual salary.

None of our NEOs is entitled to any cash severance payment upon a termination of their employment for “cause” (as defined in such employment agreement), or for death and disability.

If any of the NEOs’ employment is terminated by us without cause, he will be entitled to severance payments and benefits of: (i) a lump sum cash payment equal to six months of his base salary as of the date of such termination; (ii) a lump sum cash payment equal to a pro-rated amount of his target annual bonus for the year immediately preceding the termination, if any; (iii) payment of premiums for continued health benefits under the Company’s health plans for 12 months following the termination, if any; and (iv) immediate vesting of 100% of the then-unvested portion of any outstanding equity awards held, if any.

If any of the NEOs’ employment is terminated by himself due to the above-mentioned reasons, he will receive remuneration equivalent to three months of his base salary that he is entitled to immediately prior to such termination.

In addition, in the event that any of the NEOs is terminated following a change in control of the Company, he shall be entitled to the severance payments and benefits of: (i) a lump sum cash payment equal to three months of his base salary at a rate equal to the greater of his annual salary in effect immediately prior to the termination, or his then current annual salary as of the date of such termination; (ii) a lump sum cash payment equal to a pro-rated amount of his target annual bonus for the year immediately preceding the termination; (iii) payment of premiums for continued health benefits under the Company’s health plans for three months following the termination; and (iv) immediate vesting of 100% of the then-unvested portion of any outstanding equity awards held, if any.

Equity-Based Compensation

As of the date of this prospectus, we had not adopted any equity incentive plan, nor had we awarded any equity-based compensation to any employees, including our NEOs.

Other Compensation and Benefits

We maintain a 401(k) plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation up to certain limits in the U.S. Internal Revenue Code of 1986, as amended (the “Code”), which are updated annually. We have the ability to make matching and discretionary contributions to the 401(k) plan. Currently, we do not make matching contributions or discretionary contributions to the 401(k) plan. The 401(k) plan is intended to be qualified under Section 401(a) of the Code, with the related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan are deductible by us when made, and contributions and earnings on those amounts are not generally taxable to the employees until withdrawn or distributed from the 401(k) plan.

Our NEOs did not participate in, or earn any benefits under, a non-qualified deferred compensation plan sponsored by us during the fiscal years ended June 30, 2022 and 2023. Our board of directors may elect to provide our officers and other employees with non-qualified defined contribution or other non-qualified deferred compensation benefits in the future if it determines that doing so is in our best interests.

Our NEOs did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by us during the fiscal years ended June 30, 2022 and 2023.

Director Compensation

For the fiscal years ended June 30, 2022 and 2023, none of the members of our board of directors received compensation for his service as a director.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act. As an emerging growth company, we will be exempt from certain requirements related to executive compensation, including the requirements to hold non-binding advisory votes on executive compensation and to provide information relating to the ratio of annual total compensation of our chief executive officer to the median of the annual total compensation of all of our employees, each as required under Sections 14 and 14A of the Exchange Act.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions we have entered into since July 1, 2021, and any currently proposed transactions, to which we were or are expected to be a participant where (i) the amount involved exceeded or will exceed the lesser of $120,000 or 1% of our total assets at year-end for the last two completed fiscal years, and (ii) any of our executive officers, directors, or holders of more than 5% of any class of our voting securities, or any affiliate or member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation and other arrangements we describe under “Executive and Director Compensation.”

The relationship of related parties is summarized as follows:

Name of Related Party	Relationship to the Company
Mr. Henry Liu	Chairman of the Board, Chief Executive Officer, and an ultimate stockholder of the Company
Mr. Shuai Li	President, Chief Operating Officer, and an ultimate stockholder of the Company
Weship Transport Inc. (“Weship”)	A logistics and supply chain service company controlled by Mr. Henry Liu
LLL Intermodal Inc. (“Intermodal”)	A logistics and supply chain service company controlled by Mr. Henry Liu

Transactions with Weship and Intermodal

The following table sets forth the transactions we had with Weship and Intermodal during the fiscal years ended June 30, 2022 and 2023.

	For the fiscal year ended June 30, 2023	For the fiscal year ended June 30, 2022
Sales from Weship(i)	$109,314	$44,551
Cost of sales charged by Weship(ii)	1,598,143	1,051,479
Rental income from Weship(iii)	481,252	114,256
Cost of sales charged by Intermodal(iv)	$325,237	$150,716

____________

(i)      Weship is a customer of our integrated cross-border integrated supply chain solutions, and we charge and Weship at a regular market rate for the services provided.

(ii)     Weship provides certain U.S. domestic ground transportation services and is one of our U.S. domestic ground transportation service partners.

(iii)    We subleased certain space in our regional warehousing and distribution centers to Weship from February 1, 2022 to June 30, 2023.

(iv)    Intermodal provides certain U.S. domestic ground transportation services and is one of our U.S. domestic ground transportation service partners.

Transactions with Mr. Henry Liu and Mr. Shuai Li

As of June 30, 2022, amount due from Mr. Henry Liu and Mr. Shuai Li was $59,451 and $14,713, respectively, in relation to certain advances paid to them in the ordinary course of our business for business purposes. As of June 30, 2023, amount due to Mr. Henry Liu was $90,000, in relation to certain prepayments paid by Mr. Henry Liu on behalf of us with respect to attorney’s fees incurred during the fiscal year ended June 30, 2023. As of June 30, 2023, amount due to Mr. Shuai Li was nil.

Dividends

During the year ended June 30, 2023, our subsidiary in Illinois, American Bear Logistics Corp., declared non-taxable dividends of a total of $200,000 to its two stockholders, namely Mr. Henry Liu and Mr. Shuai Li, from its accumulated retained earnings, of which $98,850 were payable to Mr. Henry Liu and Mr. Shuai Li as of June 30, 2023.

Employment Arrangements

We have entered into employment agreements with certain of our executive officers. For more information regarding these agreements with our executive officers, see “Executive and Director Compensation — Employment Agreements.”

Indemnification Agreements

In connection with this offering, we will enter into agreements to indemnify our directors and executive officers. These agreements will, among other things, require us to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of our company or that person’s status as a director or officer, as applicable, to the maximum extent allowed under Nevada law.

Related Party Transaction Policy

Our board of directors intends to adopt a written related party transaction policy, which will become effective upon the completion of this offering, setting forth the policies and procedures for the review and approval or ratification of related party transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships, in which we were or are to be a participant, where the amount involved in any fiscal year exceeds the lesser of $120,000 or 1% of our total assets at year-end for the last two completed fiscal years, and a related party had, has, or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related party or entities in which the related party has a material interest, indebtedness, guarantees of indebtedness, and employment by us of a related party. In reviewing and approving any such transactions, our audit committee has primary responsibility to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related party’s interest in the transaction.

All of the transactions described in this section occurred prior to the adoption of this policy. Although we have not had a written policy for the review and approval of the transactions with related parties described in this section, our board of directors has historically reviewed and approved any transaction where a director or officer had a financial interest, including the transactions described above. Prior to approving such a transaction, the material facts as to relationship or interest of the relevant director or officer in the agreement or transaction was disclosed to our board of directors. Our board of directors took this information into account when evaluating the transaction and in determining whether such transaction was fair to us and in the best interest of all our stockholders.

PRINCIPAL STOCKHOLDERS

The following table presents information relating to the beneficial ownership of our common stock as of June 30, 2023 by:

•        each person, or group of affiliated persons, known by us to own beneficially more than 5% of our outstanding common stock;

•        each of our named executive officers and directors immediately following the offering; and

•        our executive officers and directors immediately following the offering as a group.

The number of shares of common stock beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares of common stock over which the individual has sole or shared voting power or investment power as well as any shares of common stock that the individual has the right to acquire within 60 days of June 30, 2023, through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by that person.

The percentage of outstanding common stock is computed on the basis of 50,000 shares of common stock outstanding as of             , which include (i) 50,000 shares of common stock outstanding, pro forma as of June 30, 2023; and (ii)            shares of common stock issued in connection with this offering, assuming the underwriters do not exercise their option to purchase additional shares of common stock. Shares of common stock that a person has the right to acquire within 60 days of June 30, 2023, are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all named executive officers and directors as a group. The percentage ownership information after this offering, as shown in the table below, is based upon shares outstanding, assuming the sale of shares of our common stock by us in the offering and no exercise of the underwriters’ option to purchase additional shares of common stock.

	Shares of Common Stock Beneficially Owned Prior to this Offering		Shares of Common Stock Beneficially Owned After this Offering
Name and Address of Beneficial Owner	Number of Shares	%	Number of Shares	%
Named executive officers, directors and director nominees:
Henry Liu(1)	22,505	45.0%	22,505
Shuai Li(2)	25,000	50.0%	25,000
Long (Leo) Yi	—	—	—	—
Yiye Zhou	—	—	—	—
Zhengyi (Janice) Fang	—	—	—	—
Cynthia Vuong	—	—	—	—
All Named Executive Officers, Directors and Director Nominees as a Group (six persons)	47,505	95%	47,505
5% Stockholders:
H&L LOGISTICS INTERNATIONAL LLC(1)	22,505	45.0%	22,505
JIUSHEN TRANSPORT LLC(2)	25,000	50.0%	25,000

____________

Notes:

*        Except as otherwise indicated below, the business address of our directors, director nominees and executive officers is 1475 Thorndale Avenue, Suite A, Itasca, Illinois 60143.

**      Beneficial ownership information disclosed herein represents direct and indirect holdings of entities owned, controlled or otherwise affiliated with the applicable holder as determined in accordance with the rules and regulations of the SEC.

(1)      Represents 22,505 shares of common stock held of record by H&L LOGISTICS INTERNATIONAL LLC, a company wholly owned by Mr. Henry Liu organized under the laws of the State of Illinois. The registered address of H&L LOGISTICS INTERNATIONAL LLC is 270 Hearthstone Drive, Bartlett, Illinois 60103.

(2)      Represents 25,000 shares of common stock held of record by JIUSHEN TRANSPORT LLC, a company wholly owned by Mr. Shuai Li organized under the laws of the State of Illinois. The registered address of JIUSHEN TRANSPORT LLC is 1360 West Walton Street, Chicago, Illinois 60642.

DESCRIPTION OF CAPITAL STOCK

The following descriptions of our capital stock and certain provisions of our articles of incorporation and bylaws, which are currently in effect and will continue to be in effect following the consummation of this offering, are summaries and are qualified by reference to our articles of incorporation and our bylaws which are included as exhibits to the registration statement of which this prospectus forms a part and the applicable provisions of the Nevada law.

We are authorized to issue up to 200,000,000 shares of common stock, par value $0.0001 per share. As of the date of this prospectus, we have 50,000 shares of common stock outstanding held of record by two stockholders.

Based on the number of shares of common stock outstanding as of the date of this prospectus, and assuming the issuance by us of            shares of common stock in this offering, there will be approximately             shares of common stock outstanding upon the closing of this offering.

Common Stock

Each share of our common stock is entitled to one vote on all matters submitted to a vote of the stockholders, including the election of directors. Except as otherwise required by law, the holders of common stock will possess all voting power. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all shares of common stock that are present in person or represented by proxy. Holders of common stock representing a majority of our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. Our articles of incorporation do not provide for cumulative voting in the election of directors. Holders of common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

Voting

Holders of shares of our common stock do not have cumulative voting rights; meaning that the holders of 50.1% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, and, in such event, the holders of the remaining shares will not be able to elect any of our directors.

Dividends

As of the date of this prospectus, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of our board of directors and will depend upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

Liquidation Rights

In the event of our liquidation, dissolution or winding-up, the holders of our common stock shall be entitled to share equally, on a per share basis, in all assets remaining after the payment of any liabilities.

Exchange Listing

We have applied to list our common stock on the Nasdaq Capital Market under the trading symbol “LSH.” This offering will occur only if our listing application is approved.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is            , with an address at            , telephone number is            .

Our Bylaws and Articles of Incorporation

The following summary of certain provisions of our bylaws and articles of incorporation, is qualified by reference to our bylaws and articles of incorporation that are filed as exhibits to the registration statement of which this prospectus forms a part and the applicable provisions of the Nevada law.

Our Board of Directors

Under our articles of incorporation, the number of directors may be increased or decreased to any number of full-age members by a majority vote of the stockholders as provided in our bylaws, but such number of members shall not be increased above the maximum of ten (10) full-age members nor decreased below a minimum of one (1) full-age member. We currently have one member on our board of directors.

Special Meetings of Stockholders.

Pursuant to the bylaws, special meetings of the stockholders shall be held at the registered office of the Company or at such other place as shall be specified or fixed in a notice thereof. Such meetings of the stockholders may be called at any time by the chief executive officer, president or secretary, or by a director, and shall be called by the president on the written request of the holders of record of at least 10% of the number of shares of the Company then outstanding and entitled to vote, which written request shall state the object of such meeting.

Action by Written Consent of the Stockholders in Lieu of a Meeting

Pursuant to the bylaws, any action required to be taken at a meeting of the stockholders or any other action which may be taken at a meeting of the stockholders may be taken without a meeting if a consent in writing setting forth the action so taken shall be signed by all of the stockholders entitled to vote with respect to the subject matter thereof.

Amendment of Our Bylaws

Pursuant to the bylaws, the bylaws may be altered, amended or repealed and new bylaws may be adopted at any regular or special meeting of the stockholders by a vote of the stockholders owning a majority of the shares and entitled to vote thereat. These bylaws may also be altered, amended or repealed and new bylaws may be adopted at any regular or special meeting of the board of directors of the Company (if notice of such alteration or repeal be contained in the notice of such special meeting) by a majority vote of the directors present at the meeting at which a quorum is present, but any such amendment shall not be inconsistent with or contrary to the provision of any amendment adopted by the stockholders.

Limitations on Liability and Indemnification of Officers and Directors

Pursuant to our articles of incorporation, every person who was or is a party to, or is threatened to be made a party to, or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, is or was a director or officer of the Company, or is or was serving at the request of the Company as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys’ fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the Company as they are incurred and in advance of the final disposition of the action, suit or proceeding, or upon receipt of an undertaking or surety by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that such person is not entitled to be indemnified by the Company. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or thereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under the articles.

Without limiting the application of the foregoing, the board of directors may adopt bylaws from time to time with respect to indemnification, to provide at all times the fullest indemnification permitted by the laws of the State of Nevada, and may cause the Company to purchase and maintain insurance on behalf of any person who is or was a director or officer of the Company, or is or was serving at the request of the Company as director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprises against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the corporation would have the power to indemnify such person.

Pursuant to the bylaws, the Company shall indemnify to the fullest extent permitted by the Nevada Business Corporation Act any person who has been made, or is threatened to be made, a party to an action, suit, or proceeding, whether civil, criminal, administrative, investigative or otherwise (including an action, suit, or proceeding by or in the right of the Company), by reason of the fact that the person is or was a director or officer of the corporation, or a fiduciary within the meaning of the Employee Retirement Income Security Act of 1974 with respect to an employee benefit plan of the Corporation, or serves or served at the request of the Corporation as a director or as an officer, or as a fiduciary of an employee benefit plan, of another corporation, partnership. joint venture, trust, or other enterprise.

These provisions may not be held to be enforceable for violations of the federal securities laws of the United States.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Based on the number of shares of our common stock outstanding as of June 30, 2023, upon completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares, we will have an aggregate of            approximately shares of common stock outstanding. Of these shares,            shares, or            shares if the underwriters exercise their option to purchase additional shares in full, sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining            shares of common stock outstanding will be “restricted shares” as defined in Rule 144 and substantially all of these restricted shares will be subject to the 180-day lock-up period under the lock-up agreements as described below. Restricted shares and the shares of common stock into which such securities are convertible may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act, which rules are summarized below. As a result of the contractual lock-up period ending 180 days after the date of this prospectus and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Date Available for Sale	Shares Eligible for Sale*	Comment
Date of prospectus		Shares sold in the offering and shares that maybe sold under Rule 144 that are not subject to a lock-up
90 days after date of prospectus		Shares that are not subject to a lock-up and can be sold under Rule 144
180 days** after date of prospectus		Lock-up released; shares that can be sold under Rule 144

____________

*        Assumes that no options will be exercised on a “cashless” basis.

**      180 days corresponds to the lock-up period described below in “— Lock-Up Agreements.” This lock-up period may be extended or shortened under certain circumstances as described in “Underwriting.” However, the Underwriters may, in their sole discretion, release all or any portion of the shares from the restrictions in any of these agreements.

We may issue shares of common stock from time to time as consideration for future acquisitions, investments, or other corporate purposes. In the event that any such acquisition, investment, or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. We may also grant registration rights covering those shares of common stock issued in connection with any such acquisition and investment.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale; and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•        1% of the number of shares of our common stock then outstanding, which will equal approximately            shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares; or

•        the average weekly trading volume of shares of our common stock on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information, and notice provisions of Rule 144 to the extent applicable.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants, or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 before the effective date of the registration statement of which this prospectus is a part, to the extent such common stock is not subject to a lock-up agreement, and who are not our “affiliates” as defined in Rule 144 during the immediately preceding 90 days, is entitled to rely on Rule 701 to resell such shares beginning 90 days after the date of this prospectus in reliance on Rule 144, but without complying with the notice, manner of sale, public information requirements, or volume limitation provisions of Rule 144. Persons who are our “affiliates” may resell those shares beginning 90 days after the date of this prospectus without compliance with minimum holding period requirements under Rule 144, subject to the terms of the lock-up agreement referred to below, if applicable.

The SEC has indicated that Rule 701 will apply to typical options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Lock-Up Agreements

In connection with this offering, we and each of our directors and executive officers and substantially all of our other security holders have agreed that, without the prior written consent of the Underwriters, we and they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus:

•        offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, shares of our common stock or any securities convertible into or exchangeable for shares of our common stock whether now owned or hereafter acquired or with respect to which such holder has or acquires the power of disposition, of the lock-up securities;

•        enter into any swap or other agreement or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of the lock-up Securities, whether any such swap or transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise; or

•        publicly disclose the intention to do any of the foregoing.

Each of our directors and executive officers and the holders of substantially all of our outstanding stock and stock options, have also agreed during such 180-day period not to make any demand for, or exercise any right with respect to, or confidentially submit or cause to be filed or confidentially submitted any registration statement under the Securities Act with respect to, the registration of shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, or warrants or other rights to purchase shares of our common stock or any such securities.

Upon the expiration of the 180-day lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above. For a further description of these lock-up agreements, see “Underwriting.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO
NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a general discussion of the material U.S. federal income tax consequences applicable to non-U.S. holders (as defined below) with respect to the acquisition, ownership, and disposition of our common stock, but does not purport to be a complete analysis of all the potential U.S. federal income tax considerations relating thereto. In addition, this discussion does not describe any state, local, or non-U.S. income, estate, gift, or other tax consequences of acquiring, holding, and disposing of our common stock. This discussion is based upon the applicable provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Tax Code, applicable U.S. Treasury regulations promulgated thereunder, or the Treasury Regulations, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, all as of the date hereof. These authorities may change or be subject to differing interpretations, possibly on a retroactive basis. Any such changes could alter the tax consequences to non-U.S. holders described below. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences to a non-U.S. holder of the purchase, ownership, and disposition of our common stock.

This discussion is limited to non-U.S. holders who purchase our common stock offered by this prospectus and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Tax Code (generally, property held for investment). This discussion does not address all of the potential U.S. federal income tax consequences applicable to a non-U.S. holder’s particular circumstances, including the impact of the 3.8% Medicare contribution tax on net investment income or the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences applicable to non-U.S. holders that are subject to special rules, including:

•        U.S. expatriates, former citizens, or former long-term residents of the United States;

•        banks, insurance companies, or other financial institutions;

•        real estate investment trusts or regulated investment companies;

•        “controlled foreign corporations,” “passive foreign investment companies,” or corporations that accumulate earnings to avoid U.S. federal income tax;

•        brokers, dealers, or traders in securities, commodities, or currencies;

•        persons who have elected to use a mark-to-market method of accounting for their securities holdings;

•        partnerships or other entities or arrangements treated as partnerships, pass-throughs, or disregarded entities for U.S. federal income tax purposes (or investors in such entities), S corporations or other pass-through entities (including hybrids);

•        tax-exempt organizations, governmental organizations, or tax-qualified retirement plans;

•        persons deemed to sell our common stock under the constructive sale provisions of the Tax Code;

•        persons who acquired our common stock pursuant to the exercise of any employee stock option or otherwise as compensation or through a qualified retirement plan;

•        persons who acquired our common stock pursuant to the exercise of warrants or conversion rights under convertible instruments;

•        “qualified foreign pension funds” as defined in Section 897(l)(2) of the Tax Code and entities all of the interests of which are held by qualified foreign pension funds; and

•        persons that own, or have owned, actually or constructively, more than 5% of our common stock.

In addition, if a partnership, including any entity or arrangement classified as a partnership for U.S. federal income tax purposes, holds our common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors regarding the U.S. federal income tax consequences to them of the acquisition, ownership, and disposition of our common stock.

THE FOLLOWING DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING, AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, OR NON-U.S. TAX LAWS, OR UNDER ANY U.S. FEDERAL NON-INCOME TAX LAWS, OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of Non-U.S. Holder

As used in this discussion, the term “non-U.S. holder” means any beneficial owner of our common stock that is, for U.S. federal income tax purposes, neither a “U.S. person” nor a partnership (nor any other entity that is treated as a partnership for U.S. federal income tax purposes). A “U.S. person” is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•        an individual citizen or resident of the United States;

•        a corporation or other entity taxable as a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Tax Code) or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

Distributions of Our Common Stock

As described in the section of this prospectus entitled “Dividend Policy,” we have not paid and we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we make distributions of cash or property on our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of capital that reduces a non-U.S. holder’s adjusted basis in such holder’s common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under the section titled “— Sale, Exchange, or Other Disposition of Our Common Stock,” below.

Subject to the discussions below regarding effectively connected income, backup withholding, and FATCA (as hereinafter defined), dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30%, or such lower rate specified by an applicable income tax treaty, if any. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish us or the applicable withholding agent with a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) certifying such holder’s qualification for the reduced withholding rate. This certification must be provided to us or the applicable withholding agent before the payment of dividends and must be updated periodically. If a non-U.S. holder holds the stock through a financial institution or other intermediary, the non-U.S. holder will be required to provide appropriate documentation to the intermediary, which will then be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. A non-U.S. holder that does not timely furnish the required documentation, but qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty and the specific manner of claiming the benefits of such treaty.

If a non-U.S. holder holds our common stock in connection with the non-U.S. holder’s conduct of a trade or business within the United States, and dividends paid on our common stock are effectively connected with such non-U.S. holder’s U.S. trade or business (and, if required by an applicable treaty, the non-U.S. holder maintains a permanent establishment within the United States to which such dividends are attributable), such non-U.S. holder generally will be exempt from the U.S. federal withholding tax described above, and instead will be subject to

U.S. federal income tax at ordinary U.S. federal income tax rates (which tax is imposed on a net income basis). To claim the exemption from withholding, the non-U.S. holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or applicable successor form), certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. In the case of a non-U.S. holder that is a foreign corporation, such non-U.S. holder may also be subject to a 30% “branch profits tax” on such effectively connected dividend income unless such corporate non-U.S. holder qualifies for a lower rate under an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Sale, Exchange, or Other Disposition of Our Common Stock

Subject to the discussions below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale, exchange, or other disposition, which we collectively refer to as a disposition, of our common stock, unless:

•        the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States, and if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder within the United States;

•        the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•        our common stock constitutes a U.S. real property interest, or USRPI, as defined in the Tax Code, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such non-U.S. holder’s holding period for the relevant shares of our common stock. Generally, a corporation is a USRPHC only if the fair market value of its USRPIs equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business.

If the gain is described in the first bullet point above, the non-U.S. holder generally will be subject to U.S. federal income tax on a net income basis at regular rates with respect to such gain in the same manner as if such non-U.S. holder were a U.S. person. In addition, if the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a 30% branch profits tax (or such lower rate specified by an applicable treaty) on such effectively connected gain, as adjusted for certain items.

A non-U.S. holder described in the second bullet point above generally will be subject to U.S. federal income tax with respect to such gain at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), which may be offset by certain U.S. source capital losses of the non-U.S. holder during the taxable year of disposition (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and we do not anticipate that we will become, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our other business assets and our non-U.S. real property interests, there can be no assurance that we will not become a USRPHC in the future. Even if we were to become a USRPHC, a non-U.S. holder would not be subject to U.S. federal income tax on a disposition of our common stock by reason of our status as a USRPHC so long as (i) shares of our common stock are “regularly traded” on an “established securities market” (as defined by applicable Treasury Regulations) during the calendar year in which such disposition occurs and (ii) such non-U.S. holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of our outstanding common stock at any time during the shorter of the five-year period ending on the date of the disposition of our common stock by the non-U.S. holder or the non-U.S. holder’s holding period for our common stock.

Non-U.S. holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

Backup withholding, currently at a rate of 24%, generally will not apply to dividends paid to a non-U.S. holder on, or to the gross proceeds paid to a non-U.S. holder from a disposition of, our common stock, provided that the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8ECI, or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

We are required to report annually to the IRS the amount of any dividends paid to a non-U.S. holder, regardless of whether we actually withheld any tax. Copies of the information returns reporting such dividends and the amount withheld may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an income tax treaty or other agreement between the United States and the tax authorities in such country. In addition, proceeds from the disposition by a non-U.S. holder of our common stock that is transacted within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Backup withholding is not an additional tax. The U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Tax Code (such sections are commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends paid to a non-U.S. holder on, or subject to the proposed Treasury Regulations discussed below, gross proceeds from the disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Tax Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Tax Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Tax Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would also have applied to payments of gross proceeds from the disposition of stock on or after January 1, 2019, proposed Treasury Regulations released on December 13, 2018 provide for the elimination of FATCA withholding on payments of gross proceeds entirely. In its preamble to the Proposed Regulations, the U.S. Treasury Department stated that taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to an investment in our common stock.

UNDERWRITING

In connection with this offering, we will enter into an underwriting agreement with Benchmark and Axiom, as representatives for the underwriters in this offering. Each underwriter named below has severally agreed to purchase from us, on a firm commitment basis, the number of shares of our common stock set forth opposite its name below, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus.

Underwriter	Number of Shares
The Benchmark Company, LLC
Axiom Capital Management, Inc.
Total

The underwriters are committed to purchase all of the common shares offered by us other than those covered by the option to purchase additional securities described below, if they purchase any such securities. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

The Company has agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the common shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Discount

We have agreed to sell the shares of common stock to the underwriters, (i) with respect to sales of shares to investors introduced by the underwriters in this offering, at the initial offering price of U$            per share, which represents the initial public offering price of the shares set forth on the cover page of this prospectus less a            % underwriting discount; and (ii) with respect to sales of shares to investors introduced by us in this offering, at the initial offering price of $            per share, which represents the initial public offering price of the shares set forth on the cover page of this prospectus less a            % underwriting discount.

The following table shows the public offering price, total underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Total Without Over-Allotment Option	Total With Over-Allotment Option
Offering price	$	$	$
Underwriting discount (7%)	$	$	$
Proceeds, before expense, to us	$	$	$

The underwriters propose to offer the common shares offered by us to the public at the public offering price per common share set forth on the cover of this prospectus. In addition, the underwriters may offer some of the common shares to other securities dealers at such price less a concession of $             per share. If all of the common shares offered by us are not sold at the public offering price per share, the underwriters may change the offering price per share and other selling terms by means of a supplement to this prospectus.

The Company will pay the out-of-pocket accountable expenses of the underwriters in connection with this offering. The underwriting agreement, however, provides that in the event the offering is terminated, any advance expense deposits paid to the underwriters will be returned to the extent that offering expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

The Company has agreed to pay the underwriters’ non-accountable expenses allowance equal to 1.0% of the aggregate gross proceeds of this offering. The Company has also agreed to pay for a certain amount of the underwriter’s accountable expenses including actual accountable road show expenses for the offering; prospectus tracking and compliance software for the offering; the reasonable and documented fees and disbursements of the underwriter’s counsel; and the costs associated with receiving commemorative mementos and lucite tombstones; provided that these actual accountable expenses of the underwriter shall not exceed $175,000 in the aggregate, including the fees and disbursements of the underwriter’s counsel. In addition to the foregoing, the Company shall be responsible for the costs and expenses of background checks on its senior management and directors in an amount not to exceed $7,500.

The Company estimates that the total expenses of the offering payable by us, excluding underwriting discounts, commissions and expenses, will be approximately $            .

Option

We have granted the underwriters an option, which is exercisable for up to 30 days after the closing date of the offering, that permits the underwriters to purchase up to an additional                shares of common stock on the same terms as the other shares being purchased by the underwriters from us. If the underwriters exercise this option in whole or in part, then the underwriters will be committed, subject to the conditions described in the underwriting agreement, to purchase the additional offered securities in proportion to each of their commitments set forth in the prior table.

Discretionary Accounts

The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Lock-Up Agreements

In connection with this offering, our directors and officers and holders of more than 5% of our outstanding common stock as of the effective date of this registration statement will enter into customary “lock-up” agreements in favor of the underwriters for a period of six (6) months from the date of this offering. We have agreed with the underwriters that, for a period of six (6) months from the closing of this offering, we will not (a) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any capital stock or any securities convertible into or exercisable or exchangeable for capital stock; or (b) file or caused to be filed any registration statement with the SEC relating to the offering of any capital stock or any securities convertible into or exercisable or exchangeable for capital stock.

Right of First Refusal

We have granted Benchmark and Axiom, as representatives of the underwriters, a right of first refusal, for a period of 12 months from the closing of this offering, to act as lead or joint book-runners, lead or joint placement agents, and/or investment banker/advisor for each and every future public and private equity or debt offering, including all equity linked financings, and for each proposed or completed merger or acquisition transaction whereby the Company would be merged into or acquired by another company or entity during such 12 month period, of the Company, or any successor to or subsidiary of the Company.

Determination of Offering Price

The public offering price of the securities we are offering was negotiated between us and the underwriters. Factors considered in determining the public offering price of the common shares include the history and prospects of the Company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant. An active trading market for our common stock may not develop. It is also possible that after the offering, our common stock will not trade in the public market at or above the public offering price.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

•        Stabilizing transactions permit bids to purchase securities so long as the stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of the securities while the offering is in progress.

•        Syndicate covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared with the price at which they may purchase securities through exercise of the option. If the underwriters sell more securities than could be covered by exercise of the option and, therefore, have a naked short position, the position can be closed out only by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the securities in the open market that could adversely affect investors who purchase in the offering.

•        Penalty bids permits the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of its securities. As a result, the price of our securities in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our securities. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in the Company’s common stock. Passive market making consists of displaying bids limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

Other Relationships

The underwriters and their respective affiliates may, in the future provide various investment banking, commercial banking and other financial services for the Company and its affiliates for which they have received, and may in the future receive, customary fees. However, except as disclosed in this prospectus, the Company has no present arrangements with the underwriters for any further services.

Indemnification

We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

Electronic Distribution

A prospectus in electronic format may be made available on the internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Other Relationships

The underwriters and their affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Some of the underwriters and their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They may in the future receive customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

LEGAL MATTERS

We are being represented by DLA Piper UK LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are represented by Sheppard, Mullin, Richter & Hampton LLP with respect to certain legal matters as to United States federal securities and New York State Law. Certain legal matters as to Nevada State law will be passed upon for us by Flangas Law Group, and certain legal matters as to Illinois State law will be passed upon for us by Huang & Hu, P.C. DLA Piper UK LLP may rely upon Flangas Law Group with respect to matters governed by Nevada State law and Huang & Hu, P.C. with respect to matters governed by Illinois State law.

EXPERTS

The financial statements of Lakeside Holding Limited as of June 30, 2022 and 2023 and for each of the years in the two-year period ended June 30, 2023 included in this Registration Statement have been audited by ZH CPA, LLC, an independent registered public accounting firm, as stated in its report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the Company and the Company’s common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. The SEC maintains a website at www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto. The information on the SEC’s website is not part of this prospectus, and any references to this website or any other website are inactive textual references only.

As a result of the offering, we will become subject to the information and reporting requirements of the Exchange Act and we will be required to file periodic reports and other information with the SEC. These periodic reports and other information will be available on the SEC’s website referred to above. We also maintain a website at www.americanbearlogistics.com, at which, following this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part. We have included our website address as an inactive textual reference only.

LAKESIDE HOLDING LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Lakeside Holding Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying balance sheets of Lakeside Holding Limited and its subsidiaries (the “Company”) as of June 30, 2023 and 2022, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended June 30, 2023, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ZH CPA, LLC

We have served as the Company’s auditor since 2023.

Denver, Colorado

October 30, 2023

LAKESIDE HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS

	As of June 30, 2023	As of June 30, 2022
ASSETS
CURRENT ASSETS
Cash	$174,018	$373,531
Accounts receivable – third parties, net	1,373,676	773,782
Accounts receivable – related party, net	44,627	15,740
Prepayment and other receivable	52,623	71,295
Contract assets	44,740	99,181
Due from related parties	746,130	166,634
Due from shareholders	—	74,164
Total current assets	2,435,814	1,574,327

NON-CURRENT ASSETS
Property and equipment at cost, net of accumulated depreciation	489,520	503,742
Right of use operating lease assets	2,271,070	2,883,693
Right of use financing lease assets	48,206	47,879
Deferred tax asset	—	7,487
Deferred offering costs	90,000	—
Prepayment, deposit and other receivable	137,336	137,336
Total non-current assets	3,036,132	3,580,137
TOTAL ASSETS	$5,471,946	$5,154,464

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payables – third parties	$462,214	$407,804
Accounts payables – related party	365,413	467,309
Accrued liabilities and other payables	325,701	268,000
Current portion of obligations under operating leases	769,782	720,188
Current portion of obligations under financing leases	42,889	20,395
Loans payable, current	586,688	649,248
Dividend payable	98,850	—
Tax payable	32,829	—
Due to shareholders	90,000	—
Total current liabilities	2,774,366	2,532,944

NON-CURRENT LIABILITIES
Loans payable, non-current	231,599	276,256
Deferred tax liability	24,752	—
Obligations under operating leases, non-current	1,564,633	2,233,931
Obligations under financing leases, non-current	21,836	32,863
Total non-current liabilities	1,842,820	2,543,050
TOTAL LIABILITIES	$4,617,186	$5,075,994
Commitments and Contingencies

EQUITY
Common stocks, $0.0001 par value, 200,000,000 shares authorized, 50,000 and 50,000 issued and outstanding as of June 30, 2023 and 2022, respectively*	5	5
Subscription receivable	(5)	(5)
Accumulated other comprehensive income (loss)	(244)	—
Retained earnings	862,072	78,470
Total stockholders’ equity	861,828	78,470

Non-controlling interests in subsidiary	(7,068)	—
Total equity	854,760	78,470
TOTAL LIABILITIES AND EQUITY	$5,471,946	$5,154,464

____________

*        Retroactively restated for effect of the reorganization

The accompanying notes are an integral part of these financial statements.

LAKESIDE HOLDING LIMITED
CONSOLIDATED STATEMENT OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended June 30,
	2023	2022
Revenue from third party	$12,763,577	$9,560,985
Revenue from related parties	109,314	44,551
Total revenue	12,872,891	9,605,536

Cost of revenue to third parties	8,385,222	6,594,436
Cost of revenue to related parties	1,923,380	1,202,195
Total cost of revenue	10,308,602	7,796,631
Gross profit	2,564,289	1,808,905

Operating expenses:
Selling expense	79,822	20,525
General and administrative	2,331,312	1,906,140
(Reversal of) provision for doubtful accounts, net	(93,742)	—
Total operating expenses	2,317,392	1,926,665

Income (loss) from operations	246,897	(117,760)

Other income (expense):
Other income, net	885,501	183,552
Interest expense	(123,600)	(68,681)
Total other income, net	761,901	114,871

Income (loss) before income taxes	1,008,798	(2,889)

Provision for income taxes	(65,068)	—

Net income (loss) and comprehensive income (loss)	943,730	(2,889)
Net (loss) attributable to non-controlling interest	(39,872)	—
Net income (loss) attributable to common stockholders	983,602	(2,889)

Other comprehensive income (loss)
Foreign currency translation (loss)	(255)	—
Comprehensive income (loss)	943,475	(2,889)
Less: comprehensive (loss) attributable to non-controlling interest	(39,883)	—
Comprehensive income (loss) attributable to the Company	$983,358	$(2,889)

Earnings (loss) per share – basic and diluted	$19.67	$(0.06)
Weighted average shares outstanding – basic and diluted*	50,000	50,000

LAKESIDE HOLDING LIMITED
CONSOLIDATED STATEMENT OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) — (Continued)

	For the Years Ended June 30,
	2023	2022
Pro Forma information Statement for Income Tax Provision as a
C Corporation upon Reorganization
Income (loss) before income taxes	1,008,798	(2,889)
Provision for income taxes	(307,683)	—

Net income (loss) and comprehensive income (loss)	$701,115	$(2,889)
Net (loss) attributable to non-controlling interests and redeemable non-controlling interests in subsidiaries	(39,872)	—
Net income (loss) attributable to common stockholders	740,987	(2,889)

Other Comprehensive income (loss)
Foreign currency translation gain (loss)	(255)	—
Comprehensive income (loss)	700,860	(2,889)
Less: net loss attributable to non-controlling interest	(39,883)	—
Comprehensive income (loss) attributable to the Company	$740,743	$(2,889)
Earnings (loss) per share – Basic and diluted	$14.81	$(0.06)
Weighted Average Shares Outstanding – Basic and diluted*	50,000	50,000

____________

*        Retroactively restated for effect of the reorganization

The accompanying notes are an integral part of these financial statements.

LAKESIDE HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED JUNE 30, 2023 AND 2022

	Common Share		Subscription Receivable	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non- controlling Interest in subsidiary	Total
	Shares*	Amount
Balance at June 30, 2021	50,000	$5	$(5)	$81,359	$—	$—	$81,359
Net loss for the year	—	—	—	(2,889)	—	—	(2,889)
Balance at June 30, 2022	50,000	$5	$(5)	$78,470	—	—	$78,470

Net income (loss) for the year	—	—	—	983,602	—	(39,872)	943,730
Capital dividend declared	—	—	—	(200,000)	—	—	(200,000)
Capital contribution made by non-controlling shareholder	—	—	—	—	—	32,815	32,815
Foreign currency translation loss	—	—	—	—	(244)	(11)	(255)
Balance at June 30, 2023	50,000	$5	$(5)	$862,072	$(244)	(7,068)	$854,760

____________

*        Retroactively restated for effect of the reorganization

The accompanying notes are an integral part of these financial statements.

LAKESIDE HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2023	2022
Cash flows from operating activities:
Net income (loss)	$943,730	$(2,889)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	130,755	88,583
Non-cash operating lease expense	826,284	798,727
Depreciation of right-of-use finance assets	31,780	16,640
(Reversal) of allowance for expected credit loss	(93,742)	—
Interest expense	24,172	51,439
Deferred state tax expense	32,239	—
Changes in operating assets and liabilities:
Accounts receivable – third parties	(506,152)	178,015
Accounts receivable – related parties	(28,887)	(15,740)
Contract assets	54,441	(72,174)
Due from related party	(579,496)	(151,747)
Prepayment, other deposit	18,672	(91,295)
Accounts payables – third parties	54,410	(119,940)
Accounts payables – related parties	(101,896)	467,309
Accrued expense and other payables	57,701	23,758
Tax payable	32,829	(21,145)
Change in lease liabilities – Operating lease	(833,365)	(836,557)
Net cash provided by operating activities	63,475	312,984

Cash flows from investing activities:
Acquisition of property and equipment	(18,288)	(124,299)
Net cash used in investing activities	(18,288)	(124,299)

Cash flows from financing activities:
Proceeds from loans	—	900,000
Repayment of loans	(108,172)	(633,626)
Repayment of equipment and vehicle loans	(121,462)	(85,599)
Initial payment of finance lease	—	(5,000)
Principal payment of finance lease liabilities	(20,640)	(6,322)
Deferred offering cost	(90,000)	—
Repayment to related parties	—	(14,887)
Proceeds from shareholders	110,550	4,469
Repayment to shareholders	(47,536)	(144,141)
Net cash provided by (used in) financing activities	(277,260)	14,894

Effect of exchange rate changes on cash and cash equivalents	32,560	—
Net (decrease) increase in cash and cash equivalents	(199,513)	203,579
Cash, beginning of the year	373,531	169,952
Cash, end of the year	$174,018	$373,531

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$26,474	$53,763
Cash paid for tax	$—	$37,125

NON-CASH ACTIVITIES
Dividends declared	$200,000	$—
Dividends declared and offset against due from shareholders	$101,150	$—
Property and equipment additions included in loan payable	$98,245	$203,417
Right of use assets obtained in exchange for operating lease obligations	$124,600	$11,415
Right of use assets obtained in exchange for finance lease obligation	$32,107	$36,913

The accompanying notes are an integral part of these financial statements.

LAKESIDE HOLDING LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Lakeside Holding Limited (the “Company”), is a holding company established on August 28, 2023 under the laws of the State of Nevada. The Company, acting through its subsidiary, is primarily engaged in providing customized cross-border ocean freight solutions and airfreight solutions.

Reorganization

A Reorganization of the legal structure was completed on September 23, 2023. The Reorganization involved the incorporation of Lakeside Holding Limited and the transfer the shares of American Bear Logistics Corp (“ABL Chicago”) to the Company.

Prior to the Reorganization, Mr. Henry Liu, the Chairman of the Board and Chief Executive Officer (“CEO”), and Mr. Shuai Li, the President and Chief Operating Officer (“COO”), each owned 50% equity interest of the ABL Chicago (collectively, the “Controlling Group”). On September 23, 2023, the Controlling Group transferred their 100% equity interest in ABL Chicago to the Company for a consideration of $1,000. Upon this Reorganization, the Company ultimately owns 100% equity interest of ABL Chicago. As of the date of this report, the Controlling Group collectively holds 95.01% equity interest of the Company through H&L Logistics International LLC which holds 45.01% equity interest of the Company, and Jiushen Transport LLC, which holds 50% equity interest of the Company.

Before and after the Reorganization, the Company, together with its subsidiaries, is effectively controlled by the same Controlling Group, and therefore the Reorganization is considered as a recapitalization of entities under common control in accordance with Accounting Standards Codification (“ASC”) 805-50-25. The consolidation of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements in accordance with ASC 805-50-45-5.

Details of the Company and its subsidiaries are set out below upon the Reorganization:

Name	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
Parent Company
Lakeside Holding Limited	August 28, 2023	Nevada	100%	Holding company
Subsidiaries
American Bear Logistics Corp. (“ABL Chicago”)	February 5, 2018	Illinois	100%	Logistics services
American Bear International Logistics (Wuhan) Corp. (“ABL Wuhan”)*	March 27, 2019	Wuhan, China	51%	Logistics services

On February 5, 2018, American Bear Logistics Corp. (“ABL Chicago”) was established under the laws of the State of Illinois. The Company is providing customized cross-border ocean and airfreight solutions.

On March 27, 2019, American Bear International Logistics (Wuhan) Corp. (“ABL Wuhan”) was incorporated under the laws of PRC in Wuhan City of Hubei Province in China with a total registered capital of RMB 0.5 million (approximately $0.07 million). The registered capital was not paid and there were no active business operations.

On July 8, 2022, ABL Chicago entered into an agreement with two third-party individuals who were the original shareholders of American Bear International Logistics (Wuhan) Corp. (“ABL Wuhan”), to acquire 51% ownership interest of ABL Wuhan with nominal consideration. ABL Wuhan was originally incorporated on March 27, 2019 in Wuhan City, Hubei Province, China, with a total registered capital of RMB 0.5 million (approximately $0.07 million). Prior to the acquisition, ABL Wuhan had no active business operations since its inception and the registered capital had not been paid. Management concluded that this acquisition did not qualify as a business combination under ASC 805 - Business Combinations. ABL Wuhan primarily focuses on facilitating the logistic services for customers in China. On May 18, 2023, ABL Wuhan increased its registered capital to RMB 3.0 million (approximately $0.41 million). As at June 30, 2023, the Company and another individual shareholder had paid registered capital of total RMB 0.9 million (approximately $0.13 million).

LAKESIDE HOLDING LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

On August 4, 2023, ABL Wuhan further increased its registered capital to RMB 5.0 million (approximately $0.7 million), and ABL Chicago transferred its 31% of ownership interest in ABL Wuhan to one third-party shareholder for a proceed of RMB 530,000 (approximately $75,000). As a result of this transfer, the individual third-party shareholder owns 80% of equity interest and ABL Chicago owns 20% of equity interest. As at October 15, 2023, the Company and the individual shareholder had paid registered capital of total RMB 1.2 million (approximately $0.17 million). (See Note 15)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied. The accompanying consolidated financial statements include the financial statements of Lakeside Holding Limited and its subsidiary. All inter-company balances and transactions have been eliminated upon consolidation.

Use of estimates and assumptions

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant accounting estimates required to be made by management include allowance for credit losses, the percentage of performance obligation completed at the reporting period. The Company evaluates its estimates and assumptions on an ongoing basis and its estimates on historical experience, current and expected future conditions and various other assumptions that management believes are reasonable under the circumstances based on the information available to management at the time these estimates and assumptions are made. Actual results and outcomes may differ significantly from these estimates and assumptions.

Cash

Cash consist of balances with banks. The Company maintains majority of its bank accounts in the United States, which are insured by Federal Deposit Insurance Corporation (“FDIC”).

Accounts receivable, net

Accounts receivables are carried at net realizable value. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The Company grant credit to customers, without collateral, under normal payment terms. The Company use a loss rate method to estimate the allowance for credit losses. For those past due balances over 1 year and other higher risk receivables identified by the Company are reviewed individually for collectability. The Company evaluates the expected credit loss of accounts receivable based on customer financial condition and historical collection information adjusted for current market economic conditions and forecasts of future economic performance when appropriate. Loss-rate approach is based on the historical loss rates and expectations of future conditions. The Company writes off potentially uncollectible accounts receivable against the allowance for credit losses if it is determined that the amounts will not be collected. As at June 30, 2023 and 2022, the Company recorded the allowance of credit loss of $25,909 and $150,459 respectively. Account receivable of $30,808 and $nil was written off for the years ended June 30, 2023 and 2022, respectively.

LAKESIDE HOLDING LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts payable

The account payables are derived from logistic services and forwarding service providers. The balances arise from logistics services provider were settled with 7 to 30 days.

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives, taking into account any estimated residual value.

Useful life
Furniture and fixtures	7 years
Machinery equipment	5 years
Vehicles	5 years
Leasehold improvement	Lesser of the lease term or estimated useful lives of the assets

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in other income or expenses in the consolidated statements of income (loss) and other comprehensive income (loss).

Impairment of long-lived asset

Long-lived assets, including plant, property and equipment, are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. No impairment charge was recognized for the years ended June 30, 2023 and 2022, respectively.

Deferred offering costs

Pursuant to ASC 340-10-S99-1, offering costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, SEC filing and print related costs, exchange listing costs, and road show related costs.

Leases

The Company adopted ASU No. 2016-02 — Leases (Topic 842) since July 1, 2020, using a modified retrospective transition method permitted under ASU No. 2018-11. This transition approach provides a method for recording existing leases only at the date of adoption and does not require previously reported balances to be adjusted. The Company evaluates the contracts it enters into to determine whether such contracts contain leases at inception. A contract contains a lease if the contract conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration. At commencement, contracts containing a lease are further evaluated for classification as an operating or finance lease where the Company is a lessee.

LAKESIDE HOLDING LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Operating Leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lease as an operation lease. Operating leases are included in the line items right-of-use asset, lease liabilities, current, and lease liabilities, non-current in the consolidated balance sheet. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. For operating leases, the Company measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Company uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The Company measures ROU assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Company begins recognizing lease expense when the lessor makes the underlying asset available to the Company. Lease expenses for lease payments are recognized on a straight-line basis over the lease term.

For leases with lease term less than one year (short-term leases), the Company has elected not to recognize a lease liability or ROU asset on its consolidated balance sheet. Instead, it recognizes the lease payments as expenses on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of operations and cash flows.

Finance leases

Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. Lease cost for finance leases where the Company is the lessee includes the amortization of the ROU asset, which is amortized on a straight-line basis and recorded to “Depreciation of right-of-use finance asset” and interest expense on the finance lease liability, which is calculated using the interest method and recorded to “Interest expense”. Finance lease ROU assets are amortized over the shorter of their estimated useful lives or the terms of the respective leases. If the Company is reasonably certain to exercise the option to purchase the underlying asset at the end of lease term, the finance lease ROU assets are amortized to the end of useful life of the assets on a straight-line basis.

Non-controlling interest

As of June 30, 2023, non-controlling interests represent 49% non-controlling shareholders’ interests in ABL Wuhan. The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the operating results of the Company are presented on the face of the consolidated statements of income (loss) and comprehensive income (loss) as an allocation of the total income or loss between non-controlling interest holders and the shareholders of the Company.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Fair value of financial instruments

ASC 820, “Fair Value Measurements” (ASC 820) and ASC 825, “Financial Instruments” (ASC 825), requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. It establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the

LAKESIDE HOLDING LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. It prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 —	Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.
Level 2 —

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 —	Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying value of cash, accounts receivable to third parties and related parties, amount due from related parties, due from (to) shareholders, other receivables, contract assets, accounts payable, other payables, and accrued expenses and other current liabilities approximate fair value due to their short-term nature. For lease liabilities and loans payable, their carrying value approximate the fair value at the year-end, as the interest rates used to discount the host contracts approximate market rates.

Revenue recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on January 1, 2020 using the modified retrospective approach. Revenues were presented under ASC 606 and all subsequent ASUs that modified ASC 606 for the years ended June 30, 2023 and 2022. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company generates revenue from providing cross-border ocean and airfreight solutions. No practical expedients were used when adoption ASC606. Revenue recognition policies are as follow:

Revenue from cross-border freights solutions

The Company provides comprehensive services in the United States for customers to transport goods from overseas to the United States and from the United States to overseas. Operating under service contracts, for goods entering the United States, after the goods arrive at a U.S. seaport or airport, the Company offers customs clearance, container unloading, storage, unpacking, packing, and transportation services to the locations specified by the customers. For customers shipping goods overseas, the Company provides cargo space arrangement, storage, packing, export customs clearance, and arranges transportation to seaport or airport for loading.

LAKESIDE HOLDING LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The transaction price is determined based on the range of services provided and the volume of goods. The Company considers these comprehensive services as one performance obligation since these promises are not distinct within the context of the contract, and the bundle of integrated services represents a combined output. This performance obligation is satisfied over time as customers receive the benefits of these services during the process of transporting goods from one location to another.

For goods entering the United States, the Company determines that the performance period for revenue recognition is between the pickup date and the date of completing delivery. For customers shipping goods overseas, the Company determines that the performance period for revenue recognition is between the container or cargo space confirmed date and the date when the goods are loaded onto the cargo ship or plane. The performance period may be estimated if the date of completing delivery or the loading date has not occurred by the reporting date. Determining the performance period and the progress of the transportation as of the reporting date requires management’s estimation and judgement, which may impact the timing of revenue recognition.

Principal and agent considerations

In the Company’s transportation business, the Company utilizes independent contractors and third-party carriers and a related party carrier in the performances of some transportation services as and when needed. U.S. GAAP requires us to evaluate, using a control model, whether the Company itself promises to provide services to the customers (as a principal) or to arrange for services to be provided by another party (as an agent). Based on the Company’s evaluation using a control model, the Company determined that in all of its major business activities, it serves as a principal rather than an agent within their revenue arrangements. Revenue and the associated purchased transportation costs are both reported on a gross basis within the consolidated statements of income (loss) and comprehensive income (loss).

Disaggregation of revenues

The Company disaggregates its revenue from types of services providing and the geographic locations of its customers, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for years ended June 30, 2023 and 2022 is disclosed as below:

By service type

	For the year ended June 30, 2023	For the year ended June 30, 2022
Cross-border ocean freights solutions	$8,073,685	$6,717,411
Cross-border airfreights solutions	4,799,206	2,888,125
Total revenue	$12,872,891	$9,605,536

By customers’ geographic location

	For the year ended June 30, 2023	For the year ended June 30, 2022
China and Asian market	$5,531,468	$3,298,583
United States	7,341,423	6,306,953
Total revenue	$12,872,891	$9,605,536

LAKESIDE HOLDING LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Contract assets

Contract assets represent estimated amounts for which the Company has the right to consideration for the services provided while a delivery is still in-transit but for which it has not yet completed the performance obligation and has not yet invoiced the customer. Upon completion of the performance obligations, which can vary in duration based upon the method of transport and billing the customer, these amounts become classified within accounts receivable. Contract assets decreased by $54,441 or 54.9% from $99,181 as of June 30, 2022 to $44,740 as of June 30, 2023. The decrease was mainly due to fewer in-transit deliveries that has not yet invoiced the customers near the year ended June 30, 2023.

Cost of revenue

Cost of revenue consists primarily of truck logistic cost and ancillary logistic services fee including costs of custom handling services, warehouse packaging, reassembling and storage, and amortization on ROU assets.

General and administrative expenses

General and administrative expenses include salaries and employee benefits, depreciation on property and equipment and right-of-use assets, travel and entertainment, audit fees, bank charges, insurance, and other office expenses.

Selling expense

Selling expense include commission paid to unrelated parties on client referral.

401(k) benefit plan

401(k) benefit plan covers substantially all employees and allows voluntary employee contributions up to the annually adjusted Inland Revenue Service (“IRS”) dollar limit. These voluntary contributions are matched equal to 100% of the first 3% of the employee’s compensation contributed and 50% of contributions exceeding 3% of eligible compensation, not to exceed 5% of the total eligible compensation. The employees’ voluntary contributions and the Company’s matching contributions are 100% vested immediately. The Company adopted the 401(k) benefit plan from April 2022. The expense related to matching employees’ contributions for the year ended June 30, 2023 and 2022 was $32,896 and $4,077, respectively.

Government subsidies

Government subsidies are recognized when there is reasonable assurance that the Company will comply with the conditions attach to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Company with no future related costs or obligation is recognized in the Company’s consolidated statements of income (loss) and comprehensive income (loss) when the grant becomes receivable.

For the years ended June 30, 2023 and 2022, the Company received government subsidies income amounted to $337,992 and $nil, respectively from IRS Employee Retention Credit program, and was included in other income of the consolidated statements of income (loss) and comprehensive (loss) income.

Rental income

The Company subleased portion of its offices area and parking lots to third parties and related parties. The Company recognizes rental income over the sublease period. For the year ended June 30, 2023 and 2022, the Company recognized rental income amounted to $547,002 and $179,656, respectively.

LAKESIDE HOLDING LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income taxes

Before the Reorganization, the Company has elected to be taxed as an S Corporation for federal and state income tax purposes. As an S Corporation, the Company is not subject to federal income tax and state tax in Illinois. As such, shareholders are taxed on their pro rata share of earnings and deductions of the Company, regardless of the amount of distributions received. However, Illinois allows subchapter S corporations to elect to pay the Pass-through Entity (PTE) tax at entity level for tax years ending on or after December 31, 2021 and beginning prior to January 1, 2026. The PTE tax rate is equal to 4.95% of the taxpayer’s net income for the taxation year. The S corporation making the election is liable for paying the PTE tax, and the shareholders will receive credit for the amount of PTE tax credit paid but shall be liable to pay any remaining tax based on their share of the pass-through entity’s income and credits. Illinois also taxes 1.5% replacement tax on S corporation’s net taxable income and franchise tax based on the corporation’s paid-in-capital for the 12 months prior to the annual report filing date. The Company has recorded tax payable and tax provision for the replacement tax for year ended June 30, 2023 and $nil tax payable and tax provision for the year ended June 30, 2022 due to loss position and the franchise tax is not applicable for the Company.

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

The Company accounts for uncertain tax positions in accordance with FASB ASC Topic No. 740, Accounting for Uncertainty in Income Taxes. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. As of June 30, 2023 and 2022, the Company did not have a liability for unrecognized tax benefits. It is the Company’s policy to includes penalties and interest expense related to income taxes as a component of other expense and interest expense, respectively, as necessary. The Company’s historical tax years will remain open for examination by the local authorities until the statute of limitations has passed.

Basic and diluted earnings (loss) per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the year ended June 30, 2023 and 2022, there were no dilutive shares outstanding.

Foreign currency transactions

Our reporting currency is the U.S. dollar. The functional currency of our operations, except for ABL Wuhan, is the U.S. dollar. The functional currency of ABL Wuhan is the RMB. The assets, liabilities, revenues, and expenses of ABL Wuhan are remeasured in accordance with ASC 830. Assets and liabilities of ABL Wuhan are translated into U.S. dollars based upon exchange rates prevailing at the end of each period. Revenues and expenses of ABL Wuhan are translated at average exchange rates during the reporting period. The resulting translation adjustment is included in accumulated other comprehensive loss.

LAKESIDE HOLDING LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingency liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Segment reporting

The Company follows ASC 280, “Segment Reporting.” The Company’s Chief Executive Officer or chief operating decision-maker reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as a whole and hence, the Company has only one reportable segment. The Company operates and manages its business as a single segment. As the Company’s long-lived assets are all located in the United States and substantially all the Company’s revenues are derived from within the United States.

Concentrations and risks

a.      Concentration of credit risk

On July 1, 2020, the Company adopted ASC 326. The Company estimates credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable, contract assets, other receivable, amounts due from related parties and shareholders. The Company has designed their credit policies with an objective to minimize their exposure to credit risk.

The maximum exposure of such assets to credit risk is their carrying amounts at the balance sheet dates. The Company maintains majority of the bank accounts at financial institutions in the United States, where there is $250,000 standard deposit insurance coverage limit per depositor, per FDIC-insured bank and per ownership category. As of June 30, 2023, the cash deposited of $174,018 is within the insurance coverage limit. As of June 30, 2022, the cash deposited of $373,531 exceeded the insurance coverage limit. To limit the exposure to credit risk relating to deposits, the Company primarily places cash deposits with large financial institutions in the United States.

The Company has adopted a credit policy of dealing with creditworthy counterparties to mitigate the credit risk from defaults. The management team conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Company establishes an accounting policy to provide for allowance for credit loss based on the individual customer’s financial condition, credit history, and the current economic conditions.

b.      Foreign exchange risk

Our subsidiary ABL Wuhan has functional currency in RMB. The value of the Chinese Yuan against the U.S. dollar is affected by the changes in China and United States economic conditions. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Also, by considering the volume of ABL Wuhan’s business, the impact of foreign exchange risk is limited.

LAKESIDE HOLDING LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

c.      Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. Our exposure to interest rate risk primarily relates to the interest rates from our lessors and our private lenders. The shareholder loans bear no interest. We have not been exposed to material risks due to the fact that our leasing obligations’ interest rates and private loan’s interest are fixed at commence date of the leases and loans and we have not used any derivative financial instruments to manage our interest risk exposure. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future.

d.      Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. Our objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet our liquidity requirements at any point in time. The Company monitors and analyze its cash flow position, its ability to generate sufficient revenue sources in the future and its operating and capital expenditure commitments. The Company is historically funded the working capital needs primarily from operations, loans, as well as shareholder advances to the Company.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In August 2020, the FASB issued ASU No. 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies accounting for convertible instruments by removing major separation models required under current U.S. GAAP. This ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The new standard will become effective for us beginning January 1, 2024, using either a modified retrospective or a fully retrospective method of transition and early adoption is permitted. Management is currently evaluating the impact of the new standard on our financial statements.

In October 2021, the FASB issued ASU No. 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company does not expect the adoption to have a material impact on the consolidated financial statements.

In June 2022, the FASB issued ASU No. 2022-03, “Fair Value Measurements (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions,” which clarifies and amends the guidance of measuring the fair value of equity securities subject to contractual restrictions that prohibit the sale of the equity securities. The guidance will be effective for fiscal years beginning after December 15, 2023 and interim periods within those fiscal years. The Company does not expect the adoption to have a material impact on the consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income (loss) and comprehensive income (loss) and statements of cash flows.

LAKESIDE HOLDING LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	June 30, 2023	June 30, 2022
Accounts receivable – third-party customers	$1,399,585	$924,241
Less: allowance for credit loss – third-party customers	(25,909)	(150,459)
Accounts receivable from third-party customers, net	$1,373,676	$773,782
Add: accounts receivable – related party customers	44,627	15,740
Total accounts receivable, net	$1,418,303	$789,522

Approximately $1.4 million or 94.9% of the accounts receivable balance as of June 30, 2023 has been collected as of September 30, 2023.

The Company recorded reversal of allowance for credit loss of $93,742 and $nil for the years ended June 30, 2023 and 2022, respectively.

The movement of allowance for credit loss for the years ended June 30, 2023 and 2022 is as follows:

	June 30, 2023	June 30, 2022
Beginning balance	$150,459	$150,459
Written off	(30,808)	—
(Reversal) addition of provision	(93,742)	—
Ending balance	$25,909	$150,459

NOTE 4 — PROPERTY AND EQUIPMENT, NET

Property, plant and equipment, net consists of the following:

	June 30, 2023	June 30, 2022
Furniture and Fixtures	$49,887	$45,345
Machinery equipment	281,230	248,329
Vehicles	324,267	245,177
Leasehold improvement	82,050	82,050
Subtotal	737,434	620,901
Less: accumulated depreciation and amortization	(247,914)	(117,159)
Property and equipment, net	$489,520	$503,742

Depreciation and amortization expense was $130,755 and $88,583 for the years ended June 30, 2023 and 2022, respectively.

NOTE 5 — LEASES

The Company has multiple lease agreements for warehouses, warehouse machinery and equipment and offices. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Total operating lease expense on offices, warehouses, and warehouse equipment for the years ended June 30, 2023 and 2022 were $826,284 and $798,727, respectively.

LAKESIDE HOLDING LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 5 — LEASES (cont.)

Total finance lease expense on warehouse machinery and equipment for the years ended June 30, 2023 and 2022 were $33,756 and $17,990, respectively. Amortization of finance lease right-of-use assets were $31,780 and $16,640 for the year ended June 30, 2023 and 2022 respectively.

The following table includes supplemental cash flow and non-cash information related to leases:

	June 30, 2023	June 30, 2022
Cash paid of amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$833,365	$836,557
Operating cash flows from finance leases	1,976	1,350
Financing cash flows from finance leases	20,640	6,322
Right-of-use assets obtained in exchange for lease obligations:
Operating lease liabilities	124,600	11,415
Finance lease liabilities	$32,107	$36,913

The weighted average remaining lease terms and discount rates for all of operating lease and finance leases as of June 30, 2023 and 2022 are as follows:

	June 30, 2023	June 30, 2022
Weighted-average remaining lease term (years):
Operating lease	1.55 years	3.86 years
Finance lease	1.63 years	2.99 years

Weighted average discount rate:
Operating lease	3.42%	3.39%
Finance lease	4.11%	3.39%

The following is a schedule of maturities of operating and finance lease liabilities as of June 30, 2023:

Operating leases

Twelve months ending June 30,
2024	$836,248
2025	874,040
2026	738,371
2027 and after	1,556
Total future minimum lease payments	2,450,215
Less: imputed interest	115,800
Present value of operating lease liabilities	$2,334,415

Finance leases

Twelve months ending June 30,
2024	$43,786
2025	14,632
2026 and after	7,424
Total future minimum lease payments	65,842
Less: imputed interest	1,117
Present value of finance lease liabilities	$64,725

LAKESIDE HOLDING LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 6 — ACCRUED LIABILITIES AND OTHER PAYABLES

Other payable, accrued expense and other current liability comprise the following amounts relating to the operation of the Company for the year ended June 30, 2023 and 2022:

	June 30, 2023	June 30, 2022
Credit card payables	$141,645	$123,317
Payroll liabilities	58,853	114,005
Interests payable	112,044	14,918
Other payables	13,159	15,760
Total	$325,701	$268,000

NOTE 7 — LOANS PAYABLE

The Company has multiple loans to finance the purchase of vehicles and warehouse machinery, and has also other loans to support its working capital needs.

The loan balance consists of the following:

	June 30, 2023	June 30, 2022
Equipment loans	$148,338	$175,353
Vehicle loans	202,265	181,603
Other loans	467,684	568,548
Total	818,287	925,504
Less: loan payable, current	(586,688)	(649,248)
Loan payable, non-current	$231,599	$276,256

Equipment loans

On July 13, 2021, the Company entered into an equipment loan with Toyota Commercial Finance for a principal amount of $8,465 at a fixed interest rate of 6% per annum with a maturity date of June 30, 2024. Interest expenses for the loan amounted to $286 and $406 for the years ended June 30, 2023 and 2022, respectively. The Company has made a repayment of $3,090 and $2,833 for the years ended June 30, 2023 and 2022, respectively. The loan balance was $3,234 and $6,038 for the years ended June 30, 2023 and 2022, respectively.

On June 14, 2021, the Company entered into an equipment loan with Toyota Commercial Finance for a principal amount of $20,724 at a fixed interest rate of 6% per annum with a maturity date of August 06, 2024. Interest expenses for the loan amounted to $734 and $916 for the years ended June 30, 2023 and 2022, respectively. The Company has made a repayment of $7,565 and $6,305 for the years ended June 30, 2023 and 2022, respectively. The loan balance was $8,504 and $15,335 for the years ended June 30, 2023 and 2022, respectively.

On December 7, 2020, the Company entered into an equipment loan with Toyota Commercial Finance for a principal amount of $48,033 at a fixed interest rate of 3.99% per annum with a maturity date of December 1, 2025. Interest expenses for the loan amounted to $1,210 and $1,578 for the years ended June 30, 2023 and 2022, respectively. The Company has made a repayment of $10,613 for the years ended June 30, 2023 and 2022, respectively. The loan balance was $25,211 and $34,614 for the years ended June 30, 2023 and 2022, respectively.

On December 3, 2020, the Company entered into an equipment loan with Toyota Commercial Finance for a principal amount of $3,150 at a fixed interest rate of 6.75% per annum with a maturity date of December 2, 2023. Interest expenses for the loan amounted to $79 and $149 for the years ended June 30, 2023 and 2022, respectively. The Company has made a repayment of $1,163 for the years ended June 30, 2023 and 2022, respectively. The loan balance was $570 and $1,655 for the years ended June 30, 2023 and 2022, respectively.

LAKESIDE HOLDING LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 7 — LOANS PAYABLE (cont.)

On March 11, 2021, the Company entered into an equipment loan with Toyota Commercial Finance for a principal amount of $3,150 at a fixed interest rate of 6.75% per annum with a maturity date of March 10, 2024. Interest expenses for the loan amounted to $97 and $166 for the years ended June 30, 2023 and 2022, respectively. The Company has made a repayment of $1,163 for the years ended June 30, 2023 and 2022, respectively. The loan balance was $848 and $1,914 for the years ended June 30, 2023 and 2022, respectively.

On June 4, 2021, the Company entered into an equipment loan with Toyota Commercial Finance for a principal amount of $26,800 at a fixed interest rate of 3.79% per annum with a maturity date of June 3, 2025. Interest expenses for the loan amounted to $663 and $907 for the years ended June 30, 2023 and 2022, respectively. The Company has made a repayment of $7,231 for the years ended June 30, 2023 and 2022, respectively. The loan balance was $13,907 and $20,475 for the years ended June 30, 2023 and 2022, respectively.

On June 10, 2021, the Company has entered into an equipment loan with Amur Equipment Finance for a principal amount of $41,239 at a fixed interest rate of 1.16% per annum with a maturity date of June 9, 2026. The loan is personally guaranteed by Henry Liu, the Chairman of the Board and CEO. The loan term was 5 years. Interest expenses for the loan amounted to $4,446 and $5,358 for the years ended June 30, 2023 and 2022, respectively. The Company has made a repayment of $11,504 for the years ended June 30, 2023 and 2022, respectively. The loan balance was $27,077 and $34,135 for the years ended June 30, 2023 and 2022, respectively.

On April 7, 2021, the Company entered into an equipment loan with Toyota Commercial Finance for a principal amount of $12,700 at a fixed interest rate of 3.99% per annum with a maturity date of July 6, 2025. The loan was guaranteed by Mr. Henry Liu, the Chairman of the Board and CEO. Interest expenses for the loan amounted to $341 and $419 for the years ended June 30, 2023 and 2022, respectively. The Company has made a repayment of $3,440 and $3,154 for the years ended June 30, 2023 and 2022, respectively. The loan balance was $6,867 and $9,966 for the years ended June 30, 2023 and 2022, respectively.

On September 28, 2021, the Company also entered into another equipment loan with Toyota Commercial Finance for a principal amount of $23,600 at a fixed interest rate of 3.54% per annum with a maturity date of June 30, 2024. Interest expenses for the loan amounted to $463 and $664 for the years ended June 30, 2023 and 2022, respectively. The Company has made a repayment of $8,303 and $7,611 for the years ended June 30, 2023 and 2022, respectively. The loan balance was $8,812 and $16,652 for the years ended June 30, 2023 and 2022, respectively.

On March 9, 2021, the Company entered into an equipment loan with Toyota Commercial Finance for a principal amount of $12,700 at a fixed interest rate of 3.99% per annum with a maturity date of July 6, 2025. Interest expenses for the loan amounted to $341 and $419 for the years ended June 30, 2023 and 2022, respectively. The Company has made a repayment of $3,440 and $3,154 for the years ended June 30, 2023 and 2022, respectively. The loan balance was $6,867 and $9,966 for the years ended June 30, 2023 and 2022, respectively.

On September 9, 2021, the Company entered into an equipment loan with Hatachi Capital America Corp. for a principal amount of $28,450 at a fixed interest rate of 9.49% per annum with a maturity date of April 15, 2026. Interest expenses for the loan amounted to $2,090 and $2,021 for the years ended June 30, 2023 and 2022, respectively. The Company has made a repayment of $7,823 and $5,867 for the years ended June 30, 2023 and 2022, respectively. The loan balance was $18,871 and $24,604 for the years ended June 30, 2023 and 2022, respectively.

On February 21, 2023, the Company entered into an equipment loan with Toyota Commercial Finance for a principal amount of $29,705 at a fixed interest rate of 7.90% per annum with a maturity date of February 20, 2027. Interest expenses for the loan amounted to $761 for the year ended June 30, 2023. The Company has made a repayment of $2,895 for the year ended June 30, 2023. The loan balance was $27,571 for the year ended June 30, 2023.

LAKESIDE HOLDING LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 7 — LOANS PAYABLE (cont.)

Vehicle loans

On May 20, 2020, the Company entered into a vehicle loan with BMW Financial Services for a principal amount of $77,844 at a fixed interest rate of 0.9% per annum with a maturity date of June 4, 2025. Interest expenses for the loan amounted to $360 and $500 for the years ended June 30, 2023 and 2022, respectively. The Company has made a repayment of $15,934 for the years ended June 30, 2023 and 2022, respectively. The loan balance was $31,567 and $47,141 for the years ended June 30, 2023 and 2022, respectively.

On July 29, 2021, the Company entered into a vehicle loan with Autonation Honda O’Hare for a principal amount of $41,851 at a fixed interest rate of 1.90% per annum with a maturity date of August 10, 2025. The loan was guaranteed by Mr. Henry Liu, the Chairman of the Board and CEO. Interest expenses for the loan amounted to $545 and $630 for the years ended June 30, 2023 and 2022, respectively. The Company has made a repayment of $10,882 and $9,068 for the years ended June 30, 2023 and 2022, respectively. The loan balance was $23,076 and $33,413 for the years ended June 30, 2023 and 2022, respectively.

On June 3, 2022, the Company entered into a vehicle loan with Tesla, Inc. for a principal amount of $101,050 at a fixed interest rate of 3.24% per annum with a maturity date of June 18, 2027. Interest expenses for the loan amounted to $3,101 for the year ended June 30, 2023. The Company has made a repayment of $21,948 for the year ended June 30, 2023. The loan balance was $82,203 and $101,050 for the years ended June 30, 2023 and 2022, respectively.

On January 23, 2023, the Company entered into a vehicle loan with Tesla, Inc. for a principal amount of $68,540 at a fixed interest rate of 5.34% per annum with a maturity date of February 9, 2029. Interest expenses for the loan amounted to $1,346 for the year ended June 30, 2023. The Company has made a repayment of $4,469 for the year ended June 30, 2023. The loan balance was $65,418 for the year ended June 30, 2023.

Other loans

	June 30, 2023	June 30, 2022
Loan A(a)	$300,000	$300,000
Loan B(b)	17,684	118,548
Loan C(c)	100,000	100,000
Loan D(d)	50,000	50,000
Total	$467,684	$568,548

____________

(a)      The Company entered a loan of $300,000 with an unrelated party on March 1, 2022. The loan is unsecured, with a fixed interest of 15% per annum and payable on monthly basis, for 6 months period and matured on September 1, 2022. On September 1, 2022, both parties agreed to extend the loan’s principal payment term to on demand. For the year ended June 30, 2023 and 2022, $97,126 and $14,918 interest expenses were recorded and recorded as other payable on the consolidated balance sheet respectively.

(b)      The Company entered a loan of $150,000 with an unrelated party on January 28, 2022. The loan is personally guaranteed by Henry Liu, the Chairman of the Board and CEO, with a fixed interest of 9.99% per annum for 18 months period and matured on August 14, 2023. The monthly payment is $9,014 blending of interest and principal. For the year ended June 30, 2023 and 2022, $7,308 and $4,605 interest expenses were recorded and paid by the Company respectively.

(c)      The Company entered a loan of $200,000 with an unrelated party on July 26, 2021. The loan is unsecured, with no interest bearing for 6 months period and matured on January 25, 2022. The Company paid a principal of $100,000 fiscal year ended June 30, 2021 and both parties agreed to extend the remaining principal balance of $100,000 payment term to on demand. For the year ended June 30, 2023 and 2022, $nil and $nil interest expenses were recorded and paid by the Company respectively.

(d)      The Company entered a loan agreement of 50,000 with an employee on October 27, 2021. The loan is non-interest bearing, for a 12 months period, and matured on October 26, 2022. On October 26, 2022, both parties agreed to extend the loan term to on demand. For the year ended June 30, 2023 and 2022, $nil and $nil interest expenses were recorded and paid by the Company respectively.

LAKESIDE HOLDING LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 7 — LOANS PAYABLE (cont.)

The repayment schedule for the Company’s loans is as follows:

Twelve months ending June 30,	Repayment
2024	$602,387
2025	117,116
2026	69,103
2027	41,144
2028 and after	22,343
Total undiscounted borrowings	852,093
Less: imputed interest	(33,806)
Borrowings recognized in the consolidated balance sheet	$818,287

NOTE 8 — GENERAL AND ADMINISTRATIVE EXPENSES

	June 30, 2023	June 30, 2022
Payroll expense	$1,197,082	$1,017,073
Staff benefit expense	235,008	155,590
Office expense	179,547	172,581
Travelling and entertainment	161,290	88,825
Depreciation expense	130,755	88,583
Repair and maintenance	112,034	128,175
Professional expense	104,177	74,315
Lease expense	102,382	76,381
Other expense	35,268	20,707
Insurance	31,337	20,611
Motor expense	29,949	56,313
Advertising	11,325	5,791
Bank charges	1,158	1,195
Total	$2,331,312	$1,906,140

NOTE 9 — RELATED PARTY TRANSACTIONS

The relationship of related parties is summarized as follow:

Name of Related Party	Relationship to the Company
Mr. Henry Liu	Chairman of the Board, CEO, and an ultimate shareholder of the Company
Mr. Shuai Li	President, COO, and an ultimate shareholder of the Company
Weship Transport Inc.(“Weship”)	Controlled by Mr. Henry Liu
LLL Intermodal Inc.(“Intermodal”)	Controlled by Mr. Henry Liu

LAKESIDE HOLDING LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 9 — RELATED PARTY TRANSACTIONS (cont.)

a)      Summary of balances with related parties

Due from related parties consist of mainly rent receivables from the following:

	June 30, 2023	June 30, 2022
Due from Weship	$731,243	$151,747
Due from Intermodal	14,887	14,887
Total	$746,130	$166,634

The Company is planning to collect the receivable balance from two related parties by end of December 2023.

b)      Summary of balances payable to related parties

	June 30, 2023	June 30, 2022
Account payable to Weship	$365,413	$467,309

c)      Summary of balances receivable from related parties

	June 30, 2023	June 30, 2022
Account receivable from Weship	$44,627	$15,740

d)      Summary of related parties’ transactions

	June 30, 2023	June 30, 2022
Sales from Weship(a)	$109,314	$44,551
Cost of sales charged by Weship(b)	1,598,143	1,051,479
Rental income from Weship(c)	481,252	114,256
Cost of sales charged by Intermodal(d)	$325,237	$150,716

During the year ended June 30, 2023 and 2022, the Company had the following transactions with its related parties — Weship and Intermodal

____________

(a)      The Company provides logistic forwarding services to Weship and charges Weship at its regular market rate for the services provided.

(b)      Weship is one of the Company’s vendors for truck delivery service.

(c)      The Company subleased portion of its office and warehouse space to Weship for rental income from February 1, 2022 to June 30, 2023.

(d)      Intermodal is one of the Company’s vendors for truck delivery service.

e)      Due from (to) shareholders

	June 30, 2023	June 30, 2022
Due from (to) shareholders, end	$(90,000)	$74,164

The balance with the shareholders is unsecured, interest free, and due on demand. The Company periodically settles the shareholder’s balances for the advances made during the year. As of June 30, 2023, the Company had balance of due to two shareholders, Henry Liu and Shuai Li of $90,000 and $nil, respectively. As of June 30, 2022, the Company had balance of due from two ultimate shareholders, Henry Liu and Shuai Li of $59,451 and $14,713, respectively.

LAKESIDE HOLDING LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 9 — RELATED PARTY TRANSACTIONS (cont.)

f)      Dividend payable to shareholders

	June 30, 2023	June 30, 2022
Dividend payable to Mr. Henry Liu	$(27,056)	$—
Dividend payable to Mr. Shuai Li	(71,794)	—
Total	$(98,850)	$—

During the year ended June 30, 2023, ABL Chicago declared non-taxable dividend of total $200,000 to its two shareholders from its accumulated retained earnings.

g)      Salaries and employee benefits paid to major shareholders

	June 30, 2023	June 30, 2022
Mr. Henry Liu	$96,647	$69,038
Mr. Shuai Li	101,352	75,186
Total	$197,999	$144,224

NOTE 10 — TAXES

Corporate Income Taxes

United States

Before the Reorganization, the Company was elected to be taxed as an “S Corporation” under the provisions of the Internal Revenue Code and comparable state income tax law. As an S Corporation, the Company is not subject to Federal income tax and Illinois State tax. Taxable income “pass through” to the personal tax returns of the owners. However, Illinois allows subchapter S corporations to elect to pay the Pass-through Entity (“PTE”) tax at entity level for tax years ending on or after December 31, 2021 and beginning prior to January 1, 2026. The PTE tax rate is equal to 4.95% of the taxpayer’s net income for the taxable year. The S corporation making the election is liable for paying the PTE tax, and the shareholders will receive credit for the amount of PTE tax credit paid but shall be liable to pay any remaining tax based on their share of the pass-through entity’s income and credits. Illinois also taxes 1.5% replacement tax on S corporation’s net taxable income.

PRC

The Company’s PRC subsidiary, Wuhan ABL, is governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate, however, the Company’s subsidiary, Wuhan ABL, is qualify as small and micro-sized enterprises with annual taxable income less than RMB 3 million. If the annual taxable income of small and micro-profit enterprises does not exceed RMB 3 million, only 5% as the preferential tax rate may be applied to the Wuhan ABL. The total impact of preferential tax rates amounted to approximately $nil and $nil for the year ended June 30, 2023 and 2022 respectively, due to loss position for ABL Wuhan.

LAKESIDE HOLDING LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 10 — TAXES (cont.)

The provision for income tax consists of the following:

	June 30, 2023	June 30, 2022
Current state tax expense	$32,829	$—
Deferred state tax expense	32,239	—
Total income tax provision	$65,068	$—

The following table reconciles the statutory tax rate to the Company’s effective tax:

	June 30, 2023	June 30, 2022
Income (loss) before tax	$1,008,798	$(2,889)
Statutory state tax rate	6.45%	6.45%
Income tax provision	$65,068	$—

The Company’s deferred tax assets and liabilities consist of the following:

	June 30, 2023	June 30, 2022
Deferred tax assets:
Allowance for credit loss	$1,671	$9,705
Lease liability – operating	150,570	190,541
Lease liability – financing	4,175	3,435
Total deferred tax assets	156,416	203,681
Deferred tax liabilities:
Property and equipment	(31,575)	(7,108)
Right of use assets – operating	(146,484)	(185,998)
Right of use assets – financing	(3,109)	(3,088)
Total deferred tax liabilities	(181,168)	(196,194)
Deferred tax assets (liabilities), net	$(24,752)	$7,487

Pro Forma Information

Had the Company been taxed as a C Corporation and paid U.S. federal income tax for the years ended June 30, 2023 and 2022, the Company combined statutory income tax rate would have been 28% in each period, representing a U.S. federal income tax rate of 21.0% and 7% state income tax for Illinois. Also, as a C Corporation, the Company is subjected to Illinois State replacement tax at rate of 2.5% and no PTE tax is applicable. The following pro forma consolidated financial statements are presented on a pro forma basis to illustrate the potential tax implications if the Company was to be treated as a C corporation rather than an S corporation upon the Reorganization.

LAKESIDE HOLDING LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 10 — TAXES (cont.)

PRO FORMA CONSOLITDATED BALANCE SHEETS

	As of June 30, 2023	As of June 30, 2022
ASSETS
CURRENT ASSETS
Cash	$174,018	$373,531
Accounts receivable – third party, net	1,373,676	773,782
Accounts receivable – related party, net	44,627	15,740
Prepayment and other receivable	52,623	71,295
Contract assets	44,740	99,181
Due from related parties	746,130	166,634
Due from shareholders	—	74,164
Total current assets	2,435,814	1,574,327

NON-CURRENT ASSETS
Property and equipment at cost, net of accumulated depreciation	489,520	503,742
Right of use operating lease assets	2,271,070	2,883,693
Right of use financing lease assets	48,206	47,879
Deferred tax asset	—	35,402
Deferred offering costs	90,000	—
Prepayment, deposit and other receivable	137,336	137,336
Total non-current assets	3,036,132	3,608,052
TOTAL ASSETS	$5,471,946	$5,182,379

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payables – third parties	$462,214	$407,804
Accounts payables – related party	365,413	467,309
Accrued liabilities and other payables	325,701	268,000
Current portion of obligations under operating leases	769,782	720,188
Current portion of obligations under financing leases	42,889	20,395
Loans payable, current	586,688	649,248
Dividend payable	98,850	—
Tax payable	155,239	—
Due to shareholders	90,000	—
Total current liabilities	2,896,776	2,532,944

NON-CURRENT LIABILITIES
Loans payable, non-current	231,599	276,256
Deferred tax liability	117,042	—
Obligations under operating leases, non-current	1,564,633	2,233,931
Obligations under financing leases, non-current	21,836	32,863
Total non-current liabilities	1,935,110	2,543,050
TOTAL LIABILITIES	$4,831,886	$5,075,994
Commitments and Contingencies

EQUITY
Common stocks, $0.0001 par value, 200,000,000 shares authorized, 50,000 and 50,000 issued and outstanding as of June 30, 2023 and 2022, respectively*	5	5
Subscription receivable	(5)	(5)
Accumulated other comprehensive income	(244)	—
Retained earnings	647,372	106,385
Total stockholders’ equity	647,128	106,385

Non-controlling interests in subsidiary	(7,068)	—
Total equity	640,060	106,385
TOTAL LIABILITIES AND EQUITY	$5,471,946	$5,182,379

____________

*        Retroactively restated for effect of the reorganization

LAKESIDE HOLDING LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 10 — TAXES (cont.)

PRO FORMA CONSOLIDATED STATEMENT OF
INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended June 30,
	2023	2022
Revenue from third party	$12,763,577	$9,560,985
Revenue from related parties	109,314	44,551
Total revenue	12,872,891	9,605,536

Cost of revenue to third parties	8,385,222	6,594,436
Cost of revenue to related parties	1,923,380	1,202,195
Total cost of revenue	10,308,602	7,796,631
Gross profit	2,564,289	1,808,905

Operating expenses:
Selling expense	79,822	20,525
General and administrative	2,331,312	1,906,140
(Reversal of) provision for doubtful accounts, net	(93,742)	—
Total operating expenses	2,317,392	1,926,665

Income (loss) from operations	246,897	(117,760)

Other income (expense):
Other income, net	885,501	183,552
Interest expense	(123,600)	(68,681)
Total other income (expense), net	761,901	114,871

Income (loss) before income taxes	1,008,798	(2,889)
Provision for income taxes	(307,683)	—

Net income (loss) and comprehensive income (loss)	$701,115	$(2,889)
Net (loss) attributable to non-controlling interests and redeemable non-controlling interests in subsidiaries	(39,872)	—
Net income (loss) attributable to common stockholders	740,987	(2,889)

Other Comprehensive income (loss)
Foreign currency translation gain (loss)	(255)	—
Comprehensive income (loss)	700,860	(2,889)
Less: net loss attributable to non-controlling interest	(39,883)	—
Comprehensive income (loss) attributable to the Company	$740,743	$(2,889)

Earnings (loss) per share – Basic and diluted	$14.81	$(0.06)
Weighted Average Shares Outstanding – Basic and diluted*	50,000	50,000

____________

*        Retroactively restated for effect of the reorganization

LAKESIDE HOLDING LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 10 — TAXES (cont.)

PRO FORMA CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Share		Subscription receivable	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non- controlling Interest in subsidiary	Total
	Shares*	Amount
Balance at June 30, 2021	50,000	$5	$(5)	$109,274	$—	$—	$109,274
Net loss for the year	—	—	—	(2,889)	—	—	(2,889)
Balance at June 30, 2022	50,000	$5	$(5)	$106,385	—	—	$106,385

Net income (loss) for the year	—	—	—	740,987	—	(39,872)	701,115
Capital dividend declared	—	—	—	(200,000)	—	—	(200,000)
Capital contribution made by non-controlling shareholder	—	—	—	—	—	32,815	32,815
Foreign currency translation loss	—	—	—	—	(244)	(11)	(255)
Balance at June 30, 2023	50,000	$5	$(5)	$647,372	$(244)	(7,068)	$640,060

____________

*        Retroactively restated for effect of the reorganization

NOTE 11 — STOCKHOLDERS’ EQUITY

Common Stocks

The Company was incorporated under the laws of the State of Nevada on August 28, 2023. In accordance with the Company’s Articles of Incorporation, the Company is authorized to issue 50,000 shares of common stock with par value of $0.0001. 50,000 shares of common stocks of the Company were issued on August 28, 2023.

On October 25, 2023, the Company amended its Articles of Incorporation to increase its number of authorized common stocks from 50,000 shares to 200,000,000 shares.

NOTE 12 — EARNINGS PER SHARE

For the years ended June 30, 2023 and 2022, the Company has no stock options and warrants issued and no impact on diluted earnings per share.

	For the years ended June 30,
	2023	2022
Net income attributable to the Company	$983,602	$(2,889)
Weighted average number of common shares outstanding – Basic and Diluted	50,000	50,000
Earnings per share – Basic and Diluted	$19.67	$(0.06)

NOTE 13 — CONCENTRATIONS AND CREDIT RISK

During the year ended June 30, 2023, the Company had one significant third-party customer and generated 16.5% of the Company’s total revenue. This customer also represented approximately 25.2% of accounts receivable as at June 30, 2023. During the year ended June 30, 2022, the Company had two significant third-party customers and generated 22.9% and 16.1% of the Company’s total revenue, respectively. These two customers also represented approximately 14.6% and 17.9% of accounts receivable as at June 30, 2022, and no other customers represented over 10% of accounts receivable as at June 30, 2023.

The Company had no third-party suppliers whose cost individually represented over 10% or more of the Company’s cost of revenue for the year ended June 30, 2023 and 2022. One related party, Weship, represented approximately 15.5% and 13.5% of the Company’s cost of revenue for the year ended June 30, 2023 and 2022. No third-party supplier represented over 10% of the Company’s accounts payable as at June 30, 2023 and 2022. One related party, Weship, represented approximately 44.2% and 53.4% of the Company’s accounts payable as at June 30, 2023 and 2022, respectively. (see Note 9).

LAKESIDE HOLDING LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 14 — COMMITMENTS AND CONTINGENCIES

Contractual Commitments

As of June 30, 2023, the Company’s contractual obligations consist of the following:

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating lease obligations	$2,450,215	836,248	1,612,411	1,556	$—
Finance lease obligations	65,842	43,786	22,056	—	—
Loan obligations	852,093	602,387	186,219	54,550	8,937
Total	$3,368,150	1,482,421	1,820,686	56,106	$8,937

Contingencies

The Company may be involved in certain legal proceedings, claims and disputes arising from the commercial operations, which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on the Company’s consolidated financial position or results of operations or liquidity as at June 30, 2023 and 2022.

NOTE 15 — SUBSEQUENT EVENTS

On August 4, 2023, ABL Wuhan increased its registered capital to RMB 5.0 million (approximately $0.7 million), and ABL Chicago transferred its 31% of ownership interest in ABL Wuhan to one third-party shareholder at a proceed of RMB 530,000 (approximately $75,000). As a result of this transfer, the third-party shareholder owns 80% of equity interest of ABL Wuhan and ABL Chicago owns 20% of equity interest of ABL Wuhan. As at October 15, 2023, the Company and the individual shareholder had paid registered capital of total RMB 1.2 million (approximately $168,000).

Through and including            , 2023 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

                    Shares

LAKESIDE HOLDING LIMITED

Common Stock

_______________________________

PRELIMINARY PROSPECTUS

_______________________________

THE BENCHMARK COMPANY, LLC	AXIOM CAPITAL MANAGEMENT, INC.

, 2023

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimated except the SEC registration fee, the Financial Industry Regulatory Authority, Inc. (FINRA) filing fee, and the Nasdaq listing fee:

Item	Amount paid or to be paid
SEC registration fee	$
FINRA filing fee
Nasdaq listing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Transfer Agent fees and expenses
Miscellaneous expenses

Total	$

Item 14. Indemnification of Directors and Officers.

Limitation of Directors’ and Officers’ Liability and Indemnification

Nevada Law

Section 78.7502 of the Nevada Revised Statutes provides that a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he is not liable under Section 78.138 of the Nevada Revised Statutes for breach of his or her fiduciary duties to the corporation or he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 78.7502 further provides a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he is not liable under Section 78.138 of the Nevada Revised Statutes for breach of his or her fiduciary duties to the corporation or he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation.

Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any non-derivative proceeding or any derivative proceeding, or in defense of any claim, issue or matter therein, the corporation shall indemnify him or her against expenses, including attorneys’ fees, actually and reasonably incurred in connection with the defense.

Further, Nevada law permits a Nevada corporation to purchase and maintain insurance or to make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him or her and liability and expenses incurred by him or her in his or her capacity as a director, officer, employee or agent, or arising out of his or her status as such, whether or not the corporation has the authority to indemnify him or her against such liability and expenses.

Charter Provisions

Pursuant to our articles of incorporation and bylaws, we may indemnify an officer or director who is made a party to any proceeding, including a lawsuit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interest, provided, however, that (i) we will not indemnify such person against expenses incurred in connection with an action if he is threatened but does not become a party unless the incurring of such expenses was authorized by the board of directors and (ii) we will not indemnify against any amount paid in settlement unless our board of directors has consented to such settlement.

An officer or director is not entitled to indemnification against costs or expenses incurred in connection with any action, commenced by such person against us or any person who is or was a director, officer, fiduciary, employee or agent of our company unless and to the extent that the officer or directors is successful on the merits in any such proceeding as to which such person is to be indemnified, we must indemnify him against all expenses incurred, including attorney’s fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or directors is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

Item 15. Recent Sales of Unregistered Securities.

On August 25, 2023, we issued an aggregate of 25,000 shares of common stock to JIUSHEN TRANSPORT LLC, for a purchase price of nil for each share of common stock. On October 25, 2023, we issued an aggregate of 25,000 shares of common stock to H&L LOGISTICS INTERNATIONAL LLC, for a purchase price of nil for each share of common stock. Such securities were issued pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

Item 16. Exhibits and Consolidated Financial Statement Schedules.

(a) Exhibits

See the Exhibit Index included in this Registration Statement, which is incorporated by reference herein.

(b) Consolidated Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or interim condensed consolidated financial statements or notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(a)     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b)    The undersigned Registrant hereby undertakes that:

(i)     For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(ii)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement
3.1	Articles of Incorporation of the Company
3.2	Bylaws of the Company, as amended
4.1*	Form of Underwriter’s Warrant
5.1*	Opinion of Flangas Law Group
5.2*	Opinion of Huang & Hu, P.C.
10.1*	Form of Indemnification Agreement
10.2*	Form of Employment Agreement between the Registrant and Executive Officers
14.1*	Code of Ethics
21.1	List of Subsidiaries of the Registrant
23.1*	Consent of ZH CPA, LLC
23.2*	Consent of Flangas Law Group (included in Exhibit 5.1)
23.3*	Consent of Huang & Hu, P.C. (included in Exhibit 5.2)
24.1*	Power of Attorney (reference is made to the signature page to the Registration Statement)
99.1	Consent of Yiye Zhou
99.2	Consent of Zhengyi (Janice) Fang
99.3	Consent of Cynthia Vuong
99.4	Consent of Shuai Li
107*	Calculation of Filing Fees

____________

*        Indicates to be filed by amendment

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on this            day of            , 2023.

Lakeside Holding Limited
By:
Name:	Henry Liu
Title:	Chairman and Chief Executive Officer

POWER OF ATTORNEY

We the undersigned executive officers and directors of Lakeside Holding Limited, hereby severally constitute and appoint Henry Liu, our true and lawful attorney with full power to him, to sign for us and in our names in the capacities indicated below the registration statement on Form S-1 filed herewith and any and all pre-effective and post-effective amendments to said registration statement and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same with all exhibits thereto, and the other documents in connection therewith, with the Securities and Exchange Commission, and generally to do all such things in our name and behalf in our capacities as executive officers and directors to enable Lakeside Holding Limited to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney, to said registration statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
	Chairman of the Board and Chief Executive Officer	, 2023
Henry Liu	(Principal Executive Officer)
	Director, President and Chief Operating Officer	, 2023
Shuai Li
	Chief Financial Officer	, 2023
Long (Leo) Yi	(Principal Financial and Accounting Officer)
	Director	, 2023
Yiye Zhou
	Director	, 2023
Zhengyi (Janice) Fang
	Director	, 2023
Cynthia Vuong